
MARSH & McLENNAN
COMPANIES

MARSH & McLENNAN COMPANIES
ANNUAL REPORT


12026366

2011

MARSH · GUY CARPENTER · MERCER · OLIVER WYMAN

MARSH & McLENNAN COMPANIES is a global team of professional services companies offering clients advice and solutions in the areas of risk, strategy and human capital.

MARSH is a global leader in insurance broking and risk management.

GUY CARPENTER is a global leader in providing risk and reinsurance intermediary services.

MERCER is a global leader in human resource consulting and related services.

OLIVER WYMAN is a global leader in management consulting.

Our 52,000 employees worldwide provide analysis, advice and transactional capabilities to clients in more than 100 countries. The Company prides itself on being a responsible corporate citizen and making a positive impact in the communities in which it operates.

This annual report contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please see "Information Concerning Forward-Looking Statements" on page i in the Form 10-K included in this annual report.

LETTER FROM THE PRESIDENT AND CEO

TO OUR SHAREHOLDERS:

2011 was an outstanding year for Marsh & McLennan Companies. We produced excellent financial results and shareholder return while strengthening our competitive position, our balance sheet, and our leadership team.

After a strong 2010, our primary objective in 2011 was to build on our momentum and deliver sustainable growth in revenue and profitability across both of our operating segments. I am pleased to report that we achieved this goal. As a result, our adjusted operating income increased from $1.5 billion in 2010 to $1.7 billion in 2011– a gain of 12%.*

We delivered this growth despite a challenging macro environment, including significant economic headwinds in Europe; a U.S. economic recovery that struggled to maintain momentum; continued soft market conditions in the global property and casualty insurance marketplace; and low interest rates. Our ability to achieve growth across all of our operations in the face of these challenges speaks to the exceptional quality of our offerings and services, the loyalty of our clients, the strength of our world-class brands, and the quality of our people.

DELIVERING ON OUR PROMISE

At our Investor Day on September 30, 2010, we declared our intent to make Marsh & McLennan Companies one of the world's elite enterprises. We presented our plan to realize this vision, based on four pillars: 1. Produce long-term revenue and earnings growth; 2. Maintain low capital requirements; 3. Generate high levels of cash; and 4. Lower the risk profile of the Company.

We said we were confident that successful execution of our strategy would produce long-term, double-digit organic growth in adjusted operating income before acquisitions – and over the past two years, we have averaged 11% growth.

In 2011, our total shareholder return, including dividends, was 19%, compared with 2% for the S&P 500 index. We are proud of our results, and the return on investment we have created for shareholders.

STRENGTHENING OUR COMPETITIVE POSITION

By any measure, 2011 was an excellent year for the Company. However, the true indicator of an elite enterprise is sustained, long-term success. In addition to growing revenue and carefully managing our expenses, the Company continued to expand its market presence, improve operations, and invest in our capabilities.

** For a reconciliation of non-GAAP results to GAAP results, please refer to the Company's Form 8-K, dated February 14, 2012, available on the Company's website at www.mmc.com.*

- Marsh strengthened its position in emerging markets with the acquisition of the insurance broking business of Alexander Forbes, which closed in January 2012. This transaction gives Marsh a leading market position in South Africa, and significantly expands its presence in some of the most vibrant economies in the sub-Saharan region.

- We continued to develop our Marsh & McLennan Agency platform, with seven acquisitions in 2011. Marsh & McLennan Agency now has annualized revenue of $330 million, and is quickly establishing a leadership position in the dynamic middle market client segment.

- Already the preeminent companies in their respective markets, Mercer and Marsh have collaborated to implement a new operating and organizational model outside of the United States, bringing together their businesses focused on employee health and benefits. This collaboration will function under a single brand: Mercer Marsh Benefits™. Clients will experience unmatched benefits brokerage and consulting services through this new approach that leverages the capabilities of both Mercer and Marsh.

- The Company continues to focus on minimizing and managing operational risk. In 2011, we introduced a new Code of Conduct, which we call *The Greater Good*. Reinforced by a global training program, the Code serves as a fundamental tool to reduce risk and promote ethical behavior. It establishes non-negotiable business standards for all colleagues, emphasizes leadership responsibilities, stresses the importance of open communication and escalation of concerns, and provides colleagues with decision-making tools to manage risk. All colleagues are required to certify that they understand our Code and agree to comply with its provisions.

In 2011, our total shareholder return, including dividends, was 19%, compared with 2% for the S&P 500 index. We are proud of our results, and the return on investment we have created for shareholders.

EMPLOYING OUR CAPITAL

One of our long-term financial goals is to maintain a high quality of earnings, resulting in high cash generation. The second part of that equation is the effective deployment and allocation of capital to strengthen the Company and reward our shareholders with superior returns. Of note in 2011:

- The Company continued to make acquisitions to strengthen our businesses in important growth markets.

- The Company increased its quarterly dividend 5% to $.22 per share, with a dividend yield that averaged 3%.

- In July, the Company completed a tender offer that resulted in the retirement of an aggregate of $600 million of the senior notes scheduled to mature in 2014 and 2015. We funded the tender with $100 million of cash and a new 10-year note for $500 million. These transactions allowed us to refine our capital structure, lower our refinancing risk, extend maturities of our debt portfolio at a very attractive interest rate, and strengthen our balance sheet.

We announced several changes to our senior leadership team designed to sharpen our focus as an organization and accelerate our progress toward becoming one of the world's elite growth enterprises.

- In August, the Board of Directors of Marsh & McLennan Companies authorized an increase in the Company's share repurchase program to $1 billion from $500 million. Since announcing its share repurchase program in 2010, the Company has repurchased a total of 15.6 million shares of its common stock for $447 million.

Looking ahead, we remain committed to long-term growth in earnings and the prudent deployment of the cash that we generate.

STRENGTHENING OUR TEAM

In 2011, we announced several changes to our senior leadership team designed to sharpen our focus as an organization and accelerate our progress toward becoming one of the world's elite growth enterprises.

- In April, we appointed Dan Glaser to the newly created position of Group President and Chief Operating Officer, Marsh & McLennan Companies. Dan had previously been Chairman and Chief Executive Officer of Marsh.

- Peter Zaffino was appointed President and Chief Executive Officer of Marsh, succeeding Dan Glaser. Peter had been President and Chief Executive Officer of Guy Carpenter, a position he assumed in early 2008.

- Alex Moczarski was named President and Chief Executive Officer of Guy Carpenter, succeeding Peter Zaffino. Alex had been President and Chief Executive Officer of the International Division of Marsh, responsible for operations in all areas of the world outside the U.S. and Canada.

- In May, Ben Allen was appointed to the newly created role of Chief Innovation Officer of Marsh & McLennan Companies. Ben had previously been President and Chief Executive Officer of Kroll, Inc. In September, Ben assumed the additional role of Chief Information Officer.

- In October, we announced our intent to sponsor a Retirement Policy Center. The mission of the Center is to become a catalyst for new ideas and perspectives on retirement, and to interact with constituents on retirement policy issues. Michele Burns, then Chief Executive Officer of Mercer, was appointed to lead the new center.

- And in early 2012, we welcomed Julio Portalatin to the Company as the new President and Chief Executive Officer of Mercer. Julio was previously President and Chief Executive Officer of Chartis Growth Economies and Senior Vice President, American International Group (AIG).

We were also pleased to welcome four new members to our Board of Directors. Joining in 2011 were Steven A. Mills and Lloyd M. Yates. In January 2012, Elaine La Roche and R. David Yost joined our Board as well. As we welcomed our new Directors, we also bid farewell to Leslie M. ("Bud") Baker, Jr., Stephen Hardis, and Gwendolyn King, who retired from the Board in 2011.

As a professional services firm, our success depends entirely on the talent of our people and their immense contributions to the Company.

POISED FOR CONTINUED SUCCESS

Our strategy has yielded impressive results over the last two years, and we fully intend to build on this foundation and continue to deliver outstanding returns for our shareholders.

In closing, I want to recognize the collaborative spirit and dedication of our 52,000 colleagues worldwide. As a professional services firm, our success depends entirely on the talent of our people and their immense contributions to the Company. With that, I thank our colleagues for their outstanding work, our clients for their continued business, and our shareholders for recognizing the long-term value of our enterprise.

Best regards,



Brian Duperreault
President and Chief Executive Officer
Marsh & McLennan Companies

February 28, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
Commission File No. 1-5998

Marsh & McLennan Companies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-2668272**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1166 Avenue of the Americas
New York, New York 10036-2774
(Address of principal executive offices; Zip Code)
(212) 345-5000
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	New York Stock Exchange
	Chicago Stock Exchange
	London Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting Company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting Company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell Company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2011, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $16,855,445,252, computed by reference to the closing price of such stock as reported on the New York Stock Exchange on June 30, 2011.

As of February 17, 2012, there were outstanding 543,417,064 shares of common stock, par value $1.00 per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Marsh & McLennan Companies, Inc.'s Notice of Annual Meeting and Proxy Statement for the 2012 Annual Meeting of Stockholders (the "2012 Proxy Statement") are incorporated by reference in Part III of this Form 10-K.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management's current views concerning future events or results, use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "future," "intend," "plan," "project" and similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will" and "would." For example, we may use forward-looking statements when addressing topics such as: the outcome of contingencies; the expected impact of acquisitions and dispositions; pension obligations; market and industry conditions; changes in our business strategies and methods of generating revenue; the development and performance of our services and products; changes in the composition or level of our revenues; our cost structure and the outcome of cost-saving or restructuring initiatives; dividend policy; cash flow and liquidity; future actions by regulators; and the impact of changes in accounting rules.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in our forward-looking statements include, among other things:

- our exposure to potential liabilities arising from errors and omissions claims against us, particularly in our Marsh and Mercer businesses;
- our ability to make strategic acquisitions and dispositions and to integrate, and realize expected synergies, savings or strategic benefits from the businesses we acquire;
- changes in the funded status of our global defined benefit pension plans and the impact of any increased pension funding resulting from those changes;
- the impact of any regional, national or global political, economic, regulatory or market conditions on our results of operations and financial condition;
- the impact on our net income caused by fluctuations in foreign currency exchange rates;
- the impact on our net income or cash flows and our effective tax rate in a particular period caused by settled tax audits and expired statutes of limitation;
- the extent to which we retain existing clients and attract new business, and our ability to incentivize and retain key employees;
- our exposure to potential criminal sanctions or civil remedies if we fail to comply with foreign and U.S. laws and regulations that are applicable to our international operations, including import and export requirements, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, local laws prohibiting corrupt payments to government officials, as well as various trade sanctions laws;
- the impact of competition, including with respect to pricing;
- the potential impact of rating agency actions on our cost of financing and ability to borrow, as well as on our operating costs and competitive position;
- our ability to successfully recover should we experience a disaster or other business continuity problem;
- changes in applicable tax or accounting requirements; and
- potential income statement effects from the application of FASB's ASC Topic No. 740 ("Income Taxes") regarding accounting treatment of uncertain tax benefits and valuation allowances, including the effect of any subsequent adjustments to the estimates we use in applying this accounting standard.

The factors identified above are not exhaustive. Marsh & McLennan Companies and its subsidiaries operate in a dynamic business environment in which new risks may emerge frequently. Accordingly, we caution readers not to place undue reliance on the above forward-looking statements, which speak only as of the dates on which they are made. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made. Further information concerning the Company and its businesses, including information about factors that could materially affect our results of operations and financial condition, is contained in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section in Part I, Item 1A of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS.

References in this report to "we", "us" and "our" are to Marsh & McLennan Companies, Inc. (the "Company") and one or more of its subsidiaries, as the context requires.

GENERAL

The Company is a global professional services firm providing advice and solutions in the areas of risk, strategy and human capital. It is the parent company of a number of the world's leading risk experts and specialty consultants, including: Marsh, the insurance broker, intermediary and risk advisor; Guy Carpenter, the risk and reinsurance specialist; Mercer, the provider of HR and related financial advice and services; and Oliver Wyman Group, the management and economic consultancy. With over 52,000 employees worldwide and annual revenue exceeding $11.5 billion, the Company provides analysis, advice and transactional capabilities to clients in more than 100 countries.

The Company conducts business through two segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. We conduct business in this segment through Marsh and Guy Carpenter.
- **Consulting** includes human resource consulting and related outsourcing and investment services, and specialized management and economic consulting services. We conduct business in this segment through Mercer and Oliver Wyman Group.

We describe our current segments in further detail below. We provide financial information about our segments in our consolidated financial statements included under Part II, Item 8 of this report.

OUR BUSINESSES

RISK AND INSURANCE SERVICES

The Risk and Insurance Services segment generated approximately 54% of the Company's total segment revenue in 2011 and employs approximately 27,600 colleagues worldwide. The Company conducts business in this segment through **Marsh** and **Guy Carpenter**.

MARSH

Marsh is a world leader in delivering risk and insurance services and solutions to its clients. From its founding in 1871 to the present day, Marsh has provided thought leadership and innovation for clients and the insurance industry—introducing and promoting the concept and practice of client representation through brokerage, the discipline of risk management, the globalization of insurance and risk management services and many other innovative tools and service platforms.

Marsh generated approximately 45% of the Company's total segment revenue in 2011. Nearly 25,400 Marsh colleagues provide risk management, risk consulting, insurance broking, alternative risk financing, and insurance program management services to a wide range of businesses, government entities, professional service organizations and individuals around the world in more than 100 countries.

Marsh's clients vary by size, industry, geography and risk exposures. Marsh is organized to serve clients efficiently and effectively, delivering tailored solutions based on complexity of risk and geographic footprint, and matched to clients' buying styles.

Insurance Broking and Risk Consulting

In its main insurance broking and risk consulting business, Marsh employs a team approach to address clients' risk management and insurance needs. Each client relationship is coordinated by a client executive or client manager who draws from the many industry and risk specialties within Marsh to assemble the resources needed to analyze, measure and assist a client in managing its various risks. Product and service offerings include program design and placement, post-placement program support and administration, claims support and advocacy, alternative risk strategies, and a wide array of risk analysis and risk management consulting services. Within Marsh, there are several significant specialties or businesses in addition to our brokerage operations that serve as an important part of the overall capabilities we offer clients. These include *Multinational Client Service, Marsh Risk Consulting, Risk, Specialty and Industry Practices, Bowring Marsh, Consumer Operations, Market Consulting, Marsh & McLennan Agency, Captive Solutions, Schinnerer Group and Marsh Client Technologies.*

Multinational Client Service

Multinational Client Service (MCS) is solely focused on delivering service excellence and insurance solutions to multinational clients, irrespective of their size. MCS provides risk management programs with a service platform that comprises a combination of proprietary tools and technology and specialized resources. MCS provides global expertise and an intimate knowledge of local markets, helping clients navigate local regulatory and legal environments and address the worldwide risk issues that confront them.

Marsh Risk Consulting

Marsh Risk Consulting (MRC) is a global organization comprised of consulting specialists dedicated to providing clients with advice and solutions across a comprehensive range of insurable and non-insurable risk issues. MRC helps clients identify exposures, assess critical business functions and evaluate existing risk treatment practices and strategies. MRC provides client services in five main areas of exposure:

- Marsh Business Analytics: Applies analytics to risk and business management to help foster a better understanding of issues, substantiate decision making, support the implementation of innovative solutions and strategies, and reduce costs.
- Property Risk Consulting: Delivers a range of value-added property risk engineering and loss control identification, assessment, and mitigation consulting solutions spanning the lifecycle of a property and its operation, from planning, design, construction, maintenance, and renovation to disposal.
- Financial Advisory, Claims, Litigation Support: Provides forensic accounting, casualty and liability claim consulting and management, claim accounting preparation, complex claim consulting, mass tort consulting, valuation, investigative services, construction delay and dispute consulting, and capital projects expertise and innovative solutions using proprietary processes and technology.
- Workforce Strategies: Uses a Continuous Risk Improvement (CRI) process to create lasting improvement and support efforts to reduce workers' compensation loss costs; increase the quality, safety, and efficiency of operations; improve productivity and profitability; reinforce behaviors needed to support business objectives; and develop and implement sustainable safety and health management systems.
- Strategic Risk Consulting: Supply and value chain, crisis management, and enterprise risk and resiliency services to help preserve, protect, and defend critical business assets, processes, and reputation; evaluate compliance with regulatory requirements; and meet stakeholder corporate governance expectations.

Risk, Specialty and Industry Practices

In further support of its clients' strategic, operational and risk management objectives, Marsh provides consultative advice, brokerage and claims advocacy services through dedicated global Risk, Specialty and Industry Practices in the areas listed below. For both large and mid-size organizations, Practice colleagues apply their experience and working knowledge of clients' industry sectors, and of the unique environments in which they operate, to facilitate the requisite breadth of coverage and to reduce cost of risk.

Risk & Specialty Practices	Industry Practices
•Aviation & Aerospace	•Agriculture
•Captive Solutions	•Automotive
•Casualty	•Chemicals
•Claims	•Communications, Media and Technology
•Energy	•Construction
•Environmental	•Education
•Financial and Professional (FINPRO)	•Financial Institutions
•Marsh Risk Consulting (MRC)	•Fisheries
•Marine	•Forestry & Integrated Wood Products
•Political Risk / Trade Credit	•Healthcare
•Private Equity and Mergers & Acquisitions (PEMA)	•Hospitality & Gaming
•Product Recall	•Infrastructure
•Property	•Life Sciences
•Surety	•Manufacturing
	•Mining, Metals & Minerals
	•Power & Utilities
	•Project Risk
	•Public Entities
	•Real Estate
	•Retail / Wholesale
	•Sports, Entertainment & Events
	•Transportation

Bowring Marsh

Bowring Marsh was established in 2008 to respond to clients' growing needs and marketplace opportunity, specializing as an international placement broker for property (including terrorism) and casualty risks. Bowring Marsh utilizes placement expertise in major international insurance market hubs (including Bermuda, Brazil, Dublin, London, Miami, Singapore, Tokyo and Zurich) and an integrated global network to secure advantageous terms and conditions for its clients throughout the world.

Consumer Operations—Affinity/Program & Private Client

In addition to its main risk management and broking practices described above, Marsh operates a "Consumer" business in each geographic region that focuses on either or both of affinity/program marketing and administration opportunities and high net worth individual insurance sales. The Affinity/ Program businesses sell and administer insurance products and services on a program basis, typically working with a sponsoring organization client to leverage the affinity relationship that client has with its constituencies (e.g., employees, members, franchisees, or customers, as the case may be). These programs include a broad range of group life & health coverages and property & casualty coverages, with a concentration in professional liability insurance.

Marsh Consumer's sales and servicing activities regarding high net worth individuals are largely U.S.-focused and operate under the names "Private Client Services" (for property & casualty insurance products), and "Private Client Life Insurance Solutions" (for life & health insurance-focused activities). These businesses offer high-net-worth individuals, families and their advisors a single source solution to manage their complete spectrum of risk, uphold their current quality of life and protect and preserve their wealth, current income and legacy.

Market Consulting

Marsh provides market consulting and distribution services to insurers. Through Marsh's MarketConnect electronic platform, Marsh provides to insurers individualized preference setting and risk identification capabilities and detailed performance data and metrics. Market consulting teams review performance metrics and preferences with insurers and work with them to help improve their performance, enhance their efficiency in the placement process and make their offerings more competitive and appealing to clients and prospects.

Marsh & McLennan Agency

In October 2008, Marsh established the Marsh & McLennan Agency (MMA) to be one of the premier insurance agencies in the United States, meeting the needs of mid-sized businesses across the country. MMA's services are targeted to customers who seek professional advice on program structure, market knowledge, experience and expertise in their industry, competitive prices, and local resources and service professionals. MMA offers commercial property and casualty, personal lines, employee benefits and life insurance / estate planning to clients through a dedicated sales and service force in retail locations, operating independently from Marsh's other insurance broking operations.

Captive Solutions

Operating in 29 captive domiciles, along with consulting expertise residing in Marsh brokerage offices worldwide, the Captive Solutions Practice serves approximately 1,263 captive facilities, including single-parent captives, reinsurance pools, risk retention groups and others. The Practice includes the Captive Advisory group—a consulting arm that performs captive feasibility studies and helps to structure and implement captive solutions and Captive Management— an industry leader in managing captive facilities and in providing administrative, consultative and insurance-related services.

Schinnerer Group

As one of the largest underwriting managers of professional liability and specialty insurance programs in the United States, Victor O. Schinnerer provides risk management and insurance solutions to clients through licensed brokers.

This group includes ENCON Group Inc., a leading managing general agent in Canada. ENCON offers professional liability and construction insurance, as well as group and retiree benefits programs for individuals, professionals, organizations and businesses, through a national network of licensed insurance brokers and plan advisors.

Marsh Client Technologies

Marsh Client Technologies is comprised of *MarshConnect*, Marsh's global client technology interface, and *CS STARS*, a leading provider of risk and claims management systems and related data services.

MarshConnect is a shared platform that delivers two sets of functions: Risk and Insurance Databases and Client Servicing Applications. Proprietary databases provide a broad range of risk and insurance market intelligence, research tools and interactive utilities. Additionally, *MarshConnect* offers real-time access to critical risk and insurance information relevant to a client's operations and risk profile. The platform enables teams to share information, collaborate and transact business online, increasing operational efficiency for Risk Management departments.

CS STARS serves the technology needs of risk management professionals, as well as insurance carriers and third-party administrators, through integrated software and services that support risk management, claims administration, compliance management, and data management.

GUY CARPENTER

Guy Carpenter generated approximately 9% of the Company's total segment revenue in 2011. Approximately 2,200 Guy Carpenter professionals create and execute reinsurance and risk management solutions for clients worldwide, by providing risk assessment analytics, actuarial services, highly specialized product knowledge and trading relationships with reinsurance markets. Client services also include contract and claims management and fiduciary accounting.

Acting as a broker or intermediary on all classes of reinsurance, Guy Carpenter places two main types of property and casualty reinsurance: treaty reinsurance, which involves the transfer of a portfolio of risks; and facultative reinsurance, which entails the transfer of part or all of the coverage provided by a single insurance policy.

Guy Carpenter also provides reinsurance services in a broad range of specialty practice areas, including: agriculture; alternative risk transfer (such as group-based captives and insurance pools); aviation & aerospace; casualty clash (losses involving multiple policies or insureds); construction and engineering; credit, bond & political risk; excess & umbrella; general casualty; life, accident & health; marine and energy; medical professional liability; professional liability; program manager solutions; property; retrocessional reinsurance (reinsurance between reinsurers); surety (reinsurance of surety bonds and other financial guarantees); terror risk and workers compensation.

Guy Carpenter also offers clients alternatives to traditional reinsurance, including industry loss warranties and, through its affiliates, capital markets alternatives such as transferring catastrophe risk through the issuance of risk-linked securities. GC Securities, the Guy Carpenter division of MMC Securities Corp., offers corporate finance solutions, including mergers & acquisitions and private debt and equity capital raising, and capital markets-based risk transfer solutions that complement Guy Carpenter's strong industry relationships, analytical capabilities and reinsurance expertise.

In addition, Guy Carpenter provides its clients with numerous reinsurance-related services, such as actuarial, enterprise risk management, financial and regulatory consulting, portfolio analysis and advice on the efficient use of capital. Guy Carpenter's GC Analytics® unit serves as a local resource that helps clients better understand and quantify the uncertainties inherent in their businesses. Working in close partnership with Guy Carpenter account executives, GC Analytics specialists can help support clients' critical decisions in numerous areas, including reinsurance utilization, catastrophe exposure portfolio management, new product/market development, rating agency, regulatory and account impacts, loss reserve risk, capital adequacy and return on capital.

Compensation for Services in Risk and Insurance Services

Marsh and Guy Carpenter are compensated for brokerage and consulting services primarily through fees and commissions. Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer selected, the capacity in which the broker acts and negotiations with clients. Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. Marsh is compensated for market consulting services and/or distribution services that it provides to insurers through enhanced commissions (at a fixed percentage of the premium placed with the insurer) and fixed fees. For a more detailed discussion of revenue sources and factors affecting revenue in our Risk and Insurance Services segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

CONSULTING

The Company's consulting segment generated approximately 46% of total segment revenue in 2011 and employs approximately 23,800 colleagues worldwide. The Company conducts business in this segment through **Mercer** and **Oliver Wyman Group**.

MERCER

With nearly 20,300 professionals active in 41 countries, Mercer is a leading global provider of human resource consulting and related outsourcing and investment services. Clients include a majority of the companies in the Fortune 1000 and FTSE 100, as well as medium- and small-market organizations. Mercer generated approximately 33% of the Company's total segment revenue in 2011.

Mercer operates in the following areas:

Retirement, Risk & Finance Consulting. Mercer provides a wide range of strategic and compliance-related retirement services and solutions to corporate, governmental and institutional clients. Mercer assists clients worldwide in the design, governance and risk management of defined benefit, defined contribution and hybrid retirement plans. Mercer's financial approach to retirement services enables clients to consider the benefits, accounting, funding and investment aspects of plan design and management in the context of business objectives and governance requirements.

Health & Benefits. In its health & benefits business, Mercer assists public and private sector employers in the design, management and administration of employee health care programs; compliance with local benefits-related regulations; and the establishment of health and welfare benefits coverage for employees. Mercer provides advice and solutions to employers on: total health management strategies; global health brokerage solutions; vendor performance and audit; life and disability management; and measurement of healthcare provider performance. These services are provided through traditional consulting as well as commission-based brokerage services in connection with the selection of insurance companies and healthcare providers.

Talent, Rewards & Communications. Mercer's talent, rewards and communications businesses advise organizations on the engagement, management and rewarding of employees; the design of executive remuneration programs; and improvement of human resource (HR) effectiveness.

Through proprietary survey data and decision support tools, Mercer's information products solutions business provides clients with human capital information and analytical capabilities to improve strategic human capital decision making.

Mercer's communication business helps clients to plan and implement HR programs and other organizational changes in order to maximize employee engagement, drive desired employee behaviors and achieve improvements in business performance.

Outsourcing. Through its outsourcing business, Mercer provides benefits administration services to clients globally. By delivering services across benefit domains and international borders, Mercer helps clients more efficiently manage their employee benefits programs. Mercer's outsourcing business offers total benefits outsourcing, including administration and delivery for wealth, health and flexible benefits; total retirement outsourcing, including administration and delivery for retirement benefits; and stand-alone services for defined benefit administration, defined contribution administration, health benefits administration and flexible benefits programs.

Investments. Mercer provides investment consulting services to the fiduciaries of pension funds, foundations, endowments and other investors in more than 35 countries. Mercer advises clients and provides outsourced decision-making services covering all stages of the institutional investment process, from strategy, structure and implementation to ongoing portfolio management.

Mercer's investment management business provides multi-manager investment solutions, primarily for retirement plan assets, to institutional investors (such as retirement plan sponsors and trustees), and to individual investors (primarily through the inclusion of funds managed by Mercer on affiliated and third party defined contribution and financial advice platforms). These solutions include "one-stop" investment advisory and asset management solutions for plan sponsors, bundled services for frozen defined benefit plans utilizing our expertise in liability-driven investment and actuarial techniques, and personal wealth solutions. The investment management business offers a diverse range of investment options to meet a full spectrum of risk/return preferences and manages investment vehicles across a range of investment strategies in four geographic regions (US, Canada, Europe and Australia/New Zealand). As of December 31, 2011, Mercer's investment management business had assets under management of $53 billion worldwide.

OLIVER WYMAN GROUP

With approximately 3,500 professionals and offices in 25 countries, Oliver Wyman Group delivers advisory services to clients through three operating units, each of which is a leader in its field: Oliver Wyman; Lippincott; and NERA Economic Consulting. Oliver Wyman Group generated approximately 13% of the Company's total segment revenue in 2011.

Oliver Wyman is a leading global management consulting firm. Oliver Wyman's consultants specialize by industry and functional area, allowing clients to benefit from both deep sector knowledge and specialized expertise in strategy, operations, risk management, organizational transformation, and leadership development. Industry groups include:

- Automotive;
- Aviation, Aerospace and Defense;
- Communications, Media and Technology;
- Energy;
- Financial services, including corporate and institutional banking, insurance, wealth and asset management, public policy, and retail and business banking;
- Industrial products and services;
- Health and life sciences;
- Retail and consumer products; and
- Surface transportation.

Oliver Wyman overlays its industry knowledge with expertise in the following functional specializations:

- *Actuarial.* Oliver Wyman offers actuarial consulting services to public and private enterprises, self-insured group organizations, insurance companies, government entities, insurance regulatory agencies and other organizations.
- *Business and Organization Transformation.* Oliver Wyman advises organizations undergoing or anticipating profound change or facing strategic discontinuities or risks by providing guidance on leading the institution, structuring its operations, improving its performance, and building its organizational capabilities.
- *CEO Effectiveness.* Oliver Wyman serves as trusted advisors to CEOs around the world - helping them maximize their impact and succeed in their role as the leaders of large, complex enterprises. Oliver Wyman works with CEOs to develop a compelling strategic direction, align the right players on strategy implementation, build strong senior teams, design appropriate governance structures, lead successful transitions at the top, and engage effectively with their boards.
- *Corporate Finance & Restructuring.* Oliver Wyman provides an array of capabilities to support investment decision making by private equity funds, hedge funds, sovereign wealth funds, investment banks, commercial banks, arrangers, strategic investors, and insurers.
- *Risk Management.* Oliver Wyman works with CFOs and other senior finance and risk management executives of corporations and financial institutions. Oliver Wyman provides a range of services that provide effective, customized solutions to the challenges presented by the evolving roles, needs and priorities of these individuals and organizations.
- *Leadership Development.* The Leadership Development business provides customized solutions for clients to develop leadership capability across all levels of their organization in order to accelerate the development of leadership as a source of strategic advantage. These customized solutions blend a range of learning methodologies including leadership and employee engagement programs, action learning, coaching, e-learning, and online applications.
- *Marketing and Sales.* Oliver Wyman advises leading firms in the areas of offer/pricing optimization; product/service portfolio management; product innovation; marketing spend optimization; value-based customer management; and sales and distribution model transformation.
- *Operations and Technology.* Oliver Wyman offers market-leading IT organization design, IT economics management, Lean Six Sigma principles and methodologies, and sourcing expertise to clients across a broad range of industries.
- *Strategy.* Oliver Wyman is a leading provider of corporate strategy advice and solutions in the areas of growth strategy and corporate portfolio; non-organic growth and M&A; performance improvement; business design and innovation; corporate center and shared services; and strategic planning.

Lippincott is a brand strategy and design consulting firm which advises corporations around the world in a variety of industries on corporate branding, identity and image. Lippincott has helped create some of the world's most recognized brands.

NERA Economic Consulting provides economic analysis and advice to public and private entities to achieve practical solutions to highly complex business and legal issues arising from competition, regulation, public policy, strategy, finance and litigation. NERA professionals operate worldwide assisting clients including corporations, governments, law firms, regulatory agencies, trade associations, and international agencies. NERA's specialized practice areas include: antitrust; securities; complex commercial litigation; energy; environmental economics; network industries; intellectual property; product liability and mass torts; and transfer pricing.

Compensation for Services in Consulting

Mercer and the Oliver Wyman Group businesses are compensated for advice and services primarily through fees paid by clients. Mercer's health & benefits business is compensated through commissions from insurance companies for the placement of insurance contracts (comprising more than half of the revenue in the health & benefits business) and consulting fees. Mercer's discretionary investment management business and certain of Mercer's defined contribution administration services are compensated typically through fees based on assets under administration and/or management. For a more detailed discussion of revenue sources and factors affecting revenue in the Consulting segment, see Part II, Item 7 ("Management's Discussion and Analysis of Financial Condition and Results of Operations") of this report.

REGULATION

The Company's activities are subject to licensing requirements and extensive regulation under United States federal and state laws, as well as laws of other countries in which the Company's subsidiaries operate. See Part I, Item 1A ("Risk Factors") below for a discussion of how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our businesses.

Risk and Insurance Services. While laws and regulations vary from location to location, every state of the United States and most foreign jurisdictions require insurance market intermediaries and related service providers (such as insurance brokers, agents and consultants, reinsurance brokers, managing general agents and third party administrators) to hold an individual and/or company license from a governmental agency or self-regulatory organization. Some jurisdictions issue licenses only to individual residents or locally-owned business entities; in those instances, if the Company has no licensed subsidiary, it may maintain arrangements with residents or business entities licensed to act in such jurisdiction. Such arrangements are subject to an internal review and approval process. Licensing of reinsurance intermediary brokers is generally less rigorous as compared to insurance regulation, and most jurisdictions require only corporate reinsurance intermediary licenses.

Beginning in January 2005, all European Union member states were required to implement the Insurance Mediation Directive. This Directive aims to apply consistent minimum professional standards to insurance and reinsurance intermediaries, including a licensing system based on an assessment of factors such as professional competence, financial capacity and professional indemnity insurance. The adoption by member states of the European Union of regulations to comply with the Directive has led our insurance intermediary operations in the European Union to become subject to enhanced regulatory requirements. In January 2005, as part of the implementation of the Directive in the United Kingdom, the power and responsibilities of the Financial Services Authority, or FSA, were expanded to include regulation of insurance and reinsurance intermediaries in the United Kingdom.

Insurance authorities in the United States and certain other jurisdictions in which the Company's subsidiaries do business, including the FSA in the United Kingdom, also have enacted laws and regulations governing the investment of funds, such as premiums and claims proceeds, held in a fiduciary capacity for others. These laws and regulations typically provide for segregation of these fiduciary funds and limit the types of investments that may be made with them, and generally apply to both the insurance and reinsurance business.

Certain of the Company's Risk and Insurance Services activities are governed by other regulatory bodies, such as investment, securities and futures licensing authorities. In the United States, Marsh and Guy Carpenter use the services of MMC Securities Corp., a broker-dealer and investment adviser, registered in the U.S. with the SEC, and a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investor Protection Corporation (SIPC), primarily in connection with investment banking-related services relating to insurance-linked and alternative risk financing transactions. Also in the United States, Marsh uses the services of NIA Securities, LLC, a U.S. registered broker-dealer and investment adviser. Guy Carpenter provides advice on securities or investments in the European Union through MMC Securities (Europe) Limited, which is authorized and regulated by the FSA. Marsh also receives investment management services in the European Union from Marsh Investment Services Limited, which is also regulated by the FSA. MMC Securities Corp., MMC Securities (Europe) Limited, NIA Securities, LLC, and Marsh Investment Services Limited are indirect, wholly-owned subsidiaries of Marsh & McLennan Companies, Inc.

In some jurisdictions, insurance-related taxes may be due either directly from clients or from the insurance broker. In the latter case, the broker customarily looks to the client for payment.

Consulting. Certain of Mercer's retirement-related consulting services are subject to pension law and financial regulation in many countries, including by the SEC in the United States and the FSA in the United Kingdom. In addition, the trustee services, investment services (including advice to persons, institutions and other entities on the investment of pension assets and assumption of discretionary investment management responsibilities) and retirement and employee benefit program administrative services provided by Mercer and its subsidiaries and affiliates are subject to investment and securities regulations in various jurisdictions. The benefits insurance consulting and brokerage services provided by Mercer and its subsidiaries and affiliates are subject to the same licensing requirements and regulatory oversight as the insurance market intermediaries described above regarding our Risk and Insurance Services businesses. Mercer uses the services of MMC Securities Corp. with the provision of certain retirement and employee benefit services. Oliver Wyman Group uses the services of MMC Securities Corp. (in the United States) and MMC Securities (Europe) Limited (in the European Union), primarily in connection with corporate finance advisory services.

COMPETITIVE CONDITIONS

The Company faces strong competition in all of its businesses from providers of similar products and services, including competition with regard to identifying and pursuing acquisition candidates. The Company also encounters strong competition throughout its businesses from both public corporations and private firms in attracting and retaining qualified employees. In addition to the discussion below, see "Risks Relating to the Company Generally–Competitive Risks," in Part I, Item 1A of this report.

Risk and Insurance Services. The Company's combined insurance and reinsurance services businesses are global in scope. The principal bases upon which our insurance and reinsurance businesses compete include the range, quality and cost of the services and products provided to clients. The Company encounters strong competition from other insurance and reinsurance brokerage firms that operate on a nationwide or worldwide basis, from a large number of regional and local firms in the United States, the European Union and elsewhere, from insurance and reinsurance companies that market, distribute and service their insurance and reinsurance products without the assistance of brokers or agents and from other businesses, including commercial and investment banks, accounting firms and consultants, that provide risk-related services and products.

Certain insureds and groups of insureds have established programs of self insurance (including captive insurance companies) as a supplement or alternative to third-party insurance, thereby reducing in some cases their need for insurance placements. Certain insureds also obtain coverage directly from insurance providers. There are also many other providers of affinity group and private client services, including specialized firms, insurance companies and other institutions.

Consulting. The Company's consulting and HR outsourcing businesses face strong competition from other privately and publicly held worldwide and national companies, as well as regional and local firms. These businesses compete generally on the basis of the range, quality and cost of the services and products provided to clients. Competitors include independent consulting and outsourcing firms, as well as consulting and outsourcing operations affiliated with accounting, information systems, technology and financial services firms.

Mercer's investments businesses faces competition from many sources, including multi-manager services offered by other investment consulting firms and financial institutions.

In many cases, clients have the option of handling the services provided by Mercer and Oliver Wyman Group internally, without assistance from outside advisors.

Segmentation of Activity by Type of Service and Geographic Area of Operation.

Financial information relating to the types of services provided by the Company and the geographic areas of its operations is incorporated herein by reference to Note 17 to the consolidated financial statements included under Part II, Item 8 of this report.

Employees

As of December 31, 2011, the Company and its consolidated subsidiaries employed approximately 52,400 people worldwide, including approximately 27,600 in risk and insurance services, approximately 23,800 in consulting, and approximately 1,000 individuals at the parent-company level.

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are appointed annually by the Company's Board of Directors. As of February 28, 2012, the following individuals were executive officers of the Company:

Benjamin F. Allen, age 47, is Chief Innovation Officer and Chief Information Officer of Marsh & McLennan Companies. Mr. Allen was previously the President and Chief Executive Officer of Kroll, Inc., which was sold by Marsh & McLennan Companies to Altegrity, Inc. in August 2010. Prior to assuming his role as President and CEO of Kroll, Mr. Allen was Chief Operating Officer of Kroll and also President of Kroll's Technology Services Group, comprised of Kroll Ontrack, Kroll Factual Data and Kroll's background screening and substance abuse testing businesses since 2004. Prior to Kroll's acquisition of Ontrack, Mr. Allen was President and CEO of ONTRACK Data International, Inc., and served in several roles for that firm including as Chief Operating Officer and general manager of the U.K. and France.

Orlando D. Ashford, age 43, is Senior Vice President, Chief Human Resources and Communications Officer of Marsh & McLennan Companies. Mr. Ashford joined the Company in September 2008. Prior to Marsh & McLennan Companies, he was with the Coca-Cola Company since 2005 in human resource management, most recently as Group Director of Human Resources for Eurasia and Africa. While at Coca-Cola, Mr. Ashford reorganized and rebuilt the company's corporate center HR team and headed a company-wide cultural change initiative. Prior to Coca-Cola, Mr. Ashford held positions with Motorola, the Delta Consulting Group (subsequently Mercer Delta Consulting), Ameritech and Andersen Consulting.

Peter J. Beshar, age 50, is Executive Vice President and General Counsel of Marsh & McLennan Companies. Before joining Marsh & McLennan Companies in November 2004, Mr. Beshar was a Litigation Partner in the law firm of Gibson, Dunn & Crutcher LLP. Mr. Beshar joined Gibson, Dunn & Crutcher in 1995 after serving as an Assistant Attorney General in the New York Attorney General's office and as the Special Assistant to Cyrus Vance in connection with the peace negotiations in the former Yugoslavia.

John P. Drzik, age 49, is President and Chief Executive Officer of Oliver Wyman Group, a position he assumed in June 2006. From 2003 to 2006, Mr. Drzik was President of Mercer Oliver Wyman, which was formed following Marsh & McLennan Companies' acquisition of Oliver, Wyman & Company in 2003. He joined Oliver, Wyman & Company in 1984, became President in 1995, and was appointed Chairman in 2000.

Brian Duperreault, age 64, has been President and Chief Executive Officer of the Company since January 2008. Prior to joining the Company, Mr. Duperreault served as Chairman and Chief Executive Officer of ACE Limited from 1994 to May 2004 and continued as Chairman through the end of 2007. Prior to ACE, Mr. Duperreault was with American International Group (AIG) for more than 20 years, holding numerous positions and eventually becoming Executive Vice President of AIG Foreign General Insurance and Chairman and Chief Executive Officer of AIG's American International Underwriters (AIU). Mr. Duperreault is also a Director of Tyco International Ltd.

E. Scott Gilbert, age 56, is Senior Vice President and Chief Risk and Compliance Officer of Marsh & McLennan Companies. Prior to joining Marsh & McLennan Companies in January 2005, he had been the Chief Compliance Counsel of the General Electric Company since September 2004. Prior thereto, he was Counsel, Litigation and Legal Policy at GE. Between 1986 and 1992, when he joined GE, he served as an Assistant United States Attorney in the Southern District of New York.

Daniel S. Glaser, age 51, is Group President and Chief Operating Officer of Marsh & McLennan Companies. In this role, Mr. Glaser has operational and strategic oversight of the Company's Risk & Insurance and Consulting segments. Prior to assuming his current role in April 2011, Mr. Glaser was Chairman and Chief Executive Officer of Marsh. Mr. Glaser re-joined Marsh as the firm's leader in December 2007, after serving in senior positions in commercial insurance and insurance brokerage in the U.S., Europe, and the Middle East. Prior to Marsh, he was managing director of AIG Europe (UK) Limited, a Senior Vice President of AIG, Inc., and the Chairman of AIU's strategic advisory group. Mr. Glaser joined AIG in 2000 as President of AIG Global Energy based in New York. He became an Executive Vice President of AIG's general insurance operations in North America in 2002. Later that year, he relocated to London upon his appointment as managing director. Mr. Glaser began his career at Marsh almost 30 years ago and has extensive leadership experience in the insurance sector.

Alexander S. Moczarski, age 56, is President and Chief Executive Officer of Guy Carpenter. Prior to assuming this role in April 2011, Mr. Moczarski had been President and CEO of the International Division of Marsh since 2008. Mr. Moczarski, who has more than 30 years of experience in the insurance industry, joined Marsh in 1993 as director of planning and development for Argentina and Chile. In 2001, he became region head for Latin America and the Caribbean. In 2004, he became head of the firm's International Specialty Operations, a region that encompassed Africa, Asia, Pacific, Latin America, and the Caribbean. In 2006, Mr. Moczarski became CEO of Marsh's Europe, Middle East and Africa region (EMEA).

David A. Nadler, age 63, is Vice Chairman, Office of the CEO, of Marsh & McLennan Companies. Dr. Nadler founded the Delta Consulting Group, Inc., a consulting firm specializing in executive leadership and organizational change, in 1980. He served as Chairman and Chief Executive Officer of that firm until its acquisition by Mercer in 2000, when it became Mercer Delta Consulting.

Julio A. Portalatin, age 53, is President and Chief Executive Officer of Mercer. Prior to joining Mercer in February 2012, Mr. Portalatin was the President and CEO of Chartis Growth Economies, and Senior Vice President, American International Group (AIG). In that role, he had responsibility for operations in Asia Pacific, South Asia, Latin America, Africa, the Middle East and Central Europe - the largest growth economies footprint in the insurance industry. Mr. Portalatin began his career with AIG in 1993 and thereafter held a number of key leadership roles, including President of the Worldwide Accident & Health Division at American International Underwriters (AIU) from 2002-2007. From 2007-2010, he served as President and CEO of Chartis Europe S.A. and Continental European Region, based in Paris, before becoming President and CEO of Chartis Emerging Markets. Prior to joining AIG / Chartis, Mr. Portalatin spent 12 years with Allstate Insurance Company in various executive product underwriting, distribution and marketing positions.

Vanessa A. Wittman, age 44, is Executive Vice President and Chief Financial Officer of Marsh & McLennan Companies. Prior to joining Marsh & McLennan Companies in September 2008, Ms. Wittman was Chief Financial Officer and Executive Vice President of Adelphia Communications Corp. from 2003 to 2007. She joined Adelphia as part of a new executive team that oversaw one of the most complex bankruptcy cases in U.S. history. While there, Ms. Wittman was responsible for accounting, tax and internal audit functions; operational and field finance; corporate development; and the bankruptcy and investor relations teams. Prior to Adelphia, Ms. Wittman served as Chief Financial Officer of 360networks, based in Seattle, where she led the Company's restructuring efforts and successful emergence from bankruptcy protection in November 2002. She also has held positions with Microsoft, Metricom Inc. and Morgan Stanley.

Peter Zaffino, age 45, is President and Chief Executive Officer of Marsh. Prior to assuming this role in April 2011, Mr. Zaffino was President and Chief Executive officer of Guy Carpenter, a position he assumed in early 2008. Previously, he was an Executive Vice President of Guy Carpenter and had held a number of senior positions, including Head of Guy Carpenter's U.S. Treaty Operations and Head of the firm's Global Specialty Practices business. Mr. Zaffino has over 20 years of experience in the Insurance and Reinsurance industry. Prior to joining Guy Carpenter in 2001, he held several senior positions, most recently serving in an executive role with a GE Capital portfolio company that specialized in reinsurance.

AVAILABLE INFORMATION

The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934. In accordance with the Exchange Act, the Company files with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The Company makes these reports and any amendments to these reports available free of charge through its website, www.mmc.com, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC, 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like the Company, that file electronically with the SEC.

The Company also posts on its website the following documents with respect to corporate governance:

- Guidelines for Corporate Governance;
- Code of Conduct, *The Greater Good*;
- Procedures for Reporting Complaints and Concerns Regarding Accounting Matters; and
- the charters of the Audit Committee, Compensation Committee, Compliance and Risk Committee, Corporate Responsibility Committee and Directors and Governance Committee of the Company's Board of Directors.

All of the above documents are available in printed form to any Company stockholder upon request.

Item 1A. Risk Factors

You should consider the risks described below in conjunction with the other information presented in this report. These risks have the potential to materially adversely affect the Company's business, results of operations or financial condition.

RISKS RELATING TO THE COMPANY GENERALLY

Legal and Regulatory Issues

We are subject to significant uninsured exposures arising from "errors and omissions" claims.

Our operating companies provide numerous professional services, including the placement of insurance and the provision of consulting, actuarial and other services for corporate and public clients around the world. As a result of these activities, the Company and its subsidiaries are subject to a significant number of errors and omissions, or "E&O" claims, particularly in our Marsh and Mercer businesses. In our Risk and Insurance Services segment, such claims include allegations of damages arising from our failure to adequately place coverage or notify insurers of potential claims on behalf of clients. In our Consulting segment, such claims include allegations of damages arising from our actuarial, consulting, pension administration and other services, which frequently involve (1) assumptions and estimates concerning future events, (2) complex drafting and interpretation of documentation governing pension plans, and (3) calculating benefits within complicated pension structures. Given the long-tail nature of professional liability claims, E&O matters often relate to services provided by the Company dating back many years. In each of our segments, E&O claims seek damages, including punitive and treble damages, in amounts that could, if awarded, be significant and subject us to potential liability for monetary damages, negative publicity, reputational harm and to diversion of personnel and management resources.

In establishing liabilities for errors and omissions claims in accordance with FASB ASC Subtopic No. 450-20 (Contingencies—Loss Contingencies), the Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analysis to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Nevertheless, given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

To the extent that expected losses exceed our deductible in any policy year, the Company also records an asset for the amount that we expect to recover under any available third-party insurance programs. The Company has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year.

Further, as more fully described in Note 16 to our consolidated financial statements included under Part II, Item 8 of this report, we are subject to legal proceedings, regulatory investigations and other contingencies other than E&O claims which, if determined unfavorably to us, could have a material adverse effect on our business, results of operations or financial condition.

Our compliance systems and controls cannot guarantee that we are in compliance with all potentially applicable U.S. federal and state or foreign laws and regulations, and actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have an adverse effect on our business.

Our activities are subject to extensive regulation under the laws of the United States and its various states, the European Union and its member states, and the other jurisdictions in which we operate. For example, we are subject to regulation by foreign and domestic governments, regulatory agencies such as the SEC in the United States and the FSA in the United Kingdom, and self-regulatory organizations such as FINRA, as described further above under Part I, Item 1 — Business (Regulation) of this report. Compliance with foreign and U.S. laws and regulations that are applicable to our operations is complex and may increase our cost of doing business in international jurisdictions. These laws and regulations include import and export requirements, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010, local laws prohibiting corrupt payments to governmental officials, as well as various trade sanctions laws such as the various international legislative and regulatory requirements relating to trade with Iran.

As a publicly-traded company, we are subject to additional federal, state and other rules and regulations, including those required by the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with the requirements of these laws and regulations may be costly and adversely affect our business.

While we attempt to comply with all applicable laws and regulations, there can be no assurance that we, our employees, our consultants or our contractors are in full compliance with all applicable laws and regulations or interpretations of these laws and regulations at all times or that we will be able to comply with any future laws, regulations or interpretations of these laws and regulations. If we fail to comply with applicable laws and regulations, including those referred to above, we may be subject to investigations, criminal sanctions or civil remedies, including fines, injunctions, loss of an operating license or approval, increased scrutiny or oversight by regulatory authorities, the suspension of individual employees, limitations on engaging in a particular business or redress to clients. The cost of compliance or the consequences of non-compliance could have a material adverse effect on our businesses, results of operations or financial condition. In addition, these matters could have a material adverse effect on the Company by exposing us to negative publicity, reputational damage or harm to our client or employee relationships.

In most jurisdictions, government regulatory authorities have the power to interpret or amend applicable laws and regulations, and have discretion to grant, renew and revoke various licenses and approvals we need to conduct our activities. Such authorities may require the Company to incur substantial increases in costs in order to comply with such laws and regulations. In some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from state to state or country to country. In the event those interpretations eventually prove different from those of regulatory authorities, we might be penalized or precluded from carrying on our previous activities.

Moreover, the laws and regulations to which we are subject may conflict among the various jurisdictions and countries in which we operate. Future changes in the regulatory environment may impact our ability to generate additional revenue streams or enhance revenue streams. Any significant impairment of our ability to conduct our business as we historically have done could have a material adverse effect on our business, results of operations or financial condition.

Finally, government involvement in the insurance or reinsurance markets could displace insurance or reinsurance currently available from the private market and adversely affect our business, results of operations or financial condition.

Improper disclosure of personal data could result in legal liability or harm our reputation.

In many jurisdictions, we may have certain obligations to maintain the security and privacy of our clients' confidential and proprietary information and the personal information of our employees, our individual customers, and our clients' employees and retirement and other benefit plan participants. We maintain policies, procedures and technological safeguards designed to protect the security and privacy of this information. Nonetheless, we cannot entirely eliminate the risk of improper access to or disclosure of personal information. Such disclosure could harm our reputation and subject us to liability under our contracts, as well as laws and regulations, resulting in increased costs or loss of revenue.

Further, data privacy is subject to frequently changing laws, rules and regulations in the various jurisdictions and countries in which we operate. Our failure to adhere to or successfully implement processes in response to changing legal or regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, as well as the general risks described above relating to our compliance systems and controls.

Financial Risks

Our pension obligations may cause the Company's earnings and cash flows to fluctuate.

Volatility in global equity and bond markets may have an unfavorable impact on the value of the Company's pension trust assets as well as estimated future pension liabilities. As a result, the Company's financial results in any period could be negatively impacted. In addition, in a period of an extended financial market downturn, the Company could be required to provide incremental pension plan funding with resulting liquidity risk which could negatively impact the Company's financial flexibility.

The Company has significant pension obligations to its current and former employees, totaling approximately $12 billion at December 31, 2011. Given the magnitude of our worldwide pension plans, our earnings and cash flows are comparatively sensitive to factors such as equity and bond market returns, as well as the assumed interest rates we use to discount our pension liabilities, rates of inflation and mortality assumptions. In accordance with ASC Topic No 715, the Company reflects the over- or under-funded amount of its pension plans as assets or liabilities, respectively. Variations in any of the preceding factors could cause significant fluctuation in our earnings as well as our shareholder's equity from year to year and may result in increased levels of contributions to our pension plans.

Our results of operations could be adversely affected by economic and political conditions and the effects of these conditions on our clients' businesses and levels of business activity.

Global economic and political conditions affect our clients' businesses and the markets they serve. In 2008 and 2009, the credit markets and the financial services industry experienced a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States and foreign governments. These economic conditions have resulted in negative impacts on businesses and financial institutions, and financial services entities in particular. The global economic crisis has had a significant effect on our Consulting segment in particular. Many of our clients have been reducing expenses, including amounts they spend on consulting services. If these economic conditions persist or deteriorate, they could potentially have a significant impact on our operations.

These economic conditions may reduce demand for our services or depress pricing of those services, which could have a material adverse effect on our results of operations. Changes in global economic conditions could also shift demand to services for which we do not have competitive advantages, and this could negatively affect the amount of business that we are able to obtain. Should it become necessary for us to further restructure our business, including reducing our work force, as a result of these market conditions or other factors that reduce the demand for our products and services, our ability to execute our business strategy could be adversely affected.

Financial institution failures may cause us to incur increased expenses or make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations, investing activities (including the financing of any future acquisitions), or financing activities.

Our cash investments, including those held in a fiduciary capacity, are subject to general credit, liquidity, counterparty, market and interest rate risks that may be exacerbated by the difficulties faced by financial institution counterparties. If the banking system or the fixed income, credit or equity markets deteriorate further or remain volatile, the values and liquidity of our investments could be adversely affected.

Concerns regarding the European debt crisis and market perceptions concerning the instability of the Euro could adversely affect the Company's operating results as well as the value of the Company's Euro-denominated assets.

Concerns persist regarding the ability of certain Eurozone countries to service their debt obligations. As a result, a number of these countries have undertaken a variety of actions, such as cutting spending and raising taxes, designed to ease their future debt burdens. A potential consequence may be stagnant growth, or even recession, in the Eurozone economies and beyond. Also, the stability of the Euro and its viability as a single currency is being called into question. In the future, certain countries may find it advantageous to leave the Eurozone and reintroduce their local currencies to retain better control over their economic situations. A more extreme outcome is the complete dissolution of the Euro. Any of these developments could lead to further contraction in the Eurozone economies, adversely affecting our operating results in the region. The Company may also face increased credit risk as our clients and financial institution counterparties in the region find themselves with reduced resources to meet their obligations. Finally, the value of the Company's assets held in the Eurozone, including cash holdings, will decline if the currency devalues.

Credit rating downgrades would increase our financing costs and could subject us to operational risk.

Currently, the Company's senior debt is rated Baa2 by Moody's and BBB- by S&P. These ratings are the next-to-lowest investment grade rating for Moody's, and the lowest investment-grade rating for S&P. Ratings from both S&P and Moody's currently carry a Stable outlook.

If we need to raise capital in the future (for example, in order to fund maturing debt obligations or finance acquisitions or other initiatives), a credit rating downgrade would increase our financing costs, and could limit our access to financing sources. Further, we believe that a downgrade to a rating below investment-grade could result in greater operational risks through increased operating costs and increased competitive pressures.

Our significant non-U.S. operations expose us to exchange rate fluctuations and various risks that could impact our business.

We are subject to exchange rate risk because some of our subsidiaries receive revenue other than in their functional currencies, and because we must translate the financial results of our foreign subsidiaries into U.S. dollars. Our U.S. operations earn revenue and incur expenses primarily in U.S. dollars. In certain jurisdictions, however, our Risk and Insurance Services operations generate revenue in a number of different currencies, but expenses are almost entirely incurred in local currency. Due to fluctuations in foreign exchange rates, we are subject to economic exposure as well as currency translation exposure on the profits of our operations. Exchange rate risk could have a significant impact on our financial condition, results of operations or cash flow.

Increased counterparty risk and changes in interest rates could reduce the value of our investment portfolio and adversely affect our financial results.

During times of stress in the banking industry counterparty risk can quickly escalate, potentially resulting in substantial trading and investment losses for corporate and other investors. In addition, we may incur investment losses as a result of unusual and unpredictable market developments, and we may continue to experience reduced investment earnings if the yields on investments deemed to be low risk remain low.

We are a holding company and, therefore, may not be able to receive dividends or other distributions in needed amounts from our subsidiaries.

The Company is organized as a holding company, a legal entity separate and distinct from our operating subsidiaries. As a holding company without significant operations of our own, we are dependent upon dividends and other payments from our operating subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. In the event our operating subsidiaries are unable to pay dividends and other payments to the Company, we may not be able to service debt, pay obligations or pay dividends on common stock.

Further, the Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside the U.S. Since the majority of financing obligations as well as dividends to stockholders are made from the U.S., it is important to be able to access cash generated outside the U.S. Funds from the Company's operating subsidiaries outside of the U.S. are periodically repatriated to the U.S. via shareholder distributions and intercompany financings. A number of factors may arise that could limit our ability to repatriate funds or make repatriation cost prohibitive, including, but not limited to, foreign exchange rates and tax-related costs.

In the event we are unable to generate cash from our operating subsidiaries for any of the reasons discussed above, our overall liquidity could deteriorate.

International Operations

We are exposed to multiple risks associated with the global nature of our operations.

We do business worldwide. In 2011, 55% of the Company's total operating segment revenue was generated from operations outside the United States, and over one-half of our employees are located outside the United States. We expect to expand our non-U.S. operations further.

The geographic breadth of our activities subjects us to significant legal, economic, operational, market, compliance and reputational risks. These include, among others, risks relating to:

- economic and political conditions in foreign countries, including the recent European debt crisis;
- unexpected increases in taxes or changes in U.S. or foreign tax laws;
- withholding or other taxes that foreign governments may impose on the payment of dividends or other remittances to us from our non-U.S. subsidiaries;
- potential transfer pricing-related tax exposures that may result from the allocation of U.S.-based costs that benefit our non-U.S. businesses;
- potential conflicts of interest that may arise as we expand the scope of our businesses and our client base;
- international hostilities, terrorist activities, natural disasters and infrastructure disruptions;
- local investment or other financial restrictions that foreign governments may impose;
- potential costs and difficulties in complying, or monitoring compliance, with rules relating to trade sanctions administered by the U.S. Office of Foreign Assets Control, the requirements of the U.S. Foreign Corrupt Practices Act, or other U.S. laws and regulations applicable to business operations abroad;
- limitations that foreign governments may impose on the conversion of currency or the payment of dividends or other remittances to us from our non-U.S. subsidiaries;
- the length of payment cycles and potential difficulties in collecting accounts receivable, particularly in light of the increasing number of insolvencies in the current economic environment and the numerous bankruptcy laws to which they are subject;
- engaging and relying on third parties to perform services on behalf of the Company;

- potential difficulties in monitoring employees in geographically dispersed locations; and
- potential costs and difficulties in complying with a wide variety of foreign laws and regulations (including tax systems) administered by foreign government agencies, some of which may conflict with U.S. or other sources of law.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm or legal liability.

Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, pandemic, security breach, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. In such an event, our operational size, the multiple locations from which we operate, and our existing back-up systems would provide us with an important advantage. Nevertheless, we could still experience near-term operational challenges with regard to particular areas of our operations, such as key executive officers or personnel.

Our operations, particularly within our Consulting segment, are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients in a disaster recovery scenario.

We regularly assess and take steps to improve upon our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships or legal liability.

Competitive Risks

Each of the Company's businesses operates in a highly competitive environment. If we fail to compete effectively, our business and results of operations will suffer.

As a global professional services firm, the Company experiences acute and continuous competition in each of its operating segments. Our ability to compete successfully depends on a variety of factors, including our geographic reach, the sophistication and quality of our services, our pricing relative to competitors and our customers' option to self-insure or utilize internal resources instead of consultants. If we are unable to respond successfully to the competition we face, our business and results of operations will suffer. In addition, as a U.S. corporation with significant operations throughout the world, lower combined corporate tax rates in the countries where our competitors are located could impact our ability to compete with our peers abroad.

In our Risk and Insurance Services segment, we compete intensely against a wide range of other insurance and reinsurance brokerage firms that operate on a global, regional, national or local scale for both client business and employee talent. We compete as well with insurance and reinsurance companies that market and service their insurance products without the assistance of brokers or other market intermediaries, and with various other companies that provide risk-related services. The above competition is intensified by an industry trend toward a "syndicated" or "distributed" approach to the purchase of insurance and reinsurance brokerage services, whereby a client engages multiple brokers to service different portions of the client's account.

In our Consulting segment, we compete for business and employee talent with numerous independent consulting firms and organizations affiliated with accounting, information systems, technology and financial services firms around the world.

The loss of key professionals could hurt our ability to retain existing client revenues and generate revenues from new business.

Across all of our businesses, our personnel are crucial to developing and retaining the client relationships on which our revenues depend. It is therefore very important for us to retain significant revenue-producing employees and the key managerial and other professionals who support them. We face numerous challenges in this regard, including:

- the intense competition for talent in all of our businesses;
- the general mobility of professionals in our businesses; and
- the difficulties we may face in offering compensation of a type and amount (including equity-based compensation) sufficient to attract, motivate and retain valuable employees.

Losing employees who manage or support substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete client engagements, which would adversely affect our results of operations. In addition, if any of our key professionals were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services.

Consolidation in the industries that we serve could adversely affect our business.

Companies in the industries that we serve may seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If two or more of our current clients merge or consolidate and combine their operations, it may decrease the amount of work that we perform for these clients. If one of our current clients merges or consolidates with a company that relies on another provider for its services, we may lose work from that client or lose the opportunity to gain additional work. The increased market power of larger companies could also increase pricing and competitive pressures on us. Any of these possible results of industry consolidation could adversely affect our business. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the marketplace.

Our businesses face rapid technological changes and our failure to adequately anticipate or respond to these changes could adversely affect our business and results of operations.

To remain competitive in many of our business areas, we must identify the most current technologies and methodologies and integrate them into our service offerings. For example, Guy Carpenter's risk-modeling services are increasingly dependent on implementing advanced software and data-compilation tools and Mercer's ability to price its outsourcing services competitively is highly dependent on the efficient and cost effective use of technology. If we do not make the correct technology choices or investments, or if our choices or investments are insufficiently prompt or cost-effective, our business and results of operations could suffer.

Acquisitions and Dispositions

We face risks when we acquire and dispose of businesses.

We have a history of making acquisitions, including a total of 38 acquisitions in the period 2008-2011 for aggregate purchase consideration of $1.5 billion, in addition to Marsh's acquisition of the brokerage operations of Alexander Forbes in South Africa, Botswana and Namibia described more fully herein. We have also exited various businesses, including the sale of Putnam Investments Trust ("Putnam") in August 2007 and the sale of Kroll in the third quarter of 2010. We expect that acquisitions will continue to be a key part of our business strategy. Our success in this regard will depend on our ability to identify and compete for appropriate acquisition candidates and to complete with favorable results the transactions we decide to pursue.

While we intend that our acquisitions will improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Acquisitions involve special risks, including accounting, regulatory, compliance, information technology or human resources issues that could arise in connection with, or as a result of, the acquisition of the acquired company; the potential assumption of unanticipated liabilities and contingencies and difficulties in integrating acquired businesses; and acquired businesses may not achieve the levels of revenue, profit or productivity we anticipate or otherwise perform as we expect. In addition, if in the future, the performance of our reporting units or an acquired business varies from our projections or assumptions, or estimates about future profitability of our reporting units or an acquired business change, the estimated fair value of our reporting units or an acquired business could change materially and could result in an impairment of goodwill and other acquisition-related intangible assets recorded on our balance sheet or in adjustments in contingent payment amounts. As of December 31, 2011, the Company's consolidated balance sheet reflected $7.0 billion of goodwill and intangible assets, representing approximately 45% of the Company's total consolidated assets and allocated by reporting segment as follows: Risk and Insurance Services, $4.8 billion and Consulting, $2.2 billion. Given the significant size of the Company's goodwill and intangible assets, an impairment could have a material adverse effect on our results of operations in any given period.

When we dispose of businesses we are subject to the risk, contractually agreed or otherwise, of post-transaction liabilities. For example, as described in Note 16 to our consolidated financial statements included under Part II, Item 8 of this report, we have retained certain contingent litigation liabilities relating to Kroll.

RISKS RELATING TO OUR RISK AND INSURANCE SERVICES SEGMENT

Our Risk and Insurance Services segment, conducted through Marsh and Guy Carpenter, represented 54% of the Company's total operating segment revenue in 2011. Our business in this segment is subject to particular risks.

Results in our Risk and Insurance Services segment may be adversely affected by a general decline in economic activity.

Demand for many types of insurance and reinsurance generally rises and falls as economic growth expands or slows. This dynamic affects the level of commissions and fees generated by Marsh and Guy Carpenter. To the extent our clients become adversely affected by declining business conditions, they may choose to limit their purchases of insurance and reinsurance coverage, as applicable, which would inhibit our ability to generate commission revenue; and may decide not to purchase our risk advisory services, which would inhibit our ability to generate fee revenue. Moreover, insolvencies and combinations associated with an economic downturn, especially insolvencies and combinations in the insurance industry, could adversely affect our brokerage business through the loss of clients or by hampering our ability to place insurance and reinsurance business. Guy Carpenter is especially susceptible to this risk given the limited number of insurance company clients and reinsurers in the market place.

Volatility or declines in premiums and other market trends may significantly impede our ability to improve revenues and profitability.

A significant portion of our Risk and Insurance Services revenue consists of commissions paid to us out of the premiums that insurers and reinsurers charge our clients for coverage. Our revenues and profitability are subject to change to the extent that premium rates fluctuate or trend in a particular direction. The potential for changes in premium rates is significant, due to the general phenomenon of pricing cyclicality in the commercial insurance and reinsurance markets.

In addition to movements in premium rates, our ability to generate premium-based commission revenue may be challenged by the growing availability of alternative methods for clients to meet their risk-protection needs. This trend includes a greater willingness on the part of corporations to "self-insure;" the use of so-called "captive" insurers; and the advent of capital markets-based solutions to traditional insurance and reinsurance needs. Further, the profitability of our Risk and Insurances Services segment depends in part on ensuring that our professionals are compensated not only for insurance and reinsurance transactions, but for the increasing analytical services and advice that we provide. If we are unable to achieve and maintain adequate billing rates for all of our services, our margins and profitability could suffer.

RISKS RELATING TO OUR CONSULTING SEGMENT

Our Consulting segment, conducted through Mercer and Oliver Wyman Group, represented 46% of our total operating segment revenue in 2011. Our businesses in this segment is subject to particular risks.

Demand for our services might decrease for various reasons, including a general economic downturn, a decline in a client's or an industry's financial condition, or changes in government regulation.

Our Consulting segment has historically achieved annual revenue growth. Despite this history, however, global economic conditions over the past several years have resulted in negative impacts on businesses and financial institutions. Many of our clients, including financial institutions, corporations, governmental entities and pension plans, have been reducing expenses, including amounts spent on consulting services. The evolving needs or financial circumstances of our clients may challenge our ability to increase revenues and profitability and reduce demand for our services. If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations could be materially and adversely affected.

In addition, demand for many of Mercer's benefits services is affected by government regulation and tax rules, which drive our clients' needs for benefits-related services. For example, significant changes in government regulations affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare plans, defined contribution plans, or defined benefit plans, may adversely affect the demand for or profitability of Mercer's services.

Factors impacting defined benefit pension plans and the services we provide relating to those plans could adversely affect Mercer.

Mercer currently provides corporate, multi-employer and public clients with actuarial, consulting and administration services relating to defined benefit pension plans. The nature of our work is complex. Our actuarial services involve numerous assumptions and estimates regarding future events, including interest rates used to discount future liabilities, estimated rates of return for a plan's assets, healthcare cost trends, salary projections and participants' life expectancies. Our consulting services involve complex drafting and interpretation of trust deeds and other documentation governing pension plans. Our administration services include calculating benefits within complicated pension structures. Clients dissatisfied with our services have brought, and may bring, significant claims against us, particularly in the U.S. and the U.K. In addition, over the past several years, the funded status of defined benefit pension plans has declined markedly. A number of Mercer's clients have frozen or curtailed their defined benefit plans and moved to defined contribution plans resulting in reduced revenue for Mercer's retirement business. These developments could adversely affect Mercer's business and operating results.

Our profitability may suffer if we are unable to achieve or maintain adequate utilization and pricing rates for our consultants.

The profitability of our Consulting businesses depends in part on ensuring that our consultants maintain adequate utilization rates (i.e., the percentage of our consultants' working hours devoted to billable activities). Our utilization rates are affected by a number of factors, including:

- our ability to transition consultants promptly from completed projects to new assignments, and to engage newly hired consultants quickly in revenue-generating activities;
- our ability to continually secure new business engagements, particularly because a portion of our work is project-based rather than recurring in nature;
- our ability to forecast demand for our services and thereby maintain appropriate headcount in each of our geographies and workforces;
- our ability to manage attrition;
- unanticipated changes in the scope of client engagements;
- the potential for conflicts of interest that might require us to decline client engagements that we otherwise would have accepted;
- our need to devote time and resources to sales, training, professional development and

other non-billable activities;

- the potential disruptive impact of acquisitions and dispositions; and
- general economic conditions.

The factors listed above, and therefore also our utilization rates for service personnel, have been adversely affected by global economic conditions over the past several years. If the utilization rate for our consulting professionals continues to decline, our profit margin and profitability would suffer.

In addition, the profitability of our Consulting businesses depends on the prices we are able to charge for our services. Our pricing power is affected by a number of factors, including:

- clients' perception of our ability to add value through our services;
- market demand for the services we provide;
- our ability to develop new services and the introduction of new services by competitors;
- the pricing policies of our competitors;
- changes in the extent to which our clients develop in-house or other capabilities to perform the services that they might otherwise purchase from us; and
- general economic conditions.

Our pricing has also been adversely affected by global economic conditions over the past several years. If we are unable to achieve and maintain adequate billing rates for our services, our margins and profitability could suffer.

Our quarterly revenues and profitability may fluctuate significantly.

Quarterly variations in revenues and operating results at Mercer and Oliver Wyman Group may occur due to several factors. These include:

- the significance of client engagements commenced and completed during a quarter;
- the unpredictability of the timing and amount of success fees;
- the possibility that clients may decide to delay or terminate a current or anticipated project as a result of factors unrelated to our work product or progress;
- fluctuations in consultant hiring and utilization rates and clients' ability to terminate engagements without penalty;
- seasonality at Mercer due to the impact of regulatory deadlines and other timing factors to which our clients are subject;
- the success of our strategic acquisitions, alliances or investments;
- macroeconomic factors such as changes in foreign exchange rates, interest rates and global securities markets, particularly in the case of Mercer, where fees in certain business lines are derived from the value of assets under management (or administration) and declines in global securities markets could result in a decline in revenue and profitability of these business lines; and
- general economic conditions, since results of operations in our Consulting businesses are directly affected by the levels of business activity of our clients, which in turn are affected by the level of economic activity in the industries and markets that they serve.

A significant portion of total operating expenses at Mercer and Oliver Wyman Group is relatively fixed. Therefore, a variation in the number of client assignments or in the timing of the initiation or the completion of client assignments can cause significant variations in quarterly operating results for these businesses.

If we are unable to collect our receivables or unbilled services, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions could also result in financial difficulties for our clients, and as a result could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

Item 1B. Unresolved Staff Comments.

There are no unresolved comments to be reported pursuant to Item 1B.

Item 2. Properties.

Marsh & McLennan Companies and its subsidiaries maintain their corporate headquarters in and around New York City. We also maintain other offices around the world, primarily in leased space. In certain circumstances we may have space that we sublet to third parties, depending upon our needs in particular locations.

Marsh & McLennan Companies and certain of its subsidiaries own, directly and indirectly through special-purpose subsidiaries, a 55% condominium interest covering approximately 900,000 square feet in a 44-story building in New York City. This real estate serves as the Company's New York headquarters and is occupied primarily by the Company and its affiliates for general corporate use. The remaining 45% condominium interest in the 1166 Property is owned by an unaffiliated third party. The Company's owned interest is financed by a 30-year loan that is non-recourse to the Company (except in the event of certain prohibited actions) and secured by a first mortgage lien on the condominium interest and a first priority assignment of leases and rents. In the event (1) the Company is downgraded below B/B2 (Stable) by any of S&P, Fitch and Moody's or (2) an event of default has occurred and is continuing, the Company would be obligated to pre-fund certain reserve accounts relating to the mortgaged property, including a rent reserve account in an amount equal to three months rent for the entire occupancy of the mortgaged property.

Item 3. Legal Proceedings.

Information regarding legal proceedings is set forth in Note 16 to the consolidated financial statements appearing under Part II, Item 8 ("Financial Statements and Supplementary Data") of this report.

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

For information regarding dividends paid and the number of holders of the Company's common stock, see the table entitled "Selected Quarterly Financial Data and Supplemental Information (Unaudited)" below on the last page of Part II, Item 8 ("Financial Statements and Other Supplementary Data") of this report.

The Company's common stock is listed on the New York, Chicago and London Stock Exchanges. The following table indicates the high and low prices (NYSE composite quotations) of the Company's common stock during 2011 and 2010 and each quarterly period thereof:

	2011 Stock Price Range		2010 Stock Price Range	
	High	Low	High	Low
First Quarter	$ 31.08	$ 26.72	$ 24.84	$ 21.17
Second Quarter	$ 31.40	$ 28.71	$ 25.47	$ 20.21
Third Quarter	$ 31.57	$ 25.89	$ 24.72	$ 22.13
Fourth Quarter	$ 32.00	$ 25.29	$ 27.50	$ 23.40
Full Year	$ 32.00	$ 25.29	$ 27.50	$ 20.21

On February 17, 2012, the closing price of the Company's common stock on the NYSE was $32.22.

The Company did not repurchase any shares of its common stock during the fourth quarter of 2011. In August 2011, Board of Directors of the Company authorized the share repurchase of up to a dollar value of $500 million of the Company's common stock. This was in addition to a September 2010 authorization by the Company's Board of Directors to repurchase shares of the Company's common stock up to a dollar value of $500 million. Pursuant to these combined authorizations, the Company remains authorized to repurchase shares of its common stock up to a dollar value of approximately $553 million. There is no time limit on these authorizations.

Period	**(a) Total Number of Shares (or Units) Purchased**	**(b) Average Price Paid per Share (or Unit)**	**(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs**	**(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs**
Oct 1-31, 2011	—	—	—	$ 553,488,567
Nov 1-30, 2011	—	—	—	$ 553,488,567
Dec 1-31, 2011	—	—	—	$ 553,488,567
Total Q4 2011	—	—	—	$ 553,488,567

Item 6. Selected Financial Data.

Marsh & McLennan Companies, Inc. and Subsidiaries
FIVE-YEAR STATISTICAL SUMMARY OF OPERATIONS

For the Years Ended December 31, *(In millions, except per share figures)*	**2011**	2010	2009	2008	2007
Revenue	$ 11,526	$ 10,550	$ 9,831	$ 10,730	$ 10,370
Expense:					
Compensation and Benefits	6,969	6,465	6,182	6,830	6,609
Other Operating Expenses	2,919	3,146	2,871	3,221	3,004
Total Expense	9,888	9,611	9,053	10,051	9,613
Operating Income [(a)]	1,638	939	778	679	757
Interest Income	28	20	17	47	95
Interest Expense	(199)	(233)	(241)	(220)	(266)
Cost of Extinguishment of Debt	(72)	—	—	—	—
Investment Income (Loss)	9	43	(2)	(12)	173
Income Before Income Taxes	1,404	769	552	494	759
Income Taxes	422	204	21	113	257
Income From Continuing Operations	982	565	531	381	502
Discontinued Operations, Net of Tax	33	306	(290)	(443)	1,987
Net Income (Loss)	1,015	871	241	(62)	2,489
Less: Net Income Attributable to Non-Controlling Interests	22	16	14	11	14
Net Income (Loss) Attributable to the Company	$ 993	$ 855	$ 227	$ (73)	$ 2,475
Basic Income (Loss) Per Share Information:					
Income From Continuing Operations	$ 1.76	$ 1.01	$ 0.97	$ 0.70	$ 0.88
Discontinued Operations	$ 0.06	$ 0.55	$ (0.54)	$ (0.83)	$ 3.61
Net Income (Loss) Attributable to the Company	$ 1.82	$ 1.56	$ 0.43	$ (0.13)	$ 4.49
Average Number of Shares Outstanding	542	540	522	514	539
Diluted Income (Loss) Per Share Information:					
Income From Continuing Operations	$ 1.73	$ 1.00	$ 0.96	$ 0.70	$ 0.88
Income (Loss) From Discontinued Operations	$ 0.06	$ 0.55	$ (0.54)	$ (0.84)	$ 3.57
Net Income (Loss) Attributable to the Company	$ 1.79	$ 1.55	$ 0.42	$ (0.14)	$ 4.45
Average Number of Shares Outstanding	551	544	524	515	542
Dividends Paid Per Share	$ 0.86	$ 0.81	$ 0.80	$ 0.80	$ 0.76
Return on Average Stockholders' Equity	16 %	14 %	4 %	N/A	36 %
Year-end Financial Position:					
Working capital	$ 1,909	$ 2,171	$ 1,216	$ 1,391	$ 1,834
Total assets	$ 15,454	$ 15,310	$ 15,337	$ 15,206	$ 17,359
Long-term debt	$ 2,668	$ 3,026	$ 3,034	$ 3,194	$ 3,604
Stockholders' equity	$ 5,940	$ 6,415	$ 5,863	$ 5,760	$ 7,853
Total shares outstanding (net of treasury shares)	539	541	530	514	520
Other Information:					
Number of employees	52,000	51,000	49,000	50,100	51,300
Stock price ranges—					
U.S. exchanges — High	$ 32.00	$ 27.50	$ 25.46	$ 36.82	$ 33.90
— Low	$ 25.29	$ 20.21	$ 17.18	$ 20.96	$ 23.12

(a) Includes the impact of net restructuring costs of $51 million, $141 million, $243 million, $328 million and $98 million in 2011, 2010, 2009, 2008 and 2007, respectively.

See Management's Discussion and Analysis of Financial Condition and Results of Operations, appearing under Item 7 of this report, for discussion of significant items affecting our results of operations in 2011, 2010 and 2009.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Marsh & McLennan Companies, Inc. and Subsidiaries (the "Company") is a global professional services firm providing advice and solutions in the areas of risk, strategy and human capital. It is the parent company of a number of the world's leading risk experts and specialty consultants, including: Marsh, the insurance broker, intermediary and risk advisor; Guy Carpenter, the risk and reinsurance specialist; Mercer, the provider of HR and related financial advice and services; and Oliver Wyman Group, the management and economic consultancy. With over 52,000 employees worldwide and annual revenue exceeding $11.5 billion, the Company provides analysis, advice and transactional capabilities to clients in more than 100 countries.

The Company conducts business through two segments:

- **Risk and Insurance Services** includes risk management activities (risk advice, risk transfer and risk control and mitigation solutions) as well as insurance and reinsurance broking and services. We conduct business in this segment through Marsh and Guy Carpenter.
- **Consulting** includes human resource consulting and related outsourcing and investment services, and specialized management and economic consulting services. We conduct business in this segment through Mercer and Oliver Wyman Group.

The Company completed the sale of Kroll in August 2010, and along with other dispositions between 2008 and 2010, has divested its entire Risk Consulting and Technology Segment. Note 1 to the consolidated financial statements describes the Company's "continuing involvement" in certain Corporate Advisory and Restructuring businesses ("CARG") that were disposed of in 2008. The runoff of the CARG businesses is being managed by the Company's corporate departments and financial results of these entities are included in "Corporate" for segment reporting purposes.

We describe the primary sources of revenue and categories of expense for each segment below, in our discussion of segment financial results. A reconciliation of segment operating income to total operating income is included in Note 17 to the consolidated financial statements included in Part II Item 8 in this report. The accounting policies used for each segment are the same as those used for the consolidated financial statements.

This MD&A contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Information Concerning Forward-Looking Statements" at the outset of this report.

Consolidated Results of Operations

For the Years Ended December 31, *(In millions, except per share figures)*		2011		2010		2009
Revenue	**$**	**11,526**	$	10,550	$	9,831
Expense						
Compensation and benefits		**6,969**		6,465		6,182
Other operating expenses		**2,919**		3,146		2,871
Operating expenses		**9,888**		9,611		9,053
Operating Income	**$**	**1,638**	$	939	$	778
Income from Continuing Operations	**$**	**982**	$	565	$	531
Discontinued Operations, net of tax		**33**		306		(290)
Net Income	**$**	**1,015**	$	871	$	241
Net Income Attributable to the Company	**$**	**993**	$	855	$	227
Net Income from Continuing Operations Per Share:						
Basic	**$**	**1.76**	$	1.01	$	0.97
Diluted	**$**	**1.73**	$	1.00	$	0.96
Net Income Per Share Attributable to the Company:						
Basic	**$**	**1.82**	$	1.56	$	0.43
Diluted	**$**	**1.79**	$	1.55	$	0.42
Average number of shares outstanding:						
Basic		**542**		540		522
Diluted		**551**		544		524
Shares outstanding at December 31,		**539**		541		530

Consolidated operating income was $1.6 billion in 2011 compared with $939 million in 2010. The 2010 results include a $400 million charge, net of insurance recoveries, for the resolution of the litigation brought by the Alaska Retirement Management Board ("ARMB") and restructuring and other noteworthy items of $139 million. Excluding these charges, consolidated operating income was $1.5 billion in 2010.

Risk and Insurance Services operating income increased $257 million or 26% to $1.2 billion in 2011 compared with 2010, resulting from revenue growth at both Marsh and Guy Carpenter, continued expense discipline and a decrease of $132 million in restructuring and other noteworthy items.

Consulting operating income increased $459 million to $588 million in 2011 primarily due to the $400 million net charge related to the ARMB litigation settlement in 2010. Excluding these items, Consulting operating income increased $59 million, or 11%.

Discontinued operations in 2011 includes a net credit resulting from the resolution of certain legal matters and related insurance recoveries as well as the settlement of certain tax audits and the expiration of the statute of limitations related to certain indemnified matters in connection with the disposal of Putnam and Kroll. These credits are partly offset by the write-off, net of tax, of capitalized software related to Marsh's plan to sell the Marsh Business Processing Outsourcing ("BPO") business. Discontinued operations includes the operating results of Kroll in 2010 and 2009, including a goodwill impairment charge of $315 million in 2009, gains on the sales of Kroll and KLS in 2010 totaling $282 million, insurance recoveries of $16 million related to Putnam market-timing related matters in 2010 and the loss on the sale of KGS in 2009.

Discontinued operations also includes the accretion of interest related to an indemnity for uncertain tax positions provided as part of the purchase by Great-West Life Co. Inc., of Putnam Investments Trust from the Company in August 2007.

Consolidated net income attributable to the Company was $993 million in 2011, compared with $855 million in 2010 and $227 million in 2009.

Consolidated Revenues and Expenses

The Company conducts business in many countries, as a result of which the impact of foreign exchange rate movements may impact period-to-period comparisons of revenue. Similarly, the revenue impact of acquisitions and dispositions may impact period-to-period comparisons of revenue. Underlying revenue measures the change in revenue from one period to another by isolating these impacts. The impact of foreign currency exchange fluctuations, acquisitions and dispositions including transfers among businesses, on the Company's operating revenues is as follows:

	Year Ended December 31,			Components of Revenue Change*		
(In millions, except percentage figures)	**2011**	2010	**% Change Revenue**	**Currency Impact**	**Acquisitions/ Dispositions Impact**	**Underlying Revenue**
Risk and Insurance Services						
Marsh	**$ 5,213**	$ 4,744	10%	2%	4%	4%
Guy Carpenter	**1,041**	975	7%	1%	1%	5%
Subtotal	**6,254**	5,719	9%	2%	3%	5%
Fiduciary Interest Income	**47**	45				
Total Risk and Insurance Services	**6,301**	5,764	9%	2%	3%	5%
Consulting						
Mercer	**3,782**	3,478	9%	3%	2%	4%
Oliver Wyman Group	**1,483**	1,357	9%	2%	—	7%
Total Consulting	**5,265**	4,835	9%	3%	1%	5%
Corporate and Other/Eliminations	**(40)**	(49)				
Total Revenue	**$ 11,526**	$ 10,550	9%	2%	2%	5%

* Components of revenue change may not add due to rounding.

Revenue Details

The following table provides more detailed revenue information for certain of the components presented above:

(In millions, except percentage figures)	Year Ended December 31, 2011	Year Ended December 31, 2010	% Change Revenue	Components of Revenue Change* Currency Impact	Components of Revenue Change* Acquisitions/ Dispositions Impact	Components of Revenue Change* Underlying Revenue
Marsh:						
EMEA	**$ 1,796**	$ 1,674	7%	2 %	2 %	4 %
Asia Pacific	**612**	503	22%	8 %	4 %	9 %
Latin America	**334**	298	12%	(1)%	—	14 %
Total International	**2,742**	2,475	11%	3 %	2 %	6 %
U.S. / Canada	**2,471**	2,269	9%	—	6 %	3 %
Total Marsh	**$ 5,213**	$ 4,744	10%	2 %	4 %	4 %
Mercer:						
Retirement	**$ 1,071**	$ 1,053	2%	3 %	—	(1)%
Health and Benefits	**940**	900	4%	2 %	(3)%	6 %
Talent, Rewards & Communications	**576**	488	18%	3 %	5 %	11 %
Total Mercer Consulting	**2,587**	2,441	6%	2 %	—	4 %
Outsourcing	**733**	671	9%	5 %	5 %	—
Investments	**462**	366	26%	6 %	9 %	11 %
Total Mercer	**$ 3,782**	$ 3,478	9%	3 %	2 %	4 %

* Components of revenue change may not add due to rounding.

(In millions, except percentage figures)	Year Ended December 31, 2010	2009	% Change Revenue	Components of Revenue Change* Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Risk and Insurance Services						
Marsh	$ 4,744	$ 4,319	10%	1 %	6%	2%
Guy Carpenter	975	911	7%	1 %	4%	2%
Subtotal	5,719	5,230	9%	1 %	6%	2%
Fiduciary Interest Income	45	54				
Total Risk and Insurance Services	5,764	5,284	9%	1 %	6%	2%
Consulting						
Mercer	3,478	3,327	5%	2 %	1%	2%
Oliver Wyman Group	1,357	1,282	6%	(1)%	—	7%
Total Consulting	4,835	4,609	5%	1 %	—	3%
Corporate and Other /Eliminations	(49)	(62)				
Total Revenue	$ 10,550	$ 9,831	7%	1 %	3%	3%

* Components of revenue change may not add due to rounding.

Revenue Details

The following table provides more detailed revenue information for certain of the components presented above:

(In millions, except percentage figures)	Year Ended December 31, 2010	2009	% Change Revenue	Components of Revenue Change* Currency Impact	Acquisitions/ Dispositions Impact	Underlying Revenue
Marsh:						
EMEA	$ 1,674	$ 1,555	8 %	—	5%	3 %
Asia Pacific	503	419	20 %	8%	5%	7 %
Latin America	298	267	11 %	4%	—	8 %
Total International	2,475	2,241	10 %	2%	5%	4 %
U.S. / Canada	2,269	2,078	9 %	1%	7%	1 %
Total Marsh	$ 4,744	$ 4,319	10 %	1%	6%	2 %
Mercer:						
Retirement	$ 1,053	$ 1,091	(4)%	1%	—	(4)%
Health and Benefits	900	857	5 %	—	—	5 %
Talent, Rewards & Communications	488	456	7 %	1%	4%	2 %
Total Mercer Consulting	2,441	2,404	2 %	1%	1%	—
Outsourcing	671	620	8 %	4%	1%	3 %
Investments	366	303	21 %	4%	—	16 %
Total Mercer	$ 3,478	$ 3,327	5 %	2%	1%	2 %

* Components of revenue change may not add due to rounding.

Revenue

Consolidated revenue for 2011 increased 9% to $11.5 billion compared with $10.6 billion in 2010, reflecting a 5% increase in underlying revenue, a 2% increase due to acquisitions and a 2% positive impact of foreign currency translation. Revenue in the Risk and Insurance Services segment increased 9% in 2011 compared with 2010 or 5% on an underlying basis, reflecting increases of 4% in Marsh and 5% in Guy Carpenter. Consulting segment revenue increased 9%, resulting from 9% increases in both Mercer and the Oliver Wyman Group. On an underlying basis, revenue increased 5%, reflecting a 4% increase in Mercer and a 7% increase in the Oliver Wyman Group.

Consolidated revenue for 2010 increased 7% to $10.6 billion compared with $9.8 billion in 2009, reflecting a 3% increase in underlying revenue, a 3% increase due to acquisitions and a 1% positive impact of foreign currency translation. Revenue in the Risk and Insurance Services segment increased 9% in 2010 compared with 2009. Underlying revenue increased 2% for the total Risk and Insurance Services segment, reflecting 2% increases in both Marsh and Guy Carpenter, partly offset by a 21% decrease in fiduciary interest income. Consulting segment revenue increased 5%, resulting from a 5% increase in Mercer and a 6% increase in the Oliver Wyman Group. On an underlying basis, revenue increased 3% reflecting a 2% increase in Mercer and a 7% increase in the Oliver Wyman Group.

Expenses

Consolidated operating expenses increased 3% in 2011 compared with the same period in 2010. Expenses in 2010 include the $400 million ARMB settlement at Mercer. Restructuring and other noteworthy charges, which include legal fees, net of insurance recoveries arising from regulatory actions and credits related to the CARG business divested in 2008, decreased $116 million to $23 million in 2011 as compared to $139 million in 2010. Excluding these charges, expenses were $9.9 billion in 2011 compared with $9.1 billion in 2010, an increase of 9%. The increase reflects a 3% increase due to the impact of foreign currency exchange, a 2% increase due to the impact of acquisitions and a 4% increase in underlying expenses. The increase in underlying expenses primarily reflects higher compensation and benefits costs, including increased pension costs, higher consulting costs, asset-based fees and expenses reimbursable from clients.

Consolidated operating expenses increased 6% in 2010 compared with the same period in 2009. Expenses in 2010 include the $400 million ARMB settlement at Mercer. In 2009, the Company recorded a $230 million charge, net of insurance recoveries, for the settlement of the securities and ERISA class action lawsuits filed in 2004. Restructuring and other noteworthy charges in 2010 of $139 million decreased $155 million from charges of $294 million in 2009. Excluding these charges, expenses were $9.1 billion in 2010 compared with $8.5 billion in 2009, an increase of 6%. The increase reflects a 1% increase due to the impact of foreign currency exchange, a 3% increase due to the impact of acquisitions and a 2% increase in underlying expenses. The increase in underlying expenses is due to higher pension, travel and entertainment, outsourcing and other outside services costs.

Restructuring

In 2011, the Company implemented restructuring actions which resulted in costs totaling $51 million, primarily related to severance and benefits, and costs for future rent and other real estate costs. Approximately $5 million of these costs related to cost reduction activities for acquisitions made in 2011 and 2010. These costs were incurred as follows: Risk and Insurance Services—$1 million; Consulting—$31 million (acquisition related—$8 million); and Corporate—$19 million. These activities resulted in the elimination of approximately 400 positions at Mercer and 40 positions at Corporate. The annualized cost savings from these actions are expected to be approximately $45 million.

Businesses Exited

Marsh's BPO business, one of seven units within the Marsh Consumer business, provides policy, claims, call center and accounting operations on an outsourced basis to life insurance carriers. Marsh invested in a technology platform that was designed to make the BPO business scalable and more efficient. During 2011, Marsh decided that it would cease investing in the technology platform and instead exit the business via a sale. In the fourth quarter of 2011, management initiated a plan to sell the Marsh BPO business. The company wrote off capitalized software of the BPO business of $17 million, net of tax, which is included in discontinued operations.

In February 2010, Kroll sold KLS, its substance abuse testing business for $110 million. On August 3, 2010, the Company completed the sale of Kroll to Altegrity for $1.13 billion. The account balances and activities of Kroll and KLS have been segregated and reported as discontinued operations in the accompanying financial statements for 2010 and 2009. The gain on the sale of Kroll and related tax benefits and the after- tax loss on the disposal of KLS, along with Kroll's and KLS's 2010 and comparative results of operations are included in discontinued operations.

During the second quarter of 2009, Kroll sold Kroll Government Services ("KGS"). The results of operations and the loss on sale of KGS are included in discontinued operations for that year.

During the fourth quarter of 2008, the Company sold its U.S. and U.K. restructuring businesses to their respective management teams in separate leveraged buyouts. Based on the terms and conditions of the disposals, the Company determined it has "continuing involvement" in these businesses, as that term is used in SEC Staff Accounting Bulletin Topic 5e. Therefore, classification of CARG as discontinued operations is not appropriate, and their financial results in the current and prior periods are included in continuing operations. The Company will earn royalties on future revenue of these businesses through 2012. The royalties will be recognized when earned under the terms of the contract and when collectibility is reasonably assured. Through December 31, 2011, the Company has recognized $20 million of royalty payments related to the U.K. businesses ($9 million in 2011, $10 million in 2010 and $1 million in 2009). The transfer of the U.S. restructuring business was financed with a seller note. If the Company receives interest and principal payments as scheduled for the U.S. business, it will recover the value of the net assets transferred to the new owners and recognize a gain on the disposal of $18 million.

In March 2010, the Company agreed to suspend collections of interest and principal payments on the seller financed note related to the U.S. restructuring business. The payments received prior to March 2010 were sufficient to allow the Company to recover the value of net assets transferred and recognize $1 million of gain. Although it is uncertain whether future payments will be received under the revised terms of the note, the Company has no remaining net investment in the U.S. restructuring business. Any future collections will be recognized as income, if and when received.

Risk and Insurance Services

In the Risk and Insurance Services segment, the Company's subsidiaries and other affiliated entities act as brokers, agents or consultants for insureds, insurance underwriters and other brokers in the areas of risk management, insurance broking and insurance program management services, primarily under the name of Marsh; and engage in reinsurance broking, catastrophe and financial modeling services and related advisory functions, primarily under the name of Guy Carpenter.

Marsh and Guy Carpenter are compensated for brokerage and consulting services primarily through fees paid by clients and/or commissions paid out of premiums charged by insurance and reinsurance companies. Commission rates vary in amount depending upon the type of insurance or reinsurance coverage provided, the particular insurer or reinsurer, the capacity in which the broker acts and negotiations with clients. Revenues are affected by premium rate levels in the insurance/reinsurance markets, the amount of risk retained by insurance and reinsurance clients themselves and by the value of the risks that have been insured since commission based compensation is frequently related to the premiums paid by insureds/reinsureds. In many cases, fee compensation may be negotiated in advance, based on the types and amounts of risks to be analyzed by the Company and ultimately placed into the insurance market or retained by the client. The trends and comparisons of revenue from one period to the next will therefore be affected by changes in premium rate levels, fluctuations in client risk retention, and increases or decreases in the value of risks that have been insured, as well as new and lost business, and the volume of business from new and existing clients.

In March 2010, Marsh announced its approach to market remuneration and contingent commissions in the U.S. As previously announced, Marsh and McLennan Agency and Marsh's affinity, sponsored program and personal lines businesses accept contingent commissions. Marsh does not accept contingent commissions on any placement for any U.S. clients served by the firm's core brokerage operation. Marsh will continue to collect enhanced commissions with respect to its core brokerage operations, which are fixed in advance of insurance transactions and are not related to volume, retention, growth or profitability.

Marsh and Guy Carpenter receive interest income on certain funds (such as premiums and claims proceeds) held in a fiduciary capacity for others. The investment of fiduciary funds is regulated by state and other insurance authorities. These regulations typically provide for segregation of fiduciary funds and limit the types of investments that may be made with them. Interest income from these investments varies depending on the amount of funds invested and applicable interest rates, both of which vary from time to time. For presentation purposes, fiduciary interest is segregated from the other revenues of Marsh and Guy Carpenter and separately presented within the segment, as shown in the revenue by segments charts earlier in this MD&A.

The results of operations for the Risk and Insurance Services segment are presented below:

(In millions of dollars)	**2011**	2010	2009
Revenue	**$ 6,301**	$ 5,764	$ 5,284
Compensation and Benefits	**3,482**	3,261	3,023
Other Operating Expenses	**1,590**	1,531	1,465
Expense	**5,072**	4,792	4,488
Operating Income	**$ 1,229**	$ 972	$ 796
Operating Income Margin	**19.5%**	16.9%	15.1%

Revenue

Revenue in Risk and Insurance Services increased 9% in 2011 compared with 2010 reflecting a 5% increase on an underlying basis, a 3% increase from acquisitions, and a 2% increase from the impact of foreign currency exchange translation.

In Marsh, revenue in 2011 was $5.2 billion, an increase of 10% from the prior year, reflecting 4% growth in underlying revenue, a 4% increase from acquisitions and a 2% increase resulting from the impact of foreign currency translation. The underlying revenue increase of 4% reflects growth in all major geographies, driven by higher retention rates and new business development. Underlying revenue increased 14% in Latin America, 9% in Asia Pacific, 3% in U.S. / Canada and 4% in EMEA.

In January 2011, Marsh acquired RJF Agencies, an independent insurance agency in the upper Midwest. In February 2011, Marsh acquired Hampton Roads Bonding, a surety bonding agency for commercial, road, utility, maritime and government contractors in the state of Virginia, and the Boston office of Kinloch Consulting Group, Inc. In July 2011, Marsh acquired Prescott Pailet Benefits, an employee benefits broker based in Texas. In October 2011, Marsh acquired the employee benefits division of Kaeding, Ernst & Co, a Massachusetts based employee benefits, life insurance and financial planning consulting firm. In November 2011, Marsh acquired Seitlin Insurance, a property and casualty insurance and employee benefits firm located in South Florida.

In the first quarter of 2010, Marsh acquired Haake Companies, Inc., an insurance broking firm in the Midwest region and Thomas Rutherfoord, Inc., an insurance broking firm in the Southeast and mid-Atlantic regions of the U.S. In the second quarter of 2010, Marsh acquired HSBC Insurance Brokers Ltd. ("HIBL"), an international provider of risk intermediary and risk advisory services and the Bostonian Group Insurance Agency, Inc. and Bostonian Solutions, Inc. (collectively the "Bostonian Group"), a regional insurance brokerage in New England. In the fourth quarter of 2010, Marsh acquired Trion, a U.S. private benefits specialist and SBS, a Georgia-based benefits brokerage and consulting firm.

All of the acquisitions noted above, except HIBL, relate to the Marsh & McLennan Agency.

In January 2012, Marsh announced it had completed its acquisition of the brokerage operations of Alexander Forbes in South Africa, Botswana and Namibia.

Guy Carpenter's revenue increased 7% to $1.0 billion in 2011 compared with 2010, or 5% on an underlying basis. The increase in underlying revenue was driven by strong new business development and high retention rates.

Fiduciary interest income was $47 million in 2011 compared to $45 million in 2010 due to higher average invested funds partly offset by lower interest rates.

Revenue in Risk and Insurance Services increased 9% in 2010 compared with 2009 reflecting a 2% increase on an underlying basis, a 6% increase from acquisitions, and a 1% increase from the impact of foreign currency exchange translation.

In Marsh, revenue in 2010 was $4.7 billion, an increase of 10% from the same quarter of the prior year, reflecting 2% growth in underlying revenue, a 6% increase from acquisitions and a 1% increase resulting from the impact of foreign currency translation. Marsh increased revenues in all its geographies, reflecting new business growth of 8%. Underlying revenue increased 8% in Latin America, 7% in Asia Pacific, 1% in U.S. / Canada and 3% in EMEA.

Guy Carpenter's revenue increased 7% to $975 million in 2010 compared with 2009, or 2% on an underlying basis. The increase in underlying revenue was due to continued strong new business and high client retention.

Fiduciary interest income for the Risk and Insurance Services segment was $45 million in 2010, a decrease of 16% compared with the same period of 2009, driven by lower interest rates.

Expense

Expenses in the Risk and Insurance Services segment increased 6% in 2011 compared with 2010, reflecting a 3% increase from acquisitions and a 2% increase due to the impact of foreign currency translation. Expenses on an underlying basis increased 1% as the segment continued to effectively monitor and control its expenses. The increase in underlying expenses is primarily due to higher base salaries and incentive compensation costs, non-restructuring related severance costs and facilities and equipment costs, partly offset by lower restructuring expenses and a credit of $31 million for insurance recoveries on previously expensed legal fees.

Expenses in the Risk and Insurance Services segment increased 7% in 2010 compared with 2009, reflecting a 6% increase from acquisitions and a 1% increase due to the impact of foreign currency translation. Expenses on an underlying basis were flat, as higher pension related expenses, travel and entertainment, and outsourcing costs were offset by a $77 million decrease in restructuring and related charges.

Consulting

The Company conducts business in its Consulting segment through two main business groups. Mercer provides consulting expertise, advice, services and solutions in the areas of retirement, health & benefits, talent, rewards & communications, outsourcing, and investments. Oliver Wyman Group provides specialized management and economic and brand consulting services.

The major component of revenue in the Consulting segment business is fees paid by clients for advice and services. Mercer, principally through its health & benefits line of business, also earns revenue in the form of commissions received from insurance companies for the placement of group (and occasionally individual) insurance contracts, primarily life, health and accident coverages. Revenue for Mercer's investment management business and certain of Mercer's outsourcing businesses consists principally of fees based on assets under management or administration.

Revenue in the Consulting segment is affected by, among other things, global economic conditions, including changes in clients' particular industries and markets. Revenue is also affected by competition due to the introduction of new products and services, broad trends in employee demographics, including levels of employment, the effect of government policies and regulations, and fluctuations in interest and foreign exchange rates. Revenues from the provision of investment management services and retirement trust and administrative services are significantly affected by securities market performance.

The results of operations for the Consulting segment are presented below:

(In millions of dollars)		2011		2010		2009
Revenue	**$**	**5,265**	$	4,835	$	4,609
Compensation and Benefits		**3,233**		2,974		2,917
Other Operating Expenses		**1,444**		1,732		1,287
Expense		**4,677**		4,706		4,204
Operating Income	**$**	**588**	$	129	$	405
Operating Income Margin		**11.2%**		2.7%		8.8%

Revenue

Consulting revenue in 2011 increased 9% compared with 2010, or 5% on an underlying basis. Mercer's revenue was $3.8 billion in 2011, an increase of 9% or 4% on an underlying basis. Within Mercer's consulting lines, revenue on an underlying basis increased 4% in 2011 compared with 2010, reflecting increases of 6% in health and benefits and 11% in talent, rewards & communications, offset by a 1% decline in retirement. Outsourcing revenue grew 9% and was flat on an underlying basis. Investments revenue increased 26% or 11% on an underlying basis. Oliver Wyman's revenue increased 9% to $1.5 billion in 2011, or 7% on an underlying basis.

Consulting revenue in 2010 increased 5% compared with 2009, or 3% on an underlying basis. Mercer's revenue was $3.5 billion in 2010, an increase of 5%. On an underlying basis, Mercer's revenue increased 2%. Within Mercer's consulting lines, revenue on an underlying basis in 2010 was flat compared with 2009, reflecting increases of 5% in health and benefits and 2% in talent, rewards & communications, offset by a 4% decline in retirement. The growth in health and benefits was driven by increases in all geographies. The increase in talent, rewards & communications was driven by a resurgence of demand for compensation surveys partially offset by lower talent, rewards & communications consulting assignments concentrated in the first half of the year. Outsourcing revenue increased 3% on an underlying basis, driven by new client wins primarily in Australia. Investment consulting & management revenue increased 16% on an underlying basis, due to strong growth in all geographies. Oliver Wyman's revenue increased 6% to $1.4 billion in 2010, or 7% on an underlying basis, driven by double-digit revenue growth within its financial services practice. Other areas, including the healthcare, transportation and consumer sectors also generated double-digit revenue growth.

Expense

Consulting segment expenses in 2011 decreased 1% to $4.7 billion, or 4% on an underlying basis. Mercer recorded a $400 million net charge related to the ARMB settlement in 2010. Excluding this charge, expenses increased 4% on an underlying basis. This increase reflects the impact of higher base-salaries and incentive compensation and benefits costs, including higher pension costs, and higher asset-based fees and recoverable expenses from clients.

Consulting expenses in 2010 increased 12% to $4.7 billion, or 10% on an underlying basis. Mercer recorded a $400 million net charge related to the ARMB settlement in 2010 and in 2009 recorded incremental costs of $30 million related to a professional liability settlement. Excluding these charges, expenses increased 3% on an underlying basis. This increase reflects the impact of higher pension related costs, meeting and training costs, recruitment and asset based fees partly offset by lower severance, restructuring and recoverable expenses from clients.

Corporate and Other

As discussed earlier in this document, the run-off of the Company's involvement in the CARG businesses is now managed by the Company's corporate departments, and consequently, the financial results of these businesses are included in "Corporate" for segment reporting purposes.

The following results of Corporate and Other includes the Corporate Advisory and Restructuring operations:

(In millions of dollars)		**2011**		2010		2009
Corporate and Other:						
Corporate Advisory and Restructuring Operating Income	**$**	**9**	$	10	$	(3)
Corporate Expense		**(188)**		(172)		(420)
Total Corporate and Other	**$**	**(179)**	$	(162)	$	(423)

Corporate expenses in 2011 were $188 million compared to $172 million in 2010. The increase in Corporate expense reflects higher compensation and pension costs primarily due to executive positions added in corporate and higher outside services costs related to corporate initiatives, such as branding. The CARG amounts reflect payments received related to the CARG businesses divested in 2008.

Corporate expenses in 2010 were $172 million compared to $420 million in 2009. The decrease is due, largely to the impact of a $230 million net charge incurred in 2009 related to the settlement of the securities and ERISA class action lawsuits. The decrease in Corporate expense in 2010 compared to 2009 also reflects the impact of lower restructuring charges partly offset by higher consulting fees. The increase in Corporate Advisory and Restructuring in 2010 is due to the impact of $10 million of payments received in 2010 related to the disposal of this unit in 2008 compared with $1 million in 2009. These payments are classified as a recovery of expenses previously incurred as a result of the disposal transaction.

Discontinued Operations

As part of the disposal transactions for Putnam and Kroll, the Company provided certain indemnities, primarily related to pre-transaction tax uncertainties and legal contingencies. In accordance with applicable accounting guidance, liabilities were established related to these indemnities at the time of the sales and reflected as a reduction of the gain on disposal. Discontinued operations includes charges or credits resulting from the settlement or resolution of the indemnified matters, as well as adjustments to the liabilities related to such matters. Discontinued operations in 2011 includes credits of $50 million from the resolution of certain legal matters and insurance recoveries, as well as the settlement of tax audits and the expiration of the statutes of limitations related to certain of the indemnified matters, primarily with respect to Putnam.

Marsh's Business Process Outsourcing ("BPO") business, one of seven units within the Marsh Consumer business, provides policy, claims, call center and accounting operations on an outsourced basis to life insurance carriers. Marsh invested in a technology platform that was designed to make the BPO business scalable and more efficient. During 2011, Marsh decided that it would cease investing in the technology platform and instead exit the business via a sale. In the fourth quarter of 2011, management initiated a plan to sell the Marsh BPO business. The company wrote off capitalized software of the BPO business of $17 million, net of tax, which is included in discontinued operations.

On August 3, 2010, the Company completed its sale of Kroll to Altegrity for cash proceeds of $1.13 billion. In the first quarter of 2010, Kroll completed the sale of KLS. The gain on the sale of Kroll and related tax benefits and the after-tax loss on the sale of KLS, along with Kroll's and KLS's 2010 and comparative results of operations are included in discontinued operations in 2010 and 2009.

Discontinued operations in 2011, 2010 and 2009 includes the accretion of interest related to an indemnity for uncertain tax positions provided as part of the purchase by Great-West Lifeco, Inc. of Putnam Investments Trust from the Company in August 2007. Discontinued operations in 2010 includes $16 million for insurance recoveries for costs incurred in prior years related to Putnam.

In the second quarter of 2009 Kroll completed the sale of KGS. The loss on the sale of KGS and comparative results of operations are included in discontinued operations in 2009.

Summarized Statements of Income data for discontinued operations is as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Kroll Operations			
Revenue	**$ —**	$ 381	$ 699
Expense [(a)]	**—**	345	958
Net operating income	**—**	36	(259)
Income tax	**—**	16	24
Income from Kroll operations, net of tax	**—**	20	(283)
Other discontinued operations, net of tax	**(17)**	(7)	—
Income (loss) from discontinued operations, net of tax	**(17)**	13	(283)
Disposals of discontinued operations [(b)]	**25**	58	8
Income tax (credit) expense [(c)]	**(25)**	(235)	15
Disposals of discontinued operations, net of tax	**50**	293	(7)
Discontinued operations, net of tax	**$ 33**	$ 306	$ (290)
Discontinued operations, net of tax per share			
—Basic	**$ 0.06**	$ 0.55	$ (0.54)
—Diluted	**$ 0.06**	$ 0.55	$ (0.54)

(a) Includes goodwill impairment charges of $315 million for 2009.

(b) Includes gain on sale of Kroll and the gain on the sale of KLS in 2010 and a loss on the sale of KGS in 2009.

(c) The income tax credit related to the disposal of discontinued operations for 2010 primarily represents the recognition of tax benefits related to the sale of Kroll, partly offset by a tax provision of $36 million related to the sale of KGS.

Other Corporate Items

Interest

Interest income earned on corporate funds amounted to $28 million in 2011 compared with $20 million in 2010. The increase in interest income is due to the combined effect of higher average invested funds in 2011 and slightly higher average interest rates compared with the prior year. Interest expense was $199 million in 2011 compared with $233 million in 2010. The decrease is primarily due to the maturity of $550 million of senior notes in the third quarter of 2010, the early extinguishment of a portion of the Company's outstanding notes during the third quarter of 2011 and a lower net interest rate on the Company's debt subject to interest rate swaps. These decreases are partly offset by interest on new senior notes issued during the third quarter of 2011.

Interest income earned on corporate funds amounted to $20 million in 2010 compared with $17 million in 2009. The increase was primarily due to higher non-U.S. interest rate yields in 2010 compared to 2009. Interest expense was $233 million in 2010 compared with $241 million in 2009. The decrease in interest expense was primarily due to the maturity of $550 million of senior notes in the third quarter of 2010.

Early Extinguishment of Debt

On July 15, 2011 the Company purchased $600 million of outstanding notes, comprised of $330 million of its 2014 Notes and $270 million of its 2015 Notes (collectively, the "Notes"). The Company acquired the Notes at market value plus a tender premium, which exceeded its carrying value and resulted in a charge of approximately $72 million in the third quarter of 2011.

Investment Income (Loss)

In 2011, investment income was $9 million compared with $43 million in 2010. This decrease primarily reflects the impact of lower private equity gains recorded in 2011 as compared to 2010, the effects of recording an impairment loss in 2011 and a gain on the sale of equity securities in 2010.

In 2010, investment income was $43 million compared with a loss of $2 million in 2009. The increase reflects the impact of mark-to-market gains in 2010 on Risk Capital Holdings' private equity investments compared to losses in 2009, and gains realized from the sale of equity securities in 2010.

Income Taxes

The Company's consolidated effective tax rate in 2011 was 30.1% and in 2010 was 26.5%. The tax rate in each year reflects foreign operations, which are taxed at rates lower than the U.S. statutory tax rate.

The Company's consolidated effective tax rate in 2009 was 3.8%. The tax rate reflects reductions relating to a decrease in the liability for unrecognized tax benefits and the impact of foreign operations, which are taxed at rates lower than the U.S. statutory tax rate. The decrease in the liability for unrecognized tax benefits resulted from expiring statutes of limitations, audit settlements and changes in estimates.

The lower effective tax rate attributed to the Company's foreign operations primarily reflects lower corporate tax rates that prevail outside of the U.S., net of the U.S. tax impact from repatriating foreign earnings. In 2011 pre-tax income in the U.K., Canada, Australia and Bermuda accounted for approximately 60% of the Company's total non-U.S. pre-tax income, with effective rates in those countries of 25%, 29%, 31% and 0%, respectively. Under current U.S. tax law, the Company anticipates its non-U.S. operations will continue to incur taxes at rates under the U.S. federal tax rate of 35%.

The Company's non-U.S. revenue over the past three years has been approximately 55% of total revenue, while the pre-tax income from non-U.S. locations varied from 91% to 179% of total pre-tax income. Although revenue in the United States has been approximately 45% of total revenue, while the Company had gains in its U.S. operations in 2011, the Company incurred pre-tax losses in the United States during 2010 and 2009 because significant charges from restructuring activities and certain litigation matters were disproportionately incurred there. Litigation related charges, including legal fees, resulted from the settlement of shareholder and ERISA class actions in 2009, and the resolution of the Alaska matter in 2010, all of which are discussed in Note 1 to the Consolidated Financial Statements. The Company incurred gains in its U.S. operations in 2011.

In addition, as a U.S. domiciled parent holding company, Marsh & McLennan Companies, Inc., is the issuer for essentially all of the Company's external indebtedness, and incurs the related interest expense in the U.S. Finally, most senior executive and oversight functions are conducted in the U.S. Therefore, the associated costs are incurred primarily in the United States.

The effective tax rate is expected to remain significantly variable for the foreseeable future. It is sensitive to the geographic mix and repatriation of the Company's earnings, which may result in higher or lower tax rates. A proportional increase in U.S. pre-tax income will tend to increase the effective tax rate because U.S. federal and state corporate tax rates substantially exceed tax rates applicable outside the U.S. Losses in certain jurisdictions cannot be offset by earnings from other operations, and may require valuation allowances that affect the rate, depending on estimates of the realizability of associated deferred tax assets. The tax rate is also sensitive to changes in unrecognized tax benefits, including the impact of settled tax audits and expired statutes of limitation.

The realization of deferred tax assets depends on generating future taxable income during the periods in which the tax benefits are deductible or creditable. The Company and Marsh have been profitable globally. However, tax liabilities are determined and assessed on a legal entity and jurisdictional basis. Certain taxing jurisdictions allow or require combined or consolidated tax filings. In the United States, certain groups within the Company, which file on a combined basis, were profitable in 2011, but incurred losses in 2009 and 2010, and an entity within Marsh's operations, which files on a separate entity basis, incurred a loss in 2009. The Company assessed the realizability of its domestic deferred tax assets, particularly state deferred tax assets of Marsh relating to jurisdictions in which it files separate tax returns, state deferred tax assets of all of the Company domestic operations related to jurisdictions in which the Company files a unitary or combined state tax return, and foreign tax credit carryforwards in the

Company's consolidated U.S. federal tax return. When making its assessment about the realization of its domestic deferred tax assets at December 31, 2011, the Company considered all available evidence, placing particular weight on evidence that could be objectively verified. The evidence considered included (i) the profitability of the Company's U.S. operations in 2011 (ii) the nature, frequency, and severity of current and cumulative financial reporting losses, (iii) actions completed that are designed to reduce capacity and adjust to lower demand in the current economic environment, (iv) profit trends evidenced by continued improvements in the Company's and Marsh's operating performance, (v) the non-recurring nature of some of the items that contributed to the losses, (vi) the carryforward periods for the net operating losses ("NOLs") and foreign tax credit carryforwards, (vii) the sources and timing of future taxable income, giving weight to sources according to the extent to which they can be objectively verified, and (viii) tax planning strategies that would be implemented, if necessary, to accelerate utilization of NOLs. Based on its assessment, the Company concluded that it is more likely than not that a substantial portion of these deferred tax assets are realizable and a valuation allowance was recorded to reduce the domestic tax assets to the amount that the Company believes is more likely than not to be realized. In the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to approximately $240 million could be required relating to these domestic deferred tax assets. The realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future annual earnings from the Company's profitable global operations, consistent with the Company's historical practice. In addition, when making its assessment about the realization of its domestic deferred tax assets at December 31, 2011, the Company continued to assess the realizability of deferred tax assets of certain other entities with a history of recent losses, including other U.S. entities that file separate state tax returns and foreign subsidiaries, and recorded valuation allowances as appropriate.

Changes in tax laws or tax rulings may have a significant adverse impact on our effective tax rate. For example, proposals for fundamental U.S. international tax reform, if enacted, could have a significant adverse impact on the effective tax rate.

Liquidity and Capital Resources

The Company is organized as a holding company, a legal entity separate and distinct from its operating subsidiaries. As a holding company without significant operations of its own, the Company is dependent upon dividends and other payments from its operating subsidiaries to meet its obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. Other sources of liquidity include borrowing facilities discussed below in financing cash flows.

The Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside of the United States. Funds from the Company's operating subsidiaries located outside of the United States are regularly repatriated to the United States out of annual earnings. At December 31, 2011, the Company had approximately $1.5 billion of cash and cash equivalents in its foreign operations of which all but approximately $82 million is considered to be permanently invested in those operations to fund foreign investments and working capital needs. The Company expects to continue its practice of repatriating foreign funds out of annual earnings. While management does not foresee a need to repatriate the funds which are currently deemed permanently invested, if facts or circumstances change management could elect to repatriate them, if necessary, which could result in higher effective tax rates in the future.

Cash on our consolidated balance sheets includes funds available for general corporate purposes. Funds held on behalf of clients in a fiduciary capacity are segregated and shown separately in the consolidated balance sheets as an offset to fiduciary liabilities. Fiduciary funds cannot be used for general corporate purposes, and should not be considered as a source of liquidity for the Company.

Operating Cash Flows

The Company generated $1.7 billion of cash from operations in 2011 compared with $722 million in 2010. These amounts reflect the net income reported by the Company during those periods, excluding gains or losses from investments and the disposition of businesses, adjusted for non-cash charges and changes in working capital which relate, primarily, to the timing of payments for accrued liabilities or receipts of assets. Cash generated from the disposition of businesses is included in investing cash flows.

The Company received $322 million in cash refunds of U.S. federal income taxes during the second quarter of 2011, comprising $212 million from carrying back the net capital loss incurred in 2010 from the sale of Kroll and various other assets, and $110 million from the cash settlement of the IRS audit for the periods 2006 through 2008. The audit settlement primarily reflected the allowance of carry back claims for net operating losses and excess foreign tax credits arising in 2008. The impact on the tax provision of these events was reflected in prior periods and did not impact income tax expense reported in 2011.

On June 11, 2010, the Company resolved the litigation brought by the ARMB on behalf of two Alaska benefit plans against Mercer, relating to work in the period 1992 to 2004. Under the terms of the settlement agreement, Mercer paid $500 million, of which $100 million was covered by insurance.

Pension Related Items

During 2011, the Company contributed $24 million to its U.S. pension plans and $320 million to non-U.S. pension plans, compared with $221 million for U.S. plans and $237 million for non-U.S. plans in 2010.

On January 3, 2012, the Company contributed $100 million to its U.S. qualified plan. The Company's expected funding for its U.S. and non-U.S. pension plans for the remainder of 2012 is approximately $24 million and $395 million, respectively. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable laws of other jurisdictions. There currently is no ERISA funding requirement for the U.S. qualified plan for 2011 or 2012. Funding requirements for non-U.S. plans vary by country.

Contribution rates are determined by the local actuaries based on local funding practices and statutory requirements, which may differ from measurements under U.S. GAAP. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. In addition, amounts funded in the future, to the extent not due under regulatory requirements, may be affected by alternative uses of the Company's cash flows, including dividends, investments and share repurchases.

Pension liabilities are impacted by, among other things, the discount rate set as of year-end. In addition, the year-over-year change in the funded status of the plans is impacted by the variance between actual and assumed results, particularly with regard to return on assets and changes in the discount rate, as well as the amount of Company contributions, if any. Unrecognized actuarial losses were approximately $1.7 billion and $3.0 billion at December 31, 2011 for the U.S. plans and non-U.S. plans, respectively, compared with $1.3 billion and $2.3 billion at December 31, 2010. The increase is primarily due to the impact of decreases in the discount rates as well as actual returns in 2011 that were lower than the estimated long-term rate of return on plan assets. In the past several years, the amount of actuarial losses has been significantly impacted, both positively and negatively, by actual asset performance and changes in discount rates. The discount rate used to measure plan liabilities declined in both the U.S. and the U.K. (our two largest plans) in each of the three years for 2009 to 2011. At the end of 2009, the weighted average discount rate for all plans was 6.0%, declining to 5.6% and 4.9% at the end of 2010 and 2011, respectively. A decline in the discount rate increases the measured plan liability, resulting in actuarial losses. During 2011, the Company's defined benefit pension plan assets had actual returns of 5.8%, and 4.8% in the U.S. and U.K., respectively. During 2010, the actual returns were 14.4% in the U.S. and 13.5% in the U.K., and in 2009 were 12.6% and 14.8% in the U.S and U.K., respectively. In 2011, both the decline in the discount rate and actual asset returns that were lower than the assumed rates of return contributed to the actuarial losses. In 2010 and 2009, actuarial losses resulting from declines in the discount rate were partly offset by actual asset returns which exceeded the assumed rates of return in each year.

Overall, the Company's pension expense is expected to increase in 2012 by approximately $30 million before the partly-offsetting impacts on bonuses and other incentive compensation and possible movements in foreign exchange rates. The increase in the expected pension expense in 2012 results primarily from a decline in the discount rates used to measure plan liabilities, which has the effect of increasing pension expense, and the impact of a lower assumed rate of return on assets in the U.K., partly offset by lower amortization of actuarial losses, reflecting the fact that substantially all the participants in a U.K. plan which has been closed to new entrants for more than ten years are now inactive. The Company's accounting policies for its defined benefit pension plans, including the selection of and sensitivity to assumptions, are discussed below under Management's Discussion of Critical Accounting Policies. For additional information regarding the Company's retirement plans, see Note 8 to the consolidated financial statements.

Financing Cash Flows

Net cash used for financing activities was $1.0 billion in 2011 compared with $1.1 billion of net cash used for financing activities in 2010. The Company reduced outstanding debt by approximately $100 million, $550 million and $10 million in 2011, 2010 and 2009, respectively.

Debt

On July 15, 2011, the Company purchased $600 million of outstanding notes comprised of $330 million of its 2014 Notes and $270 million of its 2015 Notes (collectively, the "Notes"). The Company acquired the Notes at fair value plus a tender premium, which exceeded its carrying value. A charge of approximately $72 million was recorded in the Consolidated Statement of Income in the third quarter of 2011 related to the extinguishment of this debt.

The Company used proceeds from the issuance of 4.80% ten-year $500 million senior notes in the third quarter of 2011 and cash on hand to purchase the Notes.

During 2010, the Company's 5.15% ten-year fixed rate $550 million senior notes matured. The Company used a portion of the cash received from the Kroll disposition to fund the maturity of those notes.

Acquisitions

In the second quarter of 2011, the Company acquired the remaining minority interest of a previously majority-owned entity for total cash consideration of $8 million.

In the first quarter of 2011 and 2010, the Company paid deferred purchase consideration of $13 million and $15 million, respectively, related to the purchase in 2009 of the minority interest of a previously controlled entity.

Credit Facilities

On October 13, 2011, the Company and certain of its subsidiaries entered into a new $1.0 billion multi-currency five-year unsecured revolving credit facility, which replaced the $1.0 billion facility discussed below. The interest rate on this facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. This facility requires the Company to maintain certain coverage and leverage ratios which are tested quarterly. There were no borrowings under this facility at December 31, 2011.

The Company and certain of its subsidiaries previously maintained a $1.0 billion multi-currency three-year unsecured revolving credit facility. This facility was due to expire in October 2012.

The Company's senior debt is currently rated Baa2 by Moody's and BBB- by Standard & Poor's. The Company's short-term debt is currently rated P-2 by Moody's and A-3 by Standard & Poor's. The Company carries a stable outlook from Moody's and Standard & Poor's.

The Company also maintains other credit facilities, guarantees and letters of credit with various banks, primarily related to operations located outside the United States, aggregating $248 million at December 31, 2011 and $272 million at December 31, 2010. There were no outstanding borrowings under these facilities.

Share Repurchases

During 2011, the Company repurchased approximately 12.3 million shares of its common stock for total consideration of approximately $361 million at an average price per share of $29.44. During the third quarter of 2011 the Company received authorization to increase the share repurchase program to $1 billion from $500 million. The Company remains authorized to repurchase additional shares of its common stock up to a value of $553 million. There is no time limit on this authorization.

On September 15, 2010, the Company's Board of Directors authorized a $500 million share repurchase program. During the fourth quarter of 2010, the Company repurchased 3.4 million of its common stock for total consideration of $85.5 million.

Dividends

The Company paid total dividends of $480 million in 2011 ($0.86 per share), $452 million in 2010 ($0.81 per share) and $431 million in 2009 ($0.80 per share).

Investing Cash Flows

Net cash used for investing activities amounted to $457 million in 2011 compared with $535 million of net cash provided by investing activities in 2010. The Company made 12 acquisitions in 2011. Cash used for these acquisitions, net of cash acquired, was $160 million compared with $427 million used for acquisitions in 2010. In addition, the Company recorded a liability of $33 million for estimated contingent purchase consideration related to the acquisitions completed in 2011. In 2011, the Company also paid $11 million for deferred purchase consideration, $62 million into escrow for future acquisitions and $4 million for the purchase of other intangible assets. In 2010, in addition to the cash paid, the Company issued approximately 7.6 million shares of common stock with an acquisition date value of $183 million, and also paid $60 million of deferred purchase consideration, $3 million for other intangible assets and $2 million of contingent purchase consideration related to acquisitions made in prior years. Remaining deferred cash payments of $201 million for acquisitions completed in 2011 and in prior years are recorded in accounts payable and accrued liabilities or other liabilities in the consolidated balance sheet at December 31, 2011.

Cash provided by the sale of securities was $6 million and $32 million in 2011 and 2010, respectively.

During 2010, the Company received $1.13 billion from its disposition of Kroll, which closed on August 3, 2010 and $110 million from the disposition of KLS which closed in the second quarter of 2010.

The Company's additions to fixed assets and capitalized software, which amounted to $280 million in 2011 and $271 million in 2010, primarily relate to computer equipment purchases, the refurbishing and modernizing of office facilities and software development costs. In 2010, the additions to fixed assets and capitalized software include $13 million related to Kroll, which is classified in discontinued operations.

The Company has committed to potential future investments of approximately $80 million in connection with its investments in Trident II, and other funds managed by Stone Point Capital, LLC, and approximately $60 million in two private equity funds that invest primarily in financial services companies managed by companies unrelated to Stone Point Capital. The majority of the Company's investment commitments for funds managed by Stone Point Capital, LLC are related to Trident II, the investment period for which is now closed for new investments. No significant future capital calls related to Trident II are expected.

Commitments and Obligations

The following sets forth the Company's future contractual obligations by the types identified in the table below as of December 31, 2011:

	Payment due by Period				
Contractual Obligations *(In millions of dollars)*	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Current portion of long-term debt	$ 259	$ 259	$ —	$ —	$ —
Long-term debt	2,673	—	590	501	1,582
Interest on long-term debt	1,245	167	300	230	548
Net operating leases	2,383	363	596	433	991
Service agreements	349	101	106	80	62
Other long-term obligations	201	77	123	1	—
Total	$ 7,110	$ 967	$ 1,715	$ 1,245	$ 3,183

The above does not include the liability for unrecognized tax benefits of $143 million as the Company is unable to reasonably predict the timing of settlement of these liabilities, other than approximately $12 million that may become payable during 2012. The above does not include the indemnified liabilities discussed in Note 16 as the Company is unable to reasonably predict the timing of settlement of these liabilities. The above does not include pension liabilities of approximately $1.5 billion because the timing and amount of ultimate payment of such liability is dependent upon future events, including, but not limited to, future returns on plan assets, and changes in the discount rate used to measure the liabilities. The amounts of estimated future benefits payments to be made from plan assets are disclosed in Note 8 to the consolidated financial statements. The Company expects to contribute approximately $124 million and $395 million in 2012 to its U.S. and non-U.S. pension plans, respectively.

Management's Discussion of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Management considers the policies discussed below to be critical to understanding the Company's financial statements because their application places the most significant demands on management's judgment, and requires management to make estimates about the effect of matters that are inherently uncertain. Actual results may differ from those estimates.

Legal and Other Loss Contingencies

The Company and its subsidiaries are subject to numerous claims, lawsuits and proceedings including claims for errors and omissions. GAAP requires that a liability be recorded when a loss is both probable and reasonably estimable. Significant management judgement is required to apply this guidance. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analysis to estimate potential losses. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension and defined contribution plans for its eligible U.S. employees and a variety of defined benefit and defined contribution plans for its eligible non-U.S. employees. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in U.S. and applicable foreign laws.

The Company recognizes the funded status of its overfunded defined benefit pension and retiree medical plans as a net benefit plan asset and its unfunded and underfunded plans as a net benefit plan liability. The gains or losses and prior service costs or credits that have not been recognized as components of net periodic costs are recorded as a component of Accumulated Other Comprehensive Income ("AOCI"), net of tax, in the Company's consolidated balance sheets. These gains and losses are amortized prospectively out of AOCI over a period that approximates the average remaining service period of active employees, or for plans in which substantially all the participants are inactive, over the remaining life expectancy of the inactive employees.

The determination of net periodic pension cost is based on a number of actuarial assumptions, including an expected long-term rate of return on plan assets, the discount rate and assumed rate of salary increase. Significant assumptions used in the calculation of net periodic pension costs and pension liabilities are disclosed in Note 8 to the consolidated financial statements. The Company believes the assumptions for each plan are reasonable and appropriate and will continue to evaluate actuarial assumptions at least annually and adjust them as appropriate. Based on its current assumptions, the Company expects pension expense in 2012 to increase approximately $30 million compared with 2011 before partly-offsetting impacts of bonuses and other incentive compensation and possible movements in foreign exchange rates.

Future pension expense or credits will depend on plan provisions, future investment performance, future assumptions and various other factors related to the populations participating in the pension plans. Holding all other assumptions constant, a half-percentage point change in the rate of return on plan assets and discount rate assumptions would affect net periodic pension cost for the U.S. and U.K. plans, which together comprise approximately 87% of total pension plan liabilities, as follows:

	0.5 Percentage Point Increase		0.5 Percentage Point Decrease	
(In millions of dollars)	U.S.	U.K.	U.S.	U.K.
Assumed Rate of Return on Plan Assets	$ (18)	$ (31)	$ 18	$ 31
Discount Rate	$ (34)	$ (31)	$ 35	$ 31

Changing the discount rate and leaving the other assumptions constant may not be representative of the impact on expense, because the long-term rates of inflation and salary increases are often correlated with the discount rate. Changes in these assumptions will not necessarily have a linear impact on the net periodic pension cost.

The Company contributes to certain health care and life insurance benefits provided to its retired employees. The cost of these postretirement benefits for employees in the U.S. is accrued during the period up to the date employees are eligible to retire, but is funded by the Company as incurred. The key assumptions and sensitivity to changes in the assumed health care cost trend rate are discussed in Note 8 to the consolidated financial statements.

Income Taxes

The Company tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual tax rate and in evaluating uncertain tax positions. The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. We determine whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period and involve significant management judgment. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue.

Tax law requires items be included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements.

Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements. In assessing the need for and amount of a valuation allowance for deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. The Company evaluates all significant available positive and negative evidence, including the existence of losses in recent years and its forecast of future taxable income by jurisdiction, in assessing the need for a valuation allowance. The Company also considers tax-planning strategies that would result in realization of deferred tax assets, and the presence of taxable income in prior carryback years if carryback is permitted under the appropriate tax law. The underlying assumptions the Company uses in forecasting future taxable income require significant judgment and take into account the Company's recent performance. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which temporary differences or carryforwards are deductible or creditable. Valuation allowances are established for deferred tax assets when it is estimated that it is more likely than not that future taxable income will be insufficient to fully use a deduction or credit in that jurisdiction.

Fair Value Determinations

Investment Valuation—The Company holds investments in private companies as well as certain private equity funds. Certain investments, primarily investments in private equity funds, are accounted for using the equity method. Although not directly recorded in the Company's consolidated balance sheets, the Company defined benefit pension plans hold investments of approximately $10.7 billion. The fair value of these investments determines, in part, the over-or under-funded status of those plans, which is included in the Company's consolidated balance sheets. The Company periodically reviews the carrying value of its investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements. The Company bases its review on the facts and circumstances as they relate to each investment. Fair value of investments in private equity funds is determined by the funds' investment managers. Factors considered in determining the fair value of private equity investments include: implied valuation of recently completed financing rounds that included sophisticated outside investors; performance multiples of comparable public companies; restrictions on the sale or disposal of the investments; trading characteristics of the securities; and the relative size of the holdings in comparison to other private investors and the public market float. In those instances where quoted market prices are not available, particularly for equity holdings in private companies, or formal restrictions limit the sale of securities, significant management judgment is required to determine the appropriate value of the Company's investments. The Company reviews with the fund manager the appropriateness of valuation results for significant private equity investments.

Goodwill Impairment Testing—The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual goodwill impairment test for each of its reporting units during the third quarter of each year. The Company adopted new accounting guidance in the third quarter of 2011. Under this guidance, a company may first assess qualitative factors to determine whether it is necessary to perform the goodwill impairment test. If, as a result of this qualitative assessment, a company determines the fair value of a reporting unit is more likely than not lower than its carrying value, a step 1 impairment assessment must be performed. The Company considered the totality of numerous factors, which included that the fair value of each reporting unit exceeded its carrying value by a substantial margin in its most recent estimate of reporting unit fair values, whether significant acquisitions or dispositions occurred which might alter the fair values of its reporting units, macroeconomic conditions and their potential impact on reporting unit fair values, actual performance compared with budget and prior projections used in its estimation of reporting unit fair values, industry and market conditions, and the year over year change in the Company's share price.

Based on its qualitative evaluation, the Company concluded that a two-step goodwill impairment test was not required.

Share-based Payment

The guidance for accounting for share-based payments requires, among other things, that the estimated fair value of stock options be charged to earnings. Significant management judgment is required to determine the appropriate assumptions for inputs such as volatility and expected term necessary to estimate option values. In addition, management judgment is required to analyze the terms of the plans and awards granted thereunder to determine if awards will be treated as equity awards or liability awards, as defined by the accounting guidance.

As of December 31, 2011, there was $21.0 million of unrecognized compensation cost related to stock option awards. The weighted-average periods over which the costs are expected to be recognized is 1.6 years. Also as of December 31, 2011, there was $191 million of unrecognized compensation cost related to the Company's restricted stock, restricted stock unit and deferred stock unit awards.

See Note 9 to the consolidated financial statements for additional information regarding accounting for share-based payments.

New Accounting Pronouncements

Note 1 contains a summary of the Company's significant accounting policies, including a discussion of recently issued accounting pronouncements and their impact or potential future impact on the Company's financial results, if determinable.

Item 7A. Qualitative and Quantitative Disclosures About Market Risk

Market Risk and Credit Risk

Certain of the Company's revenues, expenses, assets and liabilities are exposed to the impact of interest rate changes and fluctuations in foreign currency exchange rates and equity markets.

Interest Rate Risk and Credit Risk

The Company has historically managed its net exposure to interest rate changes by utilizing a mixture of variable and fixed rate borrowings to finance the Company's asset base. In February 2011, the Company entered into two 3.5-year interest rate swaps to hedge changes in the fair value of the first $250 million of its 5.375% senior notes due in 2014. Under the terms of the swaps, the counter-parties will pay the Company a fixed rate of 5.375% and the Company will pay interest at a floating rate of three-month LIBOR plus a fixed spread of 3.726%. The swaps are designated as fair value hedging instruments and are deemed to be perfectly effective in accordance with applicable accounting guidance.

Interest income generated from the Company's cash investments as well as invested fiduciary funds will vary with the general level of interest rates.

The Company had the following investments subject to variable interest rates:

(In millions of dollars)		December 31, 2011
Cash and cash equivalents invested in money market funds, certificates of deposit and time deposits	$	2,113
Fiduciary cash and investments	$	4,082

Based on the above balances, if short-term interest rates increased or decreased by 10%, or 12 basis points, over the course of the year, annual interest income, including interest earned on fiduciary funds, would increase or decrease by approximately $5 million.

In addition to interest rate risk, our cash investments and fiduciary fund investments are subject to potential loss of value due to counterparty credit risk. To minimize this risk, the Company and its subsidiaries invest pursuant to a Board approved investment policy. The policy mandates the preservation of principal and liquidity and requires broad diversification with counterparty limits assigned based primarily on credit rating and type of investment. The Company carefully monitors its cash and fiduciary fund investments and will further restrict the portfolio as appropriate to market conditions. The majority of cash and fiduciary fund investments are invested in short-term bank deposits and liquid money market funds.

Foreign Currency Risk

The translated values of revenue and expense from the Company's international operations are subject to fluctuations due to changes in currency exchange rates. The non-U.S. based revenue that is exposed to foreign exchange fluctuations is approximately 55% of total revenue. We periodically use forward contracts and options to limit foreign currency exchange rate exposure on net income and cash flows for specific, clearly defined transactions arising in the ordinary course of business. Although the Company has significant revenue generated in foreign locations which is subject to foreign exchange rate fluctuations, in most cases both the foreign currency revenue and expenses are in the functional currency of the foreign location. As such, the U.S. dollar translation of both the revenues and expenses, as well as the potentially offsetting movements of various currencies against the U.S. dollar, generally tends to mitigate the impact on net operating income of foreign currency risk. The Company estimates that a 10% movement of major foreign currencies (Euro, Sterling, Australian dollar and Canadian dollar) in the same direction against the U.S. dollar that held constant over the course of the year would increase or decrease full year net operating income by approximately $50 million.

Equity Price Risk

The Company holds investments in both public and private companies, certain private equity funds managed by Stone Point Capital, as well as two private equity funds managed by companies unrelated to Stone Point Capital that invests primarily in financial services companies. Publicly traded investments of $20 million are classified as available for sale. Non-publicly traded investments of $37 million are accounted for using the cost method and $119 million are accounted for using the equity method. The investments that are classified as available for sale or that are not publicly traded are subject to risk of changes in market value, which if determined to be other than temporary, could result in realized impairment losses. The Company periodically reviews the carrying value of such investments to determine if any valuation adjustments are appropriate under the applicable accounting pronouncements.

Other

A number of lawsuits and regulatory proceedings are pending. See Note 16 to the consolidated financial statements included elsewhere in this report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, *(In millions, except per share figures)*	**2011**	2010	2009
Revenue	**$ 11,526**	$ 10,550	$ 9,831
Expense:			
Compensation and benefits	**6,969**	6,465	6,182
Other operating expenses	**2,919**	3,146	2,871
Operating expenses	**9,888**	9,611	9,053
Operating income	**1,638**	939	778
Interest income	**28**	20	17
Interest expense	**(199)**	(233)	(241)
Cost of extinguishment of debt	**(72)**	—	—
Investment income (loss)	**9**	43	(2)
Income before income taxes	**1,404**	769	552
Income tax expense	**422**	204	21
Income from continuing operations	**982**	565	531
Discontinued operations, net of tax	**33**	306	(290)
Net income before non-controlling interests	**1,015**	871	241
Less: Net income attributable to non-controlling interests	**22**	16	14
Net income attributable to the Company	**$ 993**	$ 855	$ 227
Basic net income per share – Continuing operations	**$ 1.76**	$ 1.01	$ 0.97
– Net income attributable to the Company	**$ 1.82**	$ 1.56	$ 0.43
Diluted net income per share – Continuing operations	**$ 1.73**	$ 1.00	$ 0.96
–Net income attributable to the Company	**$ 1.79**	$ 1.55	$ 0.42
Average number of shares outstanding – Basic	**542**	540	522
– Diluted	**551**	544	524
Shares outstanding at December 31,	**539**	541	530

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, *(In millions of dollars)*		**2011**		2010
ASSETS				
Current assets:				
Cash and cash equivalents	$	**2,113**	$	1,894
Receivables				
Commissions and fees		**2,676**		2,544
Advanced premiums and claims		**86**		96
Income tax receivable		**33**		323
Other		**216**		186
		3,011		3,149
Less-allowance for doubtful accounts and cancellations		**(105)**		(114)
Net receivables		**2,906**		3,035
Current deferred tax assets		**376**		177
Other current assets		**253**		170
Total current assets		**5,648**		5,276
Goodwill and intangible assets		**6,963**		6,823
Fixed assets, net		**804**		822
Pension related assets		**39**		265
Deferred tax assets		**1,205**		1,205
Other assets		**795**		919
	$	**15,454**	$	15,310
LIABILITIES AND EQUITY				
Current liabilities:				
Short-term debt	**$**	**260**	$	8
Accounts payable and accrued liabilities		**2,016**		1,741
Accrued compensation and employee benefits		**1,400**		1,294
Accrued income taxes		**63**		62
Total current liabilities		**3,739**		3,105
Fiduciary liabilities		**4,082**		3,824
Less – cash and investments held in a fiduciary capacity		**(4,082)**		(3,824)
		—		—
Long-term debt		**2,668**		3,026
Pension, postretirement and postemployment benefits		**1,655**		1,211
Liabilities for errors and omissions		**468**		430
Other liabilities		**984**		1,123
Commitments and contingencies		**—**		—
Equity:				
Preferred stock, $1 par value, authorized 6,000,000 shares, none issued		**—**		—
Common stock, $1 par value, authorized				
1,600,000,000 shares, issued 560,641,640 shares at December 31, 2011 and December 31, 2010		**561**		561
Additional paid-in capital		**1,156**		1,185
Retained earnings		**7,949**		7,436
Accumulated other comprehensive loss		**(3,188)**		(2,300)
Non-controlling interests		**57**		47
		6,535		6,929
Less – treasury shares, at cost, 21,463,226 shares at December 31, 2011 and 20,132,120 shares at December 31, 2010		**(595)**		(514)
Total equity		**5,940**		6,415
	$	**15,454**	$	15,310

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Years Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Operating cash flows:			
Net income before non-controlling interests	**$ 1,015**	$ 871	$ 241
Adjustments to reconcile net income to cash provided by operations:			
Goodwill impairment charge	**—**	—	315
Depreciation and amortization of fixed assets and capitalized software	**267**	291	307
Amortization of intangible assets	**65**	66	58
Charge for early extinguishment of debt	**72**	—	—
Provision for deferred income taxes	**178**	16	42
(Gain) loss on investments	**(8)**	(40)	8
Loss (gain) on disposition of assets	**35**	(17)	56
Stock option expense	**21**	18	11
Changes in assets and liabilities:			
Net receivables	**143**	(216)	(81)
Other current assets	**(225)**	51	(28)
Other assets	**(94)**	(216)	118
Accounts payable and accrued liabilities	**108**	(55)	124
Accrued compensation and employee benefits	**107**	(13)	92
Accrued income taxes	**1**	32	(95)
Other liabilities	**32**	(145)	(487)
Effect of exchange rate changes	**(12)**	79	(41)
Net cash provided by operations	**1,705**	722	640
Financing cash flows:			
Purchase of treasury shares	**(361)**	(86)	—
Proceeds from issuance of debt	**496**	—	398
Repayments of debt	**(11)**	(559)	(408)
Payments for early extinguishment of debt	**(672)**	—	—
Purchase of non-controlling interests	**(21)**	(15)	(24)
Shares withheld for taxes on vested units – treasury shares	**(93)**	(59)	(33)
Issuance of common stock	**162**	41	34
Contingent payments for acquisitions	**(16)**	—	—
Distributions to non-controlling interests	**(11)**	—	—
Dividends paid	**(480)**	(452)	(431)
Net cash used for financing activities	**(1,007)**	(1,130)	(464)
Investing cash flows:			
Capital expenditures	**(280)**	(271)	(305)
Net sales of long-term investments	**62**	91	53
Proceeds from sales of fixed assets	**3**	6	7
Dispositions	**—**	1,202	75
Acquisitions	**(237)**	(492)	(73)
Other, net	**(5)**	(1)	7
Net cash (used for) provided by investing activities	**(457)**	535	(236)
Effect of exchange rate changes on cash and cash equivalents	**(22)**	(10)	152
Increase in cash and cash equivalents	**219**	117	92
Cash and cash equivalents at beginning of period	**1,894**	1,777	1,685
Cash and cash equivalents at end of period	**$ 2,113**	$ 1,894	$ 1,777
Cash and cash equivalents—reported as discontinued operations	**—**	—	70
Cash and cash equivalents—continuing operations	**$ 2,113**	$ 1,894	$ 1,707

The accompanying notes are an integral part of these consolidated statements.

MARSH & McLENNAN COMPANIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, *(In millions, except per share figures)*	**2011**	2010	2009
COMMON STOCK			
Balance, beginning and end of year	**$ 561**	$ 561	$ 561
ADDITIONAL PAID-IN CAPITAL			
Balance, beginning of year	**$ 1,185**	$ 1,211	$ 1,245
Change in accrued stock compensation costs	**(13)**	6	54
Issuance of shares under stock compensation plans and employee stock purchase plans and related tax impact	**(14)**	(17)	2
Purchase of subsidiary shares from non-controlling interests	**(2)**	—	(38)
Issuance of shares for acquisitions	**—**	(15)	(52)
Balance, end of period	**$ 1,156**	$ 1,185	$ 1,211
RETAINED EARNINGS			
Balance, beginning of year	**$ 7,436**	$ 7,033	$ 7,237
Net income attributable to the Company **(a)**	**993**	855	227
Dividend equivalents paid	**(14)**	(15)	(14)
Dividends declared – (per share amounts: $0.86 in 2011, $0.81 in 2010 and $0.80 in 2009)	**(466)**	(437)	(417)
Balance, end of period	**$ 7,949**	$ 7,436	$ 7,033
ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)			
Balance, beginning of year	**$ (2,300)**	$ (2,171)	$ (2,098)
Foreign currency translation adjustments **(b)**	**(104)**	(27)	346
Unrealized investment holding losses, net of reclassification adjustments **(c)**	**(5)**	(12)	(2)
Net changes under benefit plans, net of tax **(d)**	**(779)**	(90)	(417)
Balance, end of period	**$ (3,188)**	$ (2,300)	$ (2,171)
TREASURY SHARES			
Balance, beginning of year	**$ (514)**	$ (806)	$ (1,223)
Issuance of shares under stock compensation plans and employee stock purchase plans	**280**	180	136
Issuance of shares for acquisitions	**—**	198	281
Purchase of treasury shares	**(361)**	(86)	—
Balance, end of period	**$ (595)**	$ (514)	$ (806)
NON-CONTROLLING INTERESTS			
Balance, beginning of year	**$ 47**	$ 35	$ 38
Net income attributable to non-controlling interests **(e)**	**22**	16	14
Purchase of subsidiary shares from non-controlling interests	**(5)**	—	(8)
Other changes	**(7)**	(4)	(9)
Balance, end of period	**$ 57**	$ 47	$ 35
TOTAL EQUITY	**$ 5,940**	$ 6,415	$ 5,863
TOTAL COMPREHENSIVE INCOME (a+b+c+d+e)	**$ 127**	$ 742	$ 168

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

Nature of Operations: Marsh & McLennan Companies, Inc. ("the Company"), a global professional services firm, is organized based on the different services that it offers. Under this organizational structure, the Company's two segments are Risk and Insurance Services and Consulting.

The Risk and Insurance Services segment provides risk management and insurance broking, reinsurance broking and insurance program management services for businesses, public entities, insurance companies, associations, professional services organizations, and private clients. The Company conducts business in this segment through Marsh and Guy Carpenter.

The Consulting segment provides advice and services to the managements of organizations in the area of human resource consulting, comprising retirement and investments, health and benefits, outsourcing and talent; and strategy and risk management consulting, comprising management, economic and brand consulting. The Company conducts business in this segment through Mercer and Oliver Wyman Group.

Acquisitions impacting the Risk and Insurance Services and Consulting segments are discussed in Note 4 to the Consolidated Financial Statements.

On August 3, 2010, the Company completed the sale of Kroll, the Company's former Risk Consulting & Technology segment, to Altegrity, Inc. ("Altegrity") for cash consideration of $1.13 billion. In the first quarter of 2010, Kroll completed the sale of Kroll Laboratory Specialists ("KLS"). The gain on the sale of Kroll and related tax benefits and the after-tax loss on the sale of KLS, along with Kroll's, and KLS's 2010 comparative results of operations are included in discontinued operations in 2010.

With the sale of Kroll in August 2010, along with previous divestiture transactions between 2008 and 2010, the Company has divested its entire Risk Consulting & Technology segment. The run-off of the Company's involvement in the Corporate Advisory and Restructuring business ("CARG"), previously part of Risk Consulting & Technology, in which the Company has "continuing involvement" as defined in SEC Staff Accounting Bulletin Topic 5e, is now managed by the Company's corporate departments. Consequently, the financial results of the CARG businesses are included in "Corporate" for segment reporting purposes.

Principles of Consolidation: The accompanying consolidated financial statements include all wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Fiduciary Assets and Liabilities: In its capacity as an insurance broker or agent, the Company collects premiums from insureds and, after deducting its commissions, remits the premiums to the respective insurance underwriters. The Company also collects claims or refunds from underwriters on behalf of insureds. Unremitted insurance premiums and claims proceeds are held by the Company in a fiduciary capacity. Risk and Insurance Services revenue includes interest on fiduciary funds of $47 million, $45 million and $54 million in 2011, 2010 and 2009, respectively. The Consulting segment recorded fiduciary interest income of $4 million in each of 2011, 2010 and 2009. Since fiduciary assets are not available for corporate use, they are shown in the consolidated balance sheets as an offset to fiduciary liabilities.

Fiduciary assets include approximately $62 million and $283 million of fixed income securities classified as available for sale at December 31, 2011 and 2010, respectively. Unrealized gains or losses from available for sale securities are recorded in other comprehensive income until the securities are disposed of, mature or are recognized as an other than temporary impairment. Unrealized gains, net of tax, on these securities were $2 million and $5 million at December 31, 2011 and 2010, respectively.

Net uncollected premiums and claims and the related payables amounted to $9 billion and $9.1 billion at December 31, 2011 and 2010, respectively. The Company is not a principal to the contracts under which the right to receive premiums or the right to receive reimbursement of insured losses arises. Net uncollected premiums and claims and the related payables are, therefore, not assets and liabilities of the Company and are not included in the accompanying consolidated balance sheets.

In certain instances, the Company advances premiums, refunds or claims to insurance underwriters or insureds prior to collection. These advances are made from corporate funds and are reflected in the accompanying consolidated balance sheets as receivables.

Revenue: Risk and Insurance Services revenue includes insurance commissions, fees for services rendered and interest income on certain fiduciary funds. Insurance commissions and fees for risk transfer services generally are recorded as of the effective date of the applicable policies or, in certain cases (primarily in the Company's reinsurance broking operations), as of the effective date or billing date, whichever is later. Commissions are net of policy cancellation reserves, which are estimated based on historic and current data on cancellations. Fees for non-risk transfer services provided to clients are recognized over the period in which the services are provided, using a proportional performance model. Fees resulting from achievement of certain performance thresholds are recorded when such levels are attained and such fees are not subject to forfeiture.

As part of the sale of MMC Capital in 2005, the Company retained the right to receive certain performance fees related to the Trident II and Trident III private equity partnerships. The Company has deferred the recognition of such performance fee revenue of $74 million at December 31, 2011. This revenue is based on the investment performance over the life of each private equity fund, and future declines in fund performance from current levels may result in the forfeiture of such revenue. The Company recognizes performance fee revenue when such fees are no longer subject to forfeiture, which for the $74 million noted above, may take a number of years to resolve.

Consulting revenue includes fees paid by clients for advice and services and commissions from insurance companies for the placement of individual and group contracts. Fee revenue for engagements where remuneration is based on time plus out-of-pocket expenses is recognized based on the amount of time consulting professionals expend on the engagement. For fixed fee engagements, revenue is recognized using a proportional performance model. Revenue from insurance commissions not subject to a fee arrangement is recorded over the effective period of the applicable policies. Revenues for asset based fees are recognized on an accrual basis by applying the daily/monthly rate as contractually agreed with the client to the net asset value. On a limited number of engagements, performance fees may also be earned for achieving certain pre-determined performance criteria. Such fees are recognized when the performance criteria have been achieved and agreed to by the client. Expenses incurred by professional staff in the generation of revenue are billed to the client and included in revenue.

Cash and Cash Equivalents: Cash and cash equivalents primarily consist of certificates of deposit and time deposits, with original maturities of three months or less, and money market funds.

Fixed Assets: Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in income. Expenditures for maintenance and repairs are charged to operations as incurred.

Depreciation of buildings, building improvements, furniture, and equipment is provided on a straight-line basis over the estimated useful lives of these assets. Leasehold improvements are amortized on a straight-line basis over the periods covered by the applicable leases or the estimated useful life of the improvement, whichever is less. The Company periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

The components of fixed assets are as follows:

December 31, *(In millions of dollars)*		**2011**		2010
Furniture and equipment	**$**	**1,101**	$	1,079
Land and buildings		**405**		402
Leasehold and building improvements		**767**		752
		2,273		2,233
Less-accumulated depreciation and amortization		**(1,469)**		(1,411)
	$	**804**	$	822

Investment Securities: The Company holds investments primarily in private companies and certain private equity funds.

Certain investments, primarily investments in private equity funds, are accounted for under the equity method using a consistently applied three-month lag period adjusted for any known significant changes from the lag period to the reporting date of the Company. The underlying private equity funds follow investment company accounting, where securities within the fund are carried at net asset value. The Company records its proportionate share of the change in fair value of the funds in earnings which amounted to gains/(losses) of $10 million, $32 million and $(6) million in 2011, 2010 and 2009, respectively. Securities recorded using the equity method are included in other assets in the consolidated balance sheets.

The Company has an investment in Trident II limited partnership, a private equity investment fund. At December 31, 2011, the Company's investment in Trident II was approximately $78 million, reflected in other assets in the consolidated balance sheet. The Company's maximum exposure to loss is equal to its investment plus any calls on its remaining capital commitment of $67 million. Since this fund is closed to new investments, none of the remaining capital commitment is expected to be called.

Gains or losses recognized in earnings from the investment securities described above are included in investment income (loss) in the consolidated statements of income. Costs related to management of the Company's investments, including incentive compensation partially derived from investment income and (loss), are recorded in operating expenses.

Goodwill and Other Intangible Assets: Goodwill represents acquisition costs in excess of the fair value of net assets acquired. Goodwill is reviewed at least annually for impairment. The Company performs an annual impairment test for each of its reporting units during the third quarter of each year. When a step 1 test is performed, fair values of the reporting units are estimated using either a market approach or a discounted cash flow model. Carrying values for the reporting units are based on balances at the prior quarter end and include directly identified assets and liabilities as well as an allocation of those assets and liabilities not recorded at the reporting unit level. As discussed in Note 6, during 2011 the Company adopted new accounting guidance that allows companies to assess qualitative factors to determine if a step 1 assessment is necessary. Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and reviewed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature. The Company had no indefinite lived identified intangible assets at December 31, 2011 or 2010.

Capitalized Software Costs: The Company capitalizes certain costs to develop, purchase or modify software for the internal use of the Company. These costs are amortized on a straight-line basis over periods ranging from three to ten years. Costs incurred during the preliminary project stage and post implementation stage, are expensed as incurred. Costs incurred during the application development stage are capitalized. Costs related to updates and enhancements are only capitalized if they will result in additional functionality. Capitalized computer software costs of $244 million and $215 million, net of accumulated amortization of $619 million and $572 million at December 31, 2011 and 2010, respectively, are included in Other assets in the consolidated balance sheets.

Legal and Other Loss Contingencies: The Company and its subsidiaries are subject to numerous claims, lawsuits and proceedings including claims for errors and omissions. GAAP requires that a liability be recorded when a loss is both probable and reasonably estimable. Significant management judgement is required to apply this guidance. The Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analysis to estimate potential losses. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on the Company's businesses, results of operations, financial condition or cash flow in a given quarterly or annual period.

In addition, to the extent that insurance coverage is available, significant management judgment is required to determine the amount of recoveries that are probable of collection under the Company's various insurance programs.

The legal and other contingent liabilities described above are not discounted.

Income Taxes: The Company's tax rate reflects its income, statutory tax rates and tax planning in the various jurisdictions in which it operates. Significant judgment is required in determining the annual tax rate and in evaluating uncertain tax positions and the ability to realize deferred tax assets.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step involves recognition. The Company determines whether it is more likely than not that a tax position will be sustained upon tax examination, including resolution of any related appeals or litigation, based on only the technical merits of the position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements. The second step is measurement. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustments may result, for example, upon resolution of an issue with the taxing authorities, or expiration of a statute of limitations barring an assessment for an issue. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Tax law requires items be included in the Company's tax returns at different times than the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which benefit has already been recorded in the financial statements. Valuation allowances are established for deferred tax assets when it is estimated that future taxable income will be insufficient to use a deduction or credit in that jurisdiction. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements.

Derivative Instruments: All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value attributable to the ineffective portion of cash flow hedges are recognized in earnings.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, commissions and fees receivable and insurance recoverables. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in a large number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are generally limited due to the large number of clients and markets in which the Company does business, as well as the dispersion across many geographic areas.

Per Share Data: Under the accounting guidance which applies to the calculation of earnings per share ("EPS") for share-based payment awards with rights to dividends or dividend equivalents, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and should be included in the computation of basic and dilutive EPS using the two-class method.

Basic net income per share attributable to the Company and income from continuing operations per share are calculated by dividing the respective after-tax income attributable to common shares by the weighted average number of outstanding shares of the Company's common stock.

Diluted net income per share attributable to the Company and income from continuing operations per share are calculated by dividing the respective after-tax income attributable to common shares by the weighted average number of outstanding shares of the Company's common stock, which have been adjusted for the dilutive effect of potentially issuable common shares (excluding those that are considered participating securities). The diluted earnings per share calculation reflects the more dilutive effect of either (a) the two-class method that assumes that the participating securities have not been exercised or (b) the treasury stock method. Reconciliation of the applicable income components used for diluted earnings per share and basic weighted average common shares outstanding to diluted weighted average common shares outstanding is presented below.

Basic EPS Calculation
Continuing Operations

(In millions, except per share figures)	**2011**	2010	2009
Net income from continuing operations	**$ 982**	$ 565	$ 531
Less: Net income attributable to non-controlling interests	**22**	16	14
Net income from continuing operations attributable to the Company	**960**	549	517
Less: Portion attributable to participating securities	**6**	6	12
Net income attributable to common shares for basic earnings per share	**$ 954**	$ 543	$ 505
Basic weighted average common shares outstanding	**542**	540	522

Basic EPS Calculation
Net Income

(In millions, except per share figures)	**2011**	2010	2009
Net income attributable to the Company	**$ 993**	$ 855	$ 227
Less: Portion attributable to participating securities	**6**	11	4
Net income attributable to common shares for basic earnings per share	**$ 987**	$ 844	$ 223
Basic weighted average common shares outstanding	**542**	540	522

Diluted EPS Calculation
Continuing Operations

(In millions, except per share figures)	**2011**	2010	2009
Net income from continuing operations	**$ 982**	$ 565	$ 531
Less: Net income attributable to non-controlling interests	**22**	16	14
Net income from continuing operations attributable to the Company	**960**	549	517
Less: Portion attributable to participating securities	**6**	6	12
Net income attributable to common shares for diluted earnings per share	**$ 954**	$ 543	$ 505
Basic weighted average common shares outstanding	**542**	540	522
Dilutive effect of potentially issuable common shares	**9**	4	2
Diluted weighted average common shares outstanding	**551**	544	524
Average stock price used to calculate common stock equivalents	**$ 29.40**	$ 23.76	$ 21.44

Diluted EPS Calculation
Net Income

(In millions, except per share figures)	**2011**	2010	2009
Net income attributable to the Company	**$ 993**	$ 855	$ 227
Less: Portion attributable to participating securities	**6**	11	4
Net income attributable to common shares for diluted earnings per share	**$ 987**	$ 844	$ 223
Basic weighted average common shares outstanding	**542**	540	522
Dilutive effect of potentially issuable common shares	**9**	4	2
Diluted weighted average common shares outstanding	**551**	544	524
Average stock price used to calculate common stock equivalents	**$ 29.40**	$ 23.76	$ 21.44

There were 38.9 million, 43.4 million and 46.4 million stock options outstanding as of December 31, 2011, 2010 and 2009, respectively.

Other Significant Matters Impacting Results in Prior Periods: In June 2010, the Company settled a lawsuit brought by the Alaska Retirement Management Board ("ARMB") against Mercer. Under the terms of the settlement agreement, Mercer paid $500 million, of which $100 million was covered by insurance, and recognized a charge of $400 million in the second quarter of 2010.

In December 2009, the U.S. District Court for the Southern District of New York approved a settlement of the purported securities class action lawsuit against the Company, Marsh and certain of their former officers based on similar allegations to those made in the NYAG complaint. Without admitting liability or wrongdoing of any kind, the Company agreed to pay $425 million, $205 million of which was covered by insurance and recognized a charge of $220 million in the fourth quarter of 2009. The settlement resolved all of the claims in this lawsuit against the Company, Marsh and the named individuals.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

New Accounting Pronouncements: In June 2011, the FASB issued guidance related to the presentation of Comprehensive Income. The new guidance gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.

On December 23, 2011, the FASB issued an update that indefinitely defers the provision in this guidance related to the presentation of reclassification adjustments. This new guidance is effective for fiscal and interim periods within those years beginning after December 15, 2011. Other than enhanced disclosure, adoption of this guidance will not have a material affect on the Company's financial statements.

In December 2009, the FASB issued new guidance related to the Consolidation of Variable Interest Entities ("VIE"). The new guidance focuses on "controlling financial interests" and requires companies to perform qualitative analysis to determine whether they must consolidate a VIE by assessing whether the variable interests give them controlling financial interests in the VIE. This guidance is effective for transfers occurring on or after November 15, 2009. Provisions must be applied in annual reporting periods beginning after November 15, 2009 and interim periods within that annual period. The adoption of the guidance did not have a material impact on the Company's financial statements.

Also, effective January 1, 2010, the Company adopted new guidance that indefinitely defers the above changes relating to the Company's interests in entities that have all the attributes of an investment company or for which it is industry practice to apply measurement principles for financial reporting that are consistent with those applied by an investment company. As a result, the guidance discussed in the preceding paragraph did not apply to certain investment management trusts managed by Mercer. Mercer manages approximately $15 billion of assets in trusts or funds for which Mercer's management or trustee fee is considered a variable interest. Mercer is not the primary beneficiary of these trusts or funds. Mercer's only variable interest in any of these trusts or funds is its unpaid fees, if any. Mercer's maximum exposure to loss of its interests is, therefore, limited to collection of its fees.

In January 2011, the Company adopted guidance issued by the FASB on revenue recognition regarding multiple-deliverable revenue arrangements. The adoption of this new guidance did not have a material impact on the Company's financial statements.

In January 2011, the Company adopted guidance issued by the FASB which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of this guidance is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The adoption of this new guidance did not have a material impact on the Company's financial statements.

In May 2010, the FASB issued guidance for foreign currency issues and Venezuela's highly inflationary status. The guidance states that Venezuela's economy should be considered highly inflationary as of January 1, 2010 and therefore a U.S. dollar reporting entity must remeasure the financial statements of its Venezuelan subsidiaries as if the subsidiaries' functional reporting currency were the entity's reporting currency (i.e., the U.S. dollar). Any changes related to the conversion of non-U.S. dollar denominated balance sheet accounts must be recognized in earnings. The adoption of the guidance did not have a material impact on the Company's financial statements.

Reclassifications: Certain reclassifications have been made to prior year amounts to conform with current year presentation, in particular with regard to separate disclosure of current deferred income tax assets on the consolidated balance sheets.

2. Supplemental Disclosures

The following schedule provides additional information concerning acquisitions, interest and income taxes paid:

(In millions of dollars)		**2011**		2010		2009
Assets acquired, excluding cash	**$**	**214**	$	867	$	420
Liabilities assumed		**(21)**		(176)		(24)
Shares issued (7.6 million and 10.7 million shares in 2010 and 2009, respectively)		**—**		(183)		(229)
Contingent/deferred purchase consideration		**(33)**		(81)		(100)
Net cash outflow for current year acquisitions		**160**		427		67
Purchase of other intangibles		**4**		3		—
Contingent payments from prior years' acquisitions		**—**		2		6
Deferred purchase consideration from prior years' acquisitions		**11**		60		—
Subtotal	**$**	**175**	$	492	$	73
Cash paid into escrow for future acquisition		**62**		—		—
Net cash outflow for acquisitions	**$**	**237**	$	492	$	73

(In millions of dollars)		**2011**		2010		2009
Interest paid	**$**	**188**	$	232	$	230
Income taxes paid, net of refunds	**$**	**37**	$	39	$	219

The Company had non-cash issuances of common stock under its share-based payment plan of $197 million, $182 million and $123 million at December 31, 2011, 2010 and 2009, respectively. The Company recorded stock-based compensation expense related to equity awards of $165 million, $174 million and $193 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The consolidated statement of cash flows includes the cash flow impact of discontinued operations in each cash flow category. The cash flow impact of discontinued operations from the operating, financing and investing cash flow categories is as follows:

For the Year Ended December 31, *(In millions of dollars)*		**2011**		2010		2009
Net cash provided by (used for) operations	**$**	**11**	$	(6)	$	50
Net cash used for investing activities	**$**	**—**	$	(14)	$	(42)
Effect of exchange rate changes on cash and cash equivalents	**$**	**—**	$	(2)	$	5

The information above excludes the cash flow impacts of actual disposal transactions related to discontinued operations because the Company believes these transactions to be cash flows attributable to the parent company, arising from its decision to dispose of the discontinued operation. In 2010, the Company's cash flow reflects cash provided by investing activities of $1.13 billion from the disposal of Kroll and $110 million related to the disposition of KLS and in 2009, $75 million primarily from the disposal of Kroll Government Services ("KGS").

An analysis of the allowance for doubtful accounts is as follows:

For the Year Ended December 31, *(In millions of dollars)*	2011	2010	2009
Balance at beginning of year	**$ 114**	$ 107	$ 93
Provision charged to operations	**11**	20	23
Accounts written-off, net of recoveries	**(21)**	(26)	(14)
Effect of exchange rate changes and other	**1**	13	5
Balance at end of year	**$ 105**	$ 114	$ 107

3. Other Comprehensive Income (Loss)

The components of comprehensive income are as follows:

For the Year Ended December 31, *(In millions of dollars)*	2011	2010	2009
Foreign currency translation adjustments, net of income tax expense (credit) ($4, $(7) and $54 in 2011, 2010 and 2009, respectively)	**$ (104)**	$ (27)	$ 346
Unrealized investment holding losses, net of income tax credit ($4, $2 and $2 in 2011, 2010, and 2009, respectively)	**(4)**	(7)	(1)
Less: Reclassification adjustment for realized (gains) included in net income, net of income tax expense of $0, $3 and $1 in 2011, 2010 and 2009, respectively	**(1)**	(5)	(1)
(Losses) gains related to pension/retiree plans, net of income tax credits ($335, $56 and $172 in 2011, 2010 and 2009, respectively)	**(779)**	(90)	(417)
Other comprehensive (loss) income	**(888)**	(129)	(73)
Net income before non-controlling interests	**1,015**	871	241
Comprehensive income before non-controlling interests	**127**	742	168
Less: Comprehensive income attributable to non-controlling interests	**(22)**	(16)	(14)
Comprehensive income attributable to the Company	**$ 105**	$ 726	$ 154

The components of accumulated other comprehensive income (loss) are as follows:

As of December 31, *(In millions of dollars)*	2011	2010
Foreign currency translation adjustments (net of deferred tax liability of $14 and $10 in 2011 and 2010, respectively)	**$ (42)**	$ 62
Net unrealized investment gains (net of deferred tax liability of $1 and $5 in 2011 and 2010, respectively)	**6**	11
Net charges related to pension / retiree plans (net of deferred tax asset of $1,508 and $1,173 in 2011 and 2010, respectively)	**(3,152)**	(2,373)
	$ (3,188)	$ (2,300)

4. Acquisitions

During 2011 the Company made seven acquisitions in its Risk and Insurance Services segment and five in its Consulting segment. In January 2011, Marsh acquired RJF Agencies, Inc., an independent insurance broking firm in the Midwest. In February 2011, Marsh acquired Hampton Roads Bonding, a surety bonding agency for commercial, road, utility, maritime and government contractors in the state of

Virginia, and the Boston office of Kinloch Consulting Group, Inc. In July 2011, Marsh acquired Prescott Pailet Benefits, an employee benefits broker in the state of Texas. In October 2011, Marsh acquired the employee benefits division of Kaeding, Ernst & Co, a Massachusetts-based employee benefits, life insurance and financial planning consulting firm. In November 2011, Marsh acquired Gallagher & Associates, Inc., a property and casualty insurance agency based in Minnesota. In November 2011, Marsh acquired Seitlin Insurance, an insurance firm based in South Florida. These acquisitions were made to expand Marsh's share in the middle-market through Marsh & McLennan Agency.

In January 2011, Mercer acquired Hammond Associates, an investment consulting company for endowments and foundations in the U.S. In June 2011, Mercer acquired Evaluation Associates LLC, an investment consulting firm. In July 2011, Mercer acquired Mahoney Associates, a health and benefits advisory firm based in South Florida. In August 2011, Mercer acquired Censeo Corporation, a human resource consulting firm based in Florida. In December 2011, Mercer acquired Alicia Smith & Associates, a Medicaid policy consulting firm based in Washington, D.C.

Total purchase consideration for the 2011 acquisitions was $197 million which consisted of cash paid of $164 million and deferred and estimated contingent consideration of $33 million. Contingent consideration arrangements are primarily based on EBITDA and revenue targets over two to four years. The fair value of the contingent consideration was based on projected revenue and earnings of the acquired entities. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized. The Company also paid $27 million of deferred purchase and contingent consideration related to acquisitions made in prior years. In addition, the Company paid $4 million to purchase other intangible assets during 2011.

In the second quarter of 2011, Marsh acquired the remaining minority interest of a previously majority owned entity for total purchase consideration of $8 million and accounted for this acquisition under the accounting guidance for consolidations and non-controlling interests. This guidance requires that changes in a parent's ownership interest while retaining financial controlling interest in a subsidiary be accounted for as an equity transaction. Stepping up the acquired assets to fair value or the recording of goodwill is not permitted. Therefore, the Company recorded a decrease to additional paid-in capital in 2011 of $2 million related to this transaction.

In the first quarter of 2011, the Company paid deferred purchase consideration of $13 million related to the purchase in 2009 of the minority interest of a previously controlled entity.

The following table presents the preliminary allocation of the acquisition cost to the assets acquired and liabilities assumed, based on their fair values (amounts in millions):

Cash	$	164
Deferred/Contingent consideration		33
Total Consideration	$	197
Allocation of purchase price:		
Cash and cash equivalents	$	4
Accounts receivable, net		8
Other current assets		—
Property, plant, and equipment		3
Other assets		1
Intangible assets		80
Goodwill		122
Total assets acquired		218
Current liabilities		14
Other liabilities		7
Total liabilities assumed		21
Net assets acquired	$	197

Prior Year Acquisitions

The Company made six acquisitions in its Risk and Insurance Services segment and two acquisitions in its Consulting segment during 2010.

In the first quarter of 2010, the Company acquired Haake Companies, Inc., an independent insurance broking firm in the Midwest, and Thomas Rutherfoord, Inc., an insurance broking firm in the Southeast and mid-Atlantic regions in the U.S. In the second quarter of 2010, Marsh completed the acquisition of HSBC Insurance Brokers Ltd. ("HIBL"). This transaction deepens Marsh's presence in the U.K., Hong Kong, Singapore, China and the Middle East. As part of the acquisition agreement, Marsh also entered into a strategic partnership with HSBC Bank that gives the Company preferred access to provide insurance broking and risk management services to HSBC and their corporate and private clients. Also in the second quarter, Marsh & McLennan Agency acquired the Bostonian Group, a regional insurance brokerage in New England. In the fourth quarter of 2010, Marsh acquired Strategic Benefits Solutions, Inc., a benefits brokerage and consulting firm located in the Southeast region of the U.S., and Trion Group, Inc., a provider of brokerage and administrative services. Each of these acquisitions, except HIBL, were made to expand Marsh's share in the middle-market through Marsh & McLennan Agency.

In July 2010, Mercer acquired IPA, a provider of health and benefit record-keeping and employee enrollment technology. In August 2010, Mercer acquired ORC Worldwide, a premier provider of HR knowledge, data and solutions for professionals in numerous industries.

Total purchase consideration for the eight acquisitions made during the year of 2010 was $754 million which consisted of cash paid of $490 million, the issuance of 7.6 million shares with a fair value of $183 million, and estimated contingent consideration of $81 million. Contingent consideration arrangements are primarily based on EBITDA and revenue targets over two to four years. The fair value of the contingent consideration was based on earnings projections of the acquired entities. Estimated fair values of assets acquired and liabilities assumed are subject to adjustment when purchase accounting is finalized.

In 2010, the Company also paid $60 million of deferred purchase consideration and $2 million of contingent purchase consideration related to acquisitions made in prior years and $3 million to purchase other intangible assets.

In the first quarter of 2010, the Company paid deferred purchase consideration of $15 million related to the purchase in 2009 of the minority interest of a previously controlled entity.

Pending Acquisitions

In January 2012, Marsh announced that it had acquired Alexander Forbes' South African brokerage operations, including Alexander Forbes Risk Services and related ancillary operations and insurance broking operations in Botswana and Namibia.

Pro-Forma Information

While the Company does not believe its acquisitions are material in the aggregate, the following unaudited pro-forma financial data gives effect to the acquisitions made by the Company during 2011 and 2010. In accordance with accounting guidance related to pro-forma disclosures, the information presented for current year acquisitions is as if they occurred on January 1, 2010. The pro-forma information adjusts for the effects of amortization of acquired intangibles. The unaudited pro-forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the dates indicated, nor is it necessarily indicative of future consolidated results.

	Year Ended December 31,		
(In millions, except per share data)	**2011**	2010	2009
Revenue	**$ 11,563**	$ 10,839	$ 10,436
Income from continuing operations	**$ 985**	$ 580	$ 572
Net income attributable to the Company	**$ 996**	$ 870	$ 268
Basic net income per share:			
– Continuing operations	**$ 1.77**	$ 1.03	$ 1.02
– Net income attributable to the Company	**$ 1.83**	$ 1.59	$ 0.49
Diluted net income per share:			
– Continuing operations	**$ 1.74**	$ 1.02	$ 1.01
– Net income attributable to the Company	**$ 1.80**	$ 1.57	$ 0.49

The Consolidated Statements of Income for 2011 include approximately $79 million of revenue and $12 million of net operating income, respectively, related to acquisitions made during 2011.

5. Discontinued Operations

As part of the disposal transactions for Putnam and Kroll, the Company provided certain indemnities, primarily related to pre-transaction tax uncertainties and legal contingencies. In accordance with applicable accounting guidance, liabilities were established related to these indemnities at the time of the sales and reflected as a reduction of the gain on disposal. Discontinued operations includes charges or credits resulting from the settlement or resolution of the indemnified matters, as well as adjustments to the liabilities related to such matters. Discontinued operations in 2011 includes credits of $50 million from the resolution of certain legal matters and insurance recoveries, as well as the settlement of tax audits and the expiration of the statutes of limitations related to certain of the indemnified matters, primarily with respect to Putnam.

Marsh's BPO business, one of seven units within the Marsh Consumer business, provides policy, claims, call center and accounting operations on an outsourced basis to life insurance carriers (herein referred to as the "Marsh BPO" business). Marsh invested in a technology platform that was designed to make the BPO business scalable and more efficient. During 2011, Marsh decided that it would cease investing in the technology platform and instead exit the business via a sale. In the fourth quarter of 2011, management initiated a plan to sell the Marsh BPO business. The Company wrote off capitalized software of the BPO business of $17 million, net of tax, which is included in discontinued operations.

In the first quarter of 2010, Kroll completed the sale of KLS and on August 3, 2010, the Company completed the sale of Kroll to Altegrity.

Kroll's results of operations are reported as discontinued operations in the Company's consolidated statements of income. The year ended 2010 also includes the gain on the sale of Kroll and related tax benefits and the loss on the sale of KLS, which includes the tax provision of $36 million on the sale.

The Company's tax basis in its investment in the stock of Kroll at the time of sale exceeded the recorded amount primarily as a result of prior impairments of goodwill recognized for financial reporting, but not tax. A $265 million deferred tax benefit was recorded in discontinued operations in 2010 as a result of the sale of Kroll.

Summarized Statements of Income data for discontinued operations is as follows:

For the Year Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Kroll Operations			
Revenue	**$ —**	$ 381	$ 699
Expense [(a)]	—	345	958
Net operating income	—	36	(259)
Income tax	—	16	24
Income from Kroll operations, net of tax	—	20	(283)
Other discontinued operations, net of tax	**(17)**	(7)	—
Income (loss) from discontinued operations, net of tax	**(17)**	13	(283)
Disposals of discontinued operations [(b)]	**25**	58	8
Income tax (credit) expense [(c)]	**(25)**	(235)	15
Disposals of discontinued operations, net of tax	**50**	293	(7)
Discontinued operations, net of tax	**$ 33**	$ 306	$ (290)
Discontinued operations, net of tax per share			
– Basic	**$ 0.06**	$ 0.55	$ (0.54)
– Diluted	**$ 0.06**	$ 0.55	$ (0.54)

(a) Includes goodwill impairment charge of $315 million in 2009.

(b) Includes gain on sale of Kroll and the gain on the sale of KLS in 2010 and a loss on the sale of Kroll Government Services in 2009.

(c) Includes the provision /(credit) for income taxes relating to the recognition of tax benefits recorded in connection with the sale of Kroll as well as a tax provision of $36 million on the sale of KLS in 2010.

6. Goodwill and Other Intangibles

The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performs the annual impairment test for each of its reporting units during the third quarter of each year. The Company adopted new accounting provisions in the third quarter of 2011. Under this guidance, a company may first assess qualitative factors to determine whether it is necessary to perform the goodwill impairment test. If, as a result of this qualitative assessment, a company determines the fair value of a reporting unit is more likely than not lower than its carrying value, a step 1 impairment assessment must be performed. The Company considered the totality of numerous factors, which included that the fair value of each reporting unit exceeded its carrying value by a substantial margin in its most recent estimate of reporting unit fair values, whether significant acquisitions or dispositions occurred which might alter the fair values of its reporting units, macroeconomic conditions and their potential impact on reporting unit fair values, actual performance compared with budget and prior projections used in its estimation of reporting unit fair values, industry and market conditions, and the year over year change in the Company's share price.

Based on its qualitative evaluation, the Company concluded that a two-step goodwill impairment test was not required in 2011.

The Company completed the sale of Kroll on August 3, 2010. As previously reported, in the second quarter of 2009, Kroll completed the sale of KGS, its U.S. government security clearance screening business. As a result of the sale, the Company allocated goodwill between KGS (the portion of the reporting unit sold) and Kroll (the portion of the reporting unit retained), based on the relative fair value of the two units. In addition, as required under GAAP, the Company evaluated the portion of the reporting unit retained for potential impairment. Fair value was estimated using a market approach, based on management's latest projections and outlook for the businesses in the current environment. This fair value determination was categorized as Level 3 in the fair value hierarchy. On the basis of the step one impairment test, the Company concluded that goodwill in the reporting unit was impaired. A step two impairment test which under ASC Topic No. 350 ("Intangibles – Goodwill and Other") is required to be completed after an impairment is indicated in a step one test and requires a complete re-valuation of all assets and liabilities of the reporting units in the same manner as a business combination. The Company recorded a non-cash charge of $315 million to write down Kroll's goodwill to its estimated fair value in 2009. The charge of $315 million is included in discontinued operations, which also includes the operating results of Kroll.

Other intangible assets that are not deemed to have an indefinite life are amortized over their estimated lives and reviewed for impairment upon the occurrence of certain triggering events in accordance with applicable accounting literature.

Changes in the carrying amount of goodwill are as follows:

(In millions of dollars)	**2011**	2010
Balance as of January 1, as reported[(a)]	**$ 6,420**	$ 5,990
Goodwill acquired	**124**	502
Other adjustments[(b)]	**18**	(72)
Balance at December 31,	**$ 6,562**	$ 6,420

(a) Amounts in 2010 exclude goodwill and accumulated impairment losses related to Kroll, which were reclassified to discontinued operations.

(b) Primarily purchase accounting adjustments and foreign exchange.

The goodwill acquired of $124 million in 2011 represents $76 million related to the Risk and Insurance Services segment and $48 million related to the Consulting segment.

Goodwill allocable to the Company's reportable segments is as follows: Risk and Insurance Services, $4.5 billion and Consulting, $2.1 billion.

Amortized intangible assets consist of the cost of client lists, client relationships and trade names acquired. The gross cost and accumulated amortization is as follows:

	2011			2010		
December 31, (In millions of dollars)	**Gross Cost**	**Accumulated Amortization**	**Net Carrying Amount**	Gross Cost	Accumulated Amortization	Net Carrying Amount
Amortized intangibles	**$ 666**	**$ 265**	**$ 401**	$ 615	$ 212	$ 403

Aggregate amortization expense for the years ended December 31, 2011, 2010 and 2009 was $65 million, $50 million and $26 million, respectively, and the estimated future aggregate amortization expense is as follows:

For the Years Ending December 31, *(In millions of dollars)*	Estimated Expense
2012	$ 64
2013	59
2014	55
2015	53
2016	40
Subsequent years	130
	$ 401

7. Income Taxes

For financial reporting purposes, income before income taxes includes the following components:

For the Years Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Income before income taxes:			
U.S.	**$ 121**	$ (296)	$ (438)
Other	**1,283**	1,065	990
	$ 1,404	$ 769	$ 552

The expense (benefit) for income taxes is comprised of:

Income taxes:			
Current–			
U.S. Federal	**$ 7**	$ (90)	$ (308)
Other national governments	**289**	249	264
U.S. state and local	**24**	21	15
	320	180	(29)
Deferred–			
U.S. Federal	**5**	(28)	16
Other national governments	**90**	50	39
U.S. state and local	**7**	2	(5)
	102	24	50
Total income taxes	**$ 422**	$ 204	$ 21

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

December 31, *(In millions of dollars)*		2011		2010
Deferred tax assets:				
Accrued expenses not currently deductible	**$**	**559**	$	524
Differences related to non-U.S. operations [(a)]		**188**		310
Accrued retirement & postretirement benefits—non-U.S. operations		**164**		45
Accrued retirement benefits U.S.		**507**		344
Net operating losses [(b)]		**129**		190
Income currently recognized for tax		**62**		57
Foreign tax credit carryforwards		**169**		129
Other		**114**		181
	$	**1,892**	$	1,780

Deferred tax liabilities:				
Unrealized investment holding gains	**$**	**3**	$	6
Differences related to non-U.S. operations		**99**		174
Depreciation and amortization		**233**		203
Other		**9**		15
	$	**344**	$	398

(a) Net of valuation allowances of $3 million in 2011 and 2010.
(b) Net of valuation allowances of $46 million and $47 million in 2011 and 2010, respectively.

December 31, *(In millions of dollars)*		2011		2010
Balance sheet classifications:				
Current assets	**$**	**376**	$	177
Other assets	**$**	**1,205**	$	1,205
Current liabilities	**$**	**(12)**	$	—
Other liabilities	**$**	**(21)**	$	—

U.S. Federal income taxes are not provided on temporary differences with respect to investments in foreign subsidiaries that are essentially permanent in duration, which at December 31, 2011 amounted to approximately $4.1 billion. The determination of the unrecognized deferred tax liability with respect to these investments is not practicable.

A reconciliation from the U.S. Federal statutory income tax rate to the Company's effective income tax rate is shown below.

For the Years Ended December 31,	**2011**	2010	2009
	%	%	%
U.S. Federal statutory rate	**35.0**	35.0	35.0
U.S. state and local income taxes—net of U.S. Federal income tax benefit	**1.6**	1.9	1.3
Differences related to non-U.S. operations	**(6.5)**	(9.5)	(15.9)
Change in Unrecognized Tax Benefits	**(0.1)**	(0.2)	(16.8)
Other	**0.1**	(0.7)	0.2
Effective tax rate	**30.1**	26.5	3.8

The Company's consolidated tax rate in 2011 was 30.1% and in 2010 was 26.5%. The tax rate in each year reflects foreign operations, which are taxed at rates lower than the U.S. statutory tax rate.

The Company's consolidated effective tax rate in 2009 was 3.8%. The tax rate reflects reductions relating to a decrease in the liability for unrecognized tax benefits and foreign operations taxed at rates lower than the U.S. statutory tax rate. The decrease in the liability for unrecognized tax benefits resulted from expiring statutes of limitations, audit settlements, and changes in estimates.

Valuation allowances had net decreases of $1 million and $4 million in 2011 and 2010, respectively. During the respective years, adjustments of the beginning of the year balances of valuation allowances decreased income tax expense by $7 million in 2011 and by $1 million in 2010. None of the cumulative valuation allowances relate to amounts which if realized would increase contributed capital in the future. Approximately 78% of the Company's net operating loss carryforwards expire from 2012 through 2031, and others are unlimited. The potential tax benefit from net operating loss carryforwards at the end of 2011 comprised state and local, and non-U.S. tax benefits of $93 million and $82 million, respectively, before reduction for valuation allowances. Foreign tax credit carryforwards expire from 2018 through 2021.

The realization of deferred tax assets depends on generating future taxable income during the periods in which the tax benefits are deductible or creditable. The Company and Marsh have been profitable globally. However, tax liabilities are determined and assessed on a legal entity and jurisdictional basis. Certain taxing jurisdictions allow or require combined or consolidated tax filings.

In the United States, certain groups within the Company, which file on a combined basis, were profitable in 2011, but incurred losses in 2009 and 2010, and an entity within Marsh's operations, which files on a separate entity basis incurred a loss in 2009. The Company assessed the realizability of its domestic deferred tax assets, particularly state deferred tax assets of Marsh relating to jurisdictions in which it files separate tax returns, state deferred tax assets of all of the Company's domestic operations related to jurisdictions in which the Company files a unitary or combined state tax return, and foreign tax credit carryforwards in the Company's consolidated U.S. federal tax return. When making its assessment about the realization of its domestic deferred tax assets at December 31, 2011, the Company considered all available evidence, placing particular weight on evidence that could be objectively verified. The evidence considered included (i) the profitability of the Company's U.S. operations in 2011 (ii) the nature, frequency, and severity of current and cumulative financial reporting losses, (iii) actions completed that are designed to reduce capacity and adjust to lower demand in the current economic environment, (iv) profit trends evidenced by continued improvements in the Company's and Marsh's operating performance, (v) the non-recurring nature of some of the items that contributed to the losses, (vi) the carryforward periods for the net operating losses ("NOLs") and foreign tax credit carryforwards, (vii) the sources and timing of future taxable income, giving weight to sources according to the extent to which they can be objectively verified, and (viii) tax planning strategies that would be implemented, if necessary, to accelerate utilization of NOLs. Based on its assessment, the Company concluded that it is more likely than not that a substantial portion of these deferred tax assets are realizable and a valuation allowance was recorded to reduce the domestic tax assets to the amount that the Company believes is more likely than not to be realized. In the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to approximately $240 million could be required relating to these domestic deferred tax assets. The realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future annual earnings from the Company's profitable global operations, consistent with the Company's historical practice. In addition, when making its assessment about the realization of its domestic deferred tax assets at December 31, 2011, the Company continued to assess the realizability of deferred tax assets of certain other entities with a history of recent losses, including other U.S. entities that file separate state tax returns and foreign subsidiaries, and recorded valuation allowances as appropriate.

Following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009:

(In millions of dollars)	**2011**	2010	2009
Balance at January 1	**$ 199**	$ 206	$ 293
Additions, based on tax positions related to current year	**7**	7	8
Additions for tax positions of prior years	**39**	10	28
Reductions for tax positions of prior years	**(91)**	(6)	(4)
Reductions due to reclassification of tax indemnifications on sale of Kroll	**—**	(3)	—
Settlements	**(6)**	(4)	(4)
Lapses in statutes of limitation	**(5)**	(11)	(115)
Balance at December 31	**$ 143**	$ 199	$ 206

Of the total unrecognized tax benefits at December 31, 2011 and 2010, $102 million and $123 million, respectively, represent the amount that, if recognized, would favorably affect the effective tax rate in any future periods. The total gross amount of accrued interest and penalties at December 31, 2011 and 2010, before any applicable federal benefit, was $17 million and $35 million, respectively.

As discussed in Note 5, the Company has provided certain indemnities related to contingent tax liabilities as part of the disposals of Putnam and Kroll. At December 31, 2011, 2010 and 2009, $14 million, $75 million and $80 million, respectively, included in the chart above, relates to Putnam and Kroll positions included in consolidated Company tax returns. Since the Company remains primarily liable to the taxing authorities for resolution of uncertain tax positions related to consolidated returns, these balances will remain as part of the Company's consolidated liability for uncertain tax positions. Any future charges or credits that are directly related to the disposal of Putnam and Kroll and the indemnified contingent tax issues, including interest accrued, will be recorded in discontinued operations as incurred. The balance of gross unrecognized tax benefits at January 1, 2010 in the chart above includes balances related to stand alone tax filings of Kroll that were reclassified and are included as part of the fair value liability for contingent tax indemnities following the sale transaction.

The Company is routinely examined by the jurisdictions in which it has significant operations. The Internal Revenue Service (IRS) completed its examination of 2006 through 2008 during the first quarter of 2011 and is currently examining 2009 and 2010. During 2011, the Company was accepted to participate in the IRS Compliance Assurance Process (CAP) which is structured to conduct real-time compliance reviews. The IRS is currently performing a pre-filing review of the Company's 2011 U.S. operations. New York State has examinations underway for various entities covering the years 2003 through 2008. The California appeal for the years 1999 through 2002 was completed in the fourth quarter of 2011 and years 2003 through 2005 are still in appeals. Massachusetts completed its examination of years 2006 through 2007 for various entities during the second quarter of 2011 and the Company is currently in appeals. During 2011, the United Kingdom completed its examination of tax years 2008 through 2009 for various subsidiaries. Canada finalized its examination of tax years 2005 to 2008 and Germany completed the audit of tax years 2004 to 2008. There are no ongoing tax audits in the jurisdictions outside the U.S. in which the company has significant operations. The Company regularly considers the likelihood of assessments in each of the taxing jurisdictions resulting from examinations. The Company has established appropriate liabilities for uncertain tax positions in relation to the potential assessments. The

Company believes the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's net income or cash flows and on its effective tax rate in a particular future period. It is reasonably possible that the total amount of unrecognized tax benefits will decrease between zero and approximately $80 million within the next twelve months due to settlement of audits and expiration of statutes of limitation.

8. Retirement Benefits

The Company maintains qualified and non-qualified defined benefit pension plans for its U.S. and non-U.S. eligible employees. The Company's policy for funding its tax qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth by U.S. law and the laws of the non-U.S. jurisdictions in which the Company offers defined benefit plans.

Combined U.S. and non-U.S. Plans

The weighted average actuarial assumptions utilized for the U.S. and significant non-U.S. defined benefit plans as of the end of the year are as follows:

	Pension Benefits		Postretirement Benefits	
	2011	2010	**2011**	2010
Weighted average assumptions:				
Discount rate (for expense)	**5.59%**	6.00%	**5.81%**	6.27%
Expected return on plan assets	**8.19%**	8.18%	**—%**	—%
Rate of compensation increase (for expense)	**4.08%**	4.16%	**—%**	—%
Discount rate (for benefit obligation)	**4.91%**	5.59%	**5.05%**	5.84%
Rate of compensation increase (for benefit obligation)	**3.09%**	4.09%	**—%**	—%

The Company uses actuaries from Mercer, a subsidiary of the Company, to perform valuations of its pension plans. The long-term rate of return assumption is selected for each plan based on the facts and circumstances that exist as of the measurement date, and the specific portfolio mix of each plan's assets. The Company utilizes a model developed by the Mercer actuaries to assist in the setting of this assumption. The model takes into account several factors, including: actual and target portfolio allocation; investment, administrative and trading expenses incurred directly by the plan trust; historical portfolio performance; relevant forward-looking economic analysis; and expected returns, variances and correlations for different asset classes. These measures are used to determine probabilities using standard statistical techniques to calculate a range of expected returns on the portfolio. The Company generally does not adjust the rate of return assumption from year to year if, at the measurement date, it is within the best estimate range, defined as between the 25th and 75th percentile of the expected long-term annual returns in accordance with the "American Academy of Actuaries Pension Practice Council Note May 2001 Selecting and Documenting Investment Return Assumptions" and consistent with Actuarial Standards of Practice No. 27. Historical long-term average asset returns of each plan are also reviewed to determine whether they are consistent and reasonable compared with the best estimate range. The expected return on plan assets is determined by applying the assumed long-term rate of return to the market-related value of plan assets. This market-related value recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future market-related value of the assets will be impacted as previously deferred gains or losses are recorded.

The target asset allocation for the U.S. Plan is 58% equities and equity alternatives and 42% fixed income. At the end of 2011, the actual allocation for the U.S. Plan was 58% equities and equity alternatives and 42% fixed income. The target asset allocation for the U.K. Plan, which comprises approximately 82% of non-U.S. Plan assets, is 58% equities and equity alternatives and 42% fixed income. At the end of 2011, the actual allocation for the U.K. Plan was 53% equities and equity alternatives and 47% fixed income. The assets of the Company's defined benefit plans are well-diversified and are managed in accordance with applicable laws and with the goal of maximizing the plans' real return within acceptable risk parameters. The Company uses threshold-based portfolio rebalancing to ensure the actual portfolio remains consistent with target asset allocation ranges.

The U.S. qualified plan holds eight million shares of the Company's common stock which were contributed to the Plan by the Company. This represents approximately 7% of that plan's assets. In addition, plan assets may be invested in funds managed by Mercer Investments.

The discount rate selected for each U.S. plan is based on a model bond portfolio with coupons and redemptions that closely match the expected liability cash flows from the plan. Discount rates for non-U.S. plans are based on appropriate bond indices such as the Markit iBoxx £ Corporates AA 15+ index in the U.K. Projected compensation increases reflect current expectations as to future levels of inflation.

The components of the net periodic benefit cost for defined benefit and other post-retirement plans are as follows:

Combined U.S. and significant non-U.S. Plans	Pension			Postretirement		
For the Years Ended December 31,	Benefits			Benefits		
(In millions of dollars)	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 226**	$ 197	$ 188	**$ 5**	$ 4	$ 5
Interest cost	**609**	578	551	**13**	14	17
Expected return on plan assets	**(887)**	(815)	(788)	**—**	—	—
Amortization of prior service credit	**(19)**	(21)	(49)	**(13)**	(13)	(13)
Recognized actuarial loss (credit)	**215**	144	70	**(4)**	—	1
Net periodic benefit cost	**$ 144**	$ 83	$ (28)	**$ 1**	$ 5	$ 10

Plan Assets

For the U.S. plan, investment allocation decisions are made by a fiduciary committee composed of senior executives appointed by the Company's Chief Executive Officer. For the non-U.S. plans, investment allocation decisions are made by local fiduciaries, in consultation with the Company for the larger plans. Plan assets are invested in a manner consistent with the fiduciary standards set forth in all relevant laws relating to pensions and trusts in each country. Our primary investment objectives are (1) to achieve an investment return that, in combination with current and future contributions, will provide sufficient funds to pay benefits, and (2) to minimize the risk of large losses. Our investment allocations are designed to meet these objectives by broadly diversifying plan assets among numerous asset classes with differing expected returns, volatilities, and correlations.

The major categories of plan assets include equity securities, equity alternative investments, and fixed income securities. For the U.S. qualified plan, the category ranges are 53-63% for equities and equity alternatives, and 37-47% for fixed income. For the U.K. Plan, the category ranges are 55-61% for equities and equity alternatives, and 39-45% for fixed income. Asset allocation ranges are evaluated generally every three years. Asset allocation is monitored frequently and re-balancing actions are taken as appropriate.

Plan investments are exposed to stock market, interest rate, and credit risk. Concentrations of these risks are generally limited due to diversification by investment style within each asset class, diversification by investment manager, diversification by industry sectors and issuers, and the dispersion of investments across many geographic areas.

Unrecognized Actuarial Gains/Losses

In accordance with applicable accounting guidance, the funded status of the Company's pension plans are recorded in the consolidated balance sheets and provides for a delayed recognition of actuarial gains or losses arising from changes in the projected benefit obligation due to changes in the assumed discount rates, differences between the actual and expected value of plan assets and other assumption changes.

The unrecognized pension plan actuarial gains or losses and prior service costs not yet recognized in net periodic pension cost are recognized in AOCI, net of tax. These gains and losses are amortized prospectively out of AOCI over a period that approximates the average remaining service period of active employees, or for plans in which substantially all the participants are inactive, over the remaining life expectancy of the inactive employees.

U.S. Plans

The following schedules provide information concerning the Company's U.S. defined benefit pension plans and postretirement benefit plans:

December 31,	U.S. Pension Benefits		U.S. Postretirement Benefits	
(In millions of dollars)	**2011**	2010	**2011**	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 4,041**	$ 3,629	**$ 180**	$ 163
Service cost	**83**	76	**3**	3
Interest cost	**231**	227	**8**	10
Actuarial (gain) loss	**352**	270	**(20)**	12
Medicare Part D subsidy	**—**	—	**4**	3
Benefits paid	**(174)**	(161)	**(13)**	(11)
Benefit obligation at end of year	**$ 4,533**	$ 4,041	**$ 162**	$ 180
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 3,444**	$ 2,959	**$ —**	$ —
Actual return on plan assets	**199**	425	**—**	—
Employer contributions	**24**	221	**9**	8
Medicare Part D subsidy	**—**	—	**4**	3
Benefits paid	**(174)**	(161)	**(13)**	(11)
Fair value of plan assets at end of year	**$ 3,493**	$ 3,444	**$ —**	$ —
Funded status	**$ (1,040)**	$ (597)	**$ (162)**	$ (180)
Net liability recognized	**$ (1,040)**	$ (597)	**$ (162)**	$ (180)
Amounts recognized in the consolidated balance sheets:				
Current liabilities	**$ (124)**	$ (23)	**$ (9)**	$ (11)
Noncurrent liabilities	**(916)**	(574)	**(153)**	(169)
	$ (1,040)	$ (597)	**$ (162)**	$ (180)
Amounts not yet recognized in net periodic cost and included in accumulated other comprehensive income:				
Unrecognized prior service credit	**$ 39**	$ 55	**$ 13**	$ 26
Unrecognized net actuarial (loss) gain	**(1,695)**	(1,327)	**12**	(4)
Total amounts included in accumulated other comprehensive income	**$ (1,656)**	$ (1,272)	**$ 25**	$ 22
Cumulative employer contributions in excess of net periodic cost	**616**	675	**(187)**	(202)
Net amount recognized in consolidated balance sheet	**$ (1,040)**	$ (597)	**$ (162)**	$ (180)
Accumulated benefit obligation at December 31	**$ 4,467**	$ 3,929	**$ —**	$ —

December 31,	U.S. Pension Benefits		U.S. Postretirement Benefits	
(In millions of dollars)	**2011**	2010	**2011**	2010
Reconciliation of unrecognized prior service credit:				
Amount disclosed as of prior year-end	**$ 55**	$ 73	**$ 26**	$ 39
Recognized as component of net periodic benefit credit	**(16)**	(18)	**(13)**	(13)
Amount at end of year	**$ 39**	$ 55	**$ 13**	$ 26

December 31,	U.S. Pension Benefits		U.S. Postretirement Benefits	
(In millions of dollars)	**2011**	2010	**2011**	2010
Reconciliation of unrecognized net actuarial gain (loss):				
Amount disclosed as of prior year-end	**$ (1,327)**	$ (1,258)	**$ (4)**	$ 9
Recognized as component of net periodic benefit cost	**100**	71	**(4)**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Liability experience	**(352)**	(269)	**20**	(13)
Asset experience	**(116)**	129	**—**	—
Total gain (loss) recognized as change in plan assets and benefit obligations	**(468)**	(140)	**20**	(13)
Amount at end of year	**$ (1,695)**	$ (1,327)	**$ 12**	$ (4)

For the Years Ended December 31,	U.S. Pension Benefits			U.S. Postretirement Benefits		
(In millions of dollars)	**2011**	2010	2009	**2011**	2010	2009
Total recognized in net periodic benefit cost and other comprehensive loss (income)	**$ 467**	$ 148	$ 42	**$ (9)**	$ 26	$ (7)

Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year:

	U.S. Pension Benefits	U.S. Postretirement Benefits
(In millions of dollars)	**2012**	**2012**
Prior service credit	**$ (16)**	**$ (12)**
Net actuarial loss (gain)	**146**	**(1)**
Projected cost (credit)	**$ 130**	**$ (13)**

The weighted average actuarial assumptions utilized in determining the above amounts for the U.S. defined benefit and other U.S. postretirement plans as of the end of the year are as follows:

	U.S. Pension Benefits		U.S. Postretirement Benefits	
	2011	2010	**2011**	2010
Weighted average assumptions:				
Discount rate (for expense)	**5.90%**	6.35%	**5.95%**	6.30%
Expected return on plan assets	**8.75%**	8.75%	**—**	—
Rate of compensation increase (for expense)	**3.90%**	3.90%	**—**	—
Discount rate (for benefit obligation)	**5.15%**	5.90%	**5.10%**	6.00%
Rate of compensation increase (for benefit obligation)	**2.00%**	3.90%	**—**	—

The projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $4.5 billion, $4.5 billion and $3.5 billion, respectively, as of December 31, 2011 and $4.0 billion, $3.9 billion and $3.4 billion, respectively, as of December 31, 2010.

The projected benefit obligation for U.S. pension plans with projected benefit obligations in excess of plan assets was $4.5 billion and $3.5 billion, respectively, as of December 31, 2011 and $4.0 billion and $3.4 billion, respectively, as of December 31, 2010.

The components of the net periodic benefit cost for the U.S. defined benefit and other postretirement benefit plans are as follows:

U.S. Plans only For the Years Ended December 31,	Pension Benefits			Postretirement Benefits		
(In millions of dollars)	**2011**	2010	2009	**2011**	2010	2009
Service cost	**$ 83**	$ 76	$ 76	**$ 3**	$ 3	$ 4
Interest cost	**231**	227	219	**8**	10	12
Expected return on plan assets	**(315)**	(295)	(293)	**—**	—	—
Amortization of prior service credit	**(16)**	(18)	(47)	**(13)**	(13)	(13)
Recognized actuarial loss (credit)	**100**	71	52	**(4)**	—	1
Net periodic benefit cost (credit)	**$ 83**	$ 61	$ 7	**$ (6)**	$ —	$ 4

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The net periodic benefit cost shown above for 2011, 2010 and 2009, respectively, includes the subsidy.

The assumed health care cost trend rate for Medicare eligibles is approximately 8.1% in 2011, gradually declining to 4.5% in 2028, and the rate for non-Medicare eligibles is 8% in 2011, gradually declining to 4.5% in 2028. Assumed health care cost trend rates have a small effect on the amounts reported for the U.S. health care plans because the Company caps its share of health care trend at 5%. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions of dollars)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ —	$ (1)
Effect on postretirement benefit obligation	$ 1	$ (16)

Estimated Future Contributions

On January 3, 2012, the Company contributed $100 million to its U.S. qualified plan. The Company expects to fund approximately $24 million for its U.S. plans for the remainder of 2012. The Company's policy for funding its tax-qualified defined benefit retirement plans is to contribute amounts at least sufficient to meet the funding requirements set forth in the U.S. and applicable foreign law. There currently is no ERISA funding requirement for the U.S. qualified plan for 2012.

Non-U.S. Plans

The following schedules provide information concerning the Company's non-U.S. defined benefit pension plans and non-U.S. postretirement benefit plans:

December 31,	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
(In millions of dollars)	**2011**	2010	**2011**	2010
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 6,802**	$ 6,354	**$ 83**	$ 70
Service cost	**143**	121	**2**	1
Interest cost	**378**	351	**5**	4
Employee contributions	**14**	16	**—**	—
Actuarial loss	**575**	430	**5**	11
Plan amendments	**(3)**	—	**—**	—
Effect of settlement	**(7)**	(17)	**—**	—
Effect of curtailment	**(1)**	(2)	**—**	—
Special termination benefits	**—**	1	**—**	—
Benefits paid	**(266)**	(244)	**(4)**	(3)
Foreign currency changes	**66**	(208)	**—**	—
Newly disclosed plans	**16**	—	**—**	—
Benefit obligation at end of year	**$ 7,717**	$ 6,802	**$ 91**	$ 83
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 6,741**	$ 6,183	**$ —**	$ —
Actual return on plan assets	**311**	765	**—**	—
Effect of settlement	**(6)**	(17)	**—**	—
Company contributions	**320**	237	**4**	3
Employee contributions	**14**	16	**—**	—
Benefits paid	**(266)**	(244)	**(4)**	(3)
Foreign currency changes	**82**	(202)	**—**	—
Newly disclosed plans	**12**	—	**—**	—
Other	**(2)**	3	**—**	—
Fair value of plan assets at end of year	**$ 7,206**	$ 6,741	**$ —**	$ —
Funded status	**$ (511)**	$ (61)	**$ (91)**	$ (83)
Net liability recognized	**$ (511)**	$ (61)	**$ (91)**	$ (83)
Amounts recognized in the consolidated balance sheets:				
Non-current assets	**$ 39**	$ 265	**$ —**	$ —
Current liabilities	**(106)**	(8)	**(4)**	(4)
Non-current liabilities	**(444)**	(318)	**(87)**	(79)
	$ (511)	$ (61)	**$ (91)**	$ (83)
Amounts not yet recognized in net periodic cost and included in accumulated other comprehensive income:				
Unrecognized prior service credit	**$ 23**	$ 23	**$ 1**	$ 1
Unrecognized net actuarial loss	**(3,038)**	(2,305)	**(19)**	(14)
Total amounts included in AOCI	**$ (3,015)**	$ (2,282)	**$ (18)**	$ (13)
Cumulative employer contributions in excess of net periodic cost	**2,504**	2,221	**(73)**	(70)
Net amount recognized in consolidated balance sheet	**$ (511)**	$ (61)	**$ (91)**	$ (83)
Accumulated benefit obligation at December 31	**$ 7,246**	$ 6,313	**$ —**	$ —

December 31, (In millions of dollars)	Non-U.S. Pension Benefits 2011	Non-U.S. Pension Benefits 2010	Non-U.S. Postretirement Benefits 2011	Non-U.S. Postretirement Benefits 2010
Reconciliation of prior service credit (cost):				
Amount disclosed as of prior year-end	**$ 23**	$ 24	**$ 1**	$ 1
Recognized as component of net periodic benefit credit	**3**	(2)	**—**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Plan amendments	**(3)**	—	**—**	—
Exchange rate adjustments	**—**	1	**—**	—
Amount at end of year	**$ 23**	$ 23	**$ 1**	$ 1

December 31, (In millions of dollars)	Non-U.S. Pension Benefits 2011	Non-U.S. Pension Benefits 2010	Non-U.S. Postretirement Benefits 2011	Non-U.S. Postretirement Benefits 2010
Reconciliation of net actuarial loss:				
Amount disclosed as of prior year-end	**$ (2,305)**	$ (2,268)	**$ (14)**	$ (4)
Recognized as component of net periodic benefit cost	**115**	73	**—**	—
Effect of settlement	**—**	5	**—**	—
Changes in plan assets and benefit obligations recognized in other comprehensive income:				
Liability experience	**(575)**	(430)	**(5)**	(10)
Asset experience	**(261)**	244	**—**	—
Effect of curtailment	**(1)**	2	**—**	—
Total amount recognized as change in plan assets and benefit obligations	**(837)**	(184)	**(5)**	(10)
Exchange rate adjustments	**(11)**	69	**—**	—
Amount at end of year	**$ (3,038)**	$ (2,305)	**$ (19)**	$ (14)

For the Years Ended December 31, (In millions of dollars)	Non-U.S. Pension Benefits 2011	Non-U.S. Pension Benefits 2010	Non-U.S. Pension Benefits 2009	Non-U.S. Postretirement Benefits 2011	Non-U.S. Postretirement Benefits 2010	Non-U.S. Postretirement Benefits 2009
Total recognized in net periodic benefit cost and other comprehensive loss	**$ 792**	$ 66	$ 519	**$ 12**	$ 15	$ 3

Estimated amounts that will be amortized from accumulated other comprehensive income in the next fiscal year:

(In millions of dollars)	Non-U.S. Pension Benefits 2012	Non-U.S. Postretirement Benefits 2012
Prior service credit	**$ 3**	**$ —**
Net actuarial loss	**(116)**	**(1)**
Projected cost	**$ (113)**	**$ (1)**

December 31, (In millions of dollars)	Non-U.S. Pension Benefits		Non-U.S. Postretirement Benefits	
	2011	2010	**2011**	2010
Weighted average assumptions:				
Discount rate (for expense)	**5.41%**	5.80%	**5.51%**	6.20%
Expected return on plan assets	**7.91%**	7.90%	**—%**	—%
Rate of compensation increase (for expense)	**4.19%**	4.30%	**—%**	—%
Discount rate (for benefit obligation)	**4.77%**	5.40%	**4.95%**	5.50%
Rate of compensation increase (for benefit obligation)	**3.73%**	4.20%	**—%**	—%

The non-U.S. defined benefit plans do not have any direct ownership of the Company's common stock.

The pension plan in the United Kingdom holds a limited partnership interest in the Trident III private equity fund valued at $169 million at December 31, 2011.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1.4 billion, $1.3 billion and $1.0 billion, respectively, as of December 31, 2011 and $1.2 billion, $1.1 billion and $0.9 billion, respectively, as of December 31, 2010.

The projected benefit obligation and fair value of plan assets for non-U.S. pension plans with projected benefit obligations in excess of plan assets was $7.6 billion and $7.0 billion, respectively, as of December 31, 2011 and $1.3 billion and $1.0 billion, respectively, as of December 31, 2010.

The components of the net periodic benefit cost for the non-U.S. defined benefit and other postretirement benefit plans and the curtailment, settlement and termination expenses are as follows:

For the Years Ended December 31, (In millions of dollars)	Non-U.S. Pension Benefits			Non-U.S. Postretirement Benefits		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$ 143**	$ 121	$ 112	**$ 2**	$ 1	$ 1
Interest cost	**378**	351	332	**5**	4	5
Expected return on plan assets	**(572)**	(520)	(495)	**—**	—	—
Amortization of prior service cost	**(3)**	(3)	(2)	**—**	—	—
Recognized actuarial loss	**115**	73	18	**—**	—	—
Net periodic benefit cost (credit)	**61**	22	(35)	**7**	5	6
Settlement (credit)/loss	**—**	5	1	**—**	—	—
Curtailment (credit)/loss	**—**	—	—	**—**	—	—
Special termination benefits	**—**	1	—	**—**	—	—
Total cost (credit)	**$ 61**	$ 28	$ (34)	**$ 7**	$ 5	$ 6

The assumed health care cost trend rate was approximately 6.7% in 2011, gradually declining to 4.9% in 2025. Assumed health care cost trend rates can have a significant effect on the amounts reported for the non-U.S. health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In millions of dollars)	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on total of service and interest cost components	$ 1	$ —
Effect on postretirement benefit obligation	$ 10	$ (8)

Estimated Future Contributions

The Company expects to fund approximately $395 million to its non-U.S. pension plans in 2012. Funding requirements for non-U.S. plans vary by country. Contribution rates are determined by the local actuaries based on local funding practices and requirements. Funding amounts may be influenced by future asset performance, the level of discount rates and other variables impacting the assets and/or liabilities of the plan. In addition, amounts funded in the future, to the extent not due under regulatory requirements, may be affected by alternative uses of the Company's cash flows, including dividends, investments and share repurchases.

Estimated Future Benefit Payments

The Plan's estimated future benefit payments for its pension and postretirement benefits (without reduction for Medicare subsidy receipts) at December 31, 2011 are as follows:

December 31,	Pension Benefits		Postretirement Benefits	
(In millions of dollars)	U.S.	Non-U.S.	U.S.	Non-U.S.
2012	$ 197	$ 247	$ 11	$ 4
2013	$ 207	$ 253	$ 12	$ 4
2014	$ 218	$ 267	$ 12	$ 4
2015	$ 230	$ 283	$ 12	$ 4
2016	$ 242	$ 301	$ 12	$ 4
2017-2021	$ 1,395	$ 1,786	$ 61	$ 25

Defined Benefit Plans Fair Value Disclosures

In December 2008 the FASB issued guidance for Employers' Disclosures About Pension and Other Post Retirement Benefit Plan Assets. The guidance requires fair value plan asset disclosures for an employer's defined benefit pension and postretirement plans similar to the guidance on Fair Value Measurements as well as (a) how investment allocation decisions are made, (b) the major categories of plan assets, and (c) significant concentrations of risk within plan assets.

The U.S. and non-U.S. plan investments are classified into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth, by level within the fair value hierarchy, a summary of the U.S. and non-U.S. plans investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011			
Assets *(In millions of dollars)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/Collective trusts	**$ 10**	**$ 4,837**	**$ —**	**$ 4,847**
Corporate obligations	**—**	**1,792**	**1**	**1,793**
Corporate stocks	**1,716**	**15**	**8**	**1,739**
Private equity/Partnerships	**—**	**1**	**779**	**780**
Government securities	**10**	**368**	**—**	**378**
Real estate	**14**	**4**	**319**	**337**
Short-term investment funds	**288**	**42**	**—**	**330**
Company common stock	**253**	**—**	**—**	**253**
Other investments	**1**	**34**	**202**	**237**
Insurance group annuity contracts	**—**	**—**	**20**	**20**
Swaps	**—**	**5**	**—**	**5**
Total investments	**$ 2,292**	**$ 7,098**	**$ 1,329**	**$ 10,719**

	Fair Value Measurements at December 31, 2010			
Assets *(In millions of dollars)*	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common/Collective trusts	$ —	$ 4,471	$ —	$ 4,471
Corporate obligations	—	1,103	8	1,111
Corporate stocks	1,939	1	1	1,941
Private equity/Partnerships	—	1	746	747
Government securities	—	547	—	547
Real estate	3	5	293	301
Short-term investment funds	561	49	—	610
Company common stock	219	—	—	219
Other investments	3	8	177	188
Insurance group annuity contracts	—	—	20	20
Swaps	—	9	—	9
Total investments	$ 2,725	$ 6,194	$ 1,245	$ 10,164

There were no transfers between Level 1 and Level 2 assets during 2011 or 2010.

The tables below set forth a summary of changes in the fair value of the plans' Level 3 assets for the years ended December 31, 2011 and December 31, 2010:

Assets *(In millions)*	Fair Value, January 1, 2011	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2011
Private equity/ Partnerships	**$ 746**	**$ 119**	**$ (80)**	**$ (83)**	**$ 70**	**$ 7**	**$ —**	**$ 779**
Real estate	**293**	**—**	**—**	**22**	**(1)**	**5**	**—**	**319**
Other investments	**177**	**32**	**(13)**	**6**	**2**	**(2)**	**—**	**202**
Insurance group annuity contracts	**20**	**151**	**(150)**	**8**	**(9)**	**—**	**—**	**20**
Corporate stocks	**1**	**8**	**—**	**(1)**	**—**	**—**	**—**	**8**
Corporate obligations	**8**	**1**	**(8)**	**2**	**(1)**	**—**	**(1)**	**1**
Total assets	**$ 1,245**	**$ 311**	**$ (251)**	**$ (46)**	**$ 61**	**$ 10**	**$ (1)**	**$ 1,329**

Assets (In millions)	Fair Value, January 1, 2010	Purchases	Sales	Unrealized Gain/ (Loss)	Realized Gain/ (Loss)	Exchange Rate Impact	Transfers in/(out) and Other	Fair Value, December 31, 2010
Private equity/ Partnerships	$ 637	$ 138	$ (54)	$ 15	$ 22	$ (12)	$ —	$ 746
Real estate	269	—	—	34	—	(10)	—	293
Other investments	180	19	(16)	3	1	(14)	4	177
Insurance group annuity contracts	17	141	(140)	2	—	—	—	20
Corporate stocks	11	1	(4)	(3)	1	—	(5)	1
Corporate obligations	5	2	(2)	3	(1)	—	1	8
Government securities	3	—	(3)	—	—	—	—	—
Total assets	$ 1,122	$ 301	$ (219)	$ 54	$ 23	$ (36)	$ —	$ 1,245

The following is a description of the valuation methodologies used for assets measured at fair value:

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Common stocks, preferred stocks, convertible equity securities and rights/warrants (included in Corporate stocks): Valued at the closing price reported on the primary exchange.

Corporate bonds (included in corporate obligations): The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer are used. When observable price quotations are not available, fair value is determined based on cash flow models.

Commercial paper (included in corporate obligations): The fair value of commercial paper is estimated using observable market data such as maturity date, issue date, credit rating, current commercial paper rates and settlement date.

Commercial mortgage-backed and asset-backed securities (included in corporate obligations): Fair value is determined using discounted cash flow models. Observable inputs are based on trade and quote activity of bonds with similar features including issuer vintage, purpose of underlying loan (first or second lien), prepayment speeds and credit ratings. The discount rate is the combination of the appropriate rate from the benchmark yield curve and the discount margin based on quoted prices.

Common/Collective trusts: Valued at the quoted market prices of the underlying investments at year end.

U.S. government bonds (included in government securities): The fair value of U.S. government bonds is estimated by pricing models that utilize observable market data including quotes, spreads and data points for yield curves.

U.S. agency securities (included in government securities): U.S. agency securities are comprised of two main categories consisting of agency issued debt and mortgage pass-throughs. Agency issued debt securities are valued by benchmarking market-derived prices to quoted market prices and trade data for identical or comparable securities. Mortgage pass-throughs include certain "To-be-announced" (TBA) securities and mortgage pass-through pools. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through pools are model driven with respect to spreads of the comparable TBA security.

Private equity/Partnerships: The fair value of investments in partnership interests is valued by the general partner. The valuations are based on various factors depending on the investment type, including the cost of the securities, financial data and projections, option valuation models, operating and regulatory issues and other such factors as the General Partner may deem relevant. Investments are valued in the accompanying financial statements based on the Plan's beneficial interest in the underlying net assets of the partnership as determined by the partnership agreement.

Insurance group annuity contracts: The fair values for these investments are based on the current market value of the aggregate accumulated contributions plus interest earned.

Swap assets and liabilities: Fair values for interest rate swaps, equity index swaps and inflation swaps are estimated using a discounted cash flow pricing model. These models use observable market data such as contractual fixed rate, broker quotes, spot equity price or index value and dividend data. The fair values of credit default swaps are estimated using an income approach model which determines expected cash flows based on default probabilities from the issuer specific credit spread curve and credit loss recovery rates, both of which are dependent on market quotes.

Real estate investment trusts: Valued at the closing price reported on an exchange.

Short-term investment funds: Primarily high-grade money market instruments valued at net asset value at year-end.

Real estate: Valued by investment managers generally using proprietary pricing models.

Registered investment companies: Valued at the closing price reported on the primary exchange.

Defined Contribution Plans

The Company maintains certain defined contribution plans for its employees, including the Marsh & McLennan Companies, Inc. 401(k) Savings & Investment Plan ("401(k)"), that are qualified under U.S. tax laws. Under these plans, eligible employees may contribute a percentage of their base salary, subject to certain limitations. For the 401(k), the Company matches a fixed portion of the employees' contributions and may also make additional discretionary contributions. The 401(k) contains an Employee Stock Ownership Plan under U.S. tax law. Approximately $366 million of the 401(k)'s assets at December 31, 2011 and $334 million at December 31, 2010 were invested in the Company's common stock. If a participant does not choose an investment direction for his or her future company matching contributions, they are automatically invested in a BlackRock Lifepath Portfolio that most closely matches the participant's expected retirement year. The cost of these defined contribution plans related to continuing operations was $48 million in both 2011 and 2010, and $52 million for 2009.

9. Stock Benefit Plans

The Company maintains multiple share-based payment arrangements under which employees are awarded grants of restricted stock units, stock options and other forms of stock-based payment arrangements.

Marsh & McLennan Companies, Inc. Incentive and Stock Award Plans

On May 19, 2011, the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (the "2011 Plan") was approved by the Company's stockholders. The 2011 Plan replaced the Company's two previous equity incentive plans (the 2000 Senior Executive Incentive and Stock Award Plan and the 2000 Employee Incentive and Stock Award Plan).

The types of awards permitted under the 2011 Plan include stock options, restricted stock, restricted and deferred stock units payable in Company common stock or cash, and other stock-based and performance-based awards. The Compensation Committee of the Board of Directors (the "Compensation Committee") determines, at its discretion, which affiliates may participate in the plans, which eligible employees will receive awards, the types of awards to be received, and the terms and conditions thereof. The right of an employee to receive an award may be subject to performance conditions as specified by the Compensation Committee. The 2011 Plan contains provisions which, in the event of a change in control of the Company, may accelerate the vesting of the awards. The 2011 Plan retains the remaining share authority of the two previous plans as of the date the 2011 Plan was approved by stockholders. Awards relating to not more than approximately 23.2 million shares of common stock, plus shares remaining unused under certain pre-existing plans, may be made over the life of the 2011 Plan.

Our current practice is to grant non-qualified stock options, restricted stock units and/or performance stock units on an annual basis to senior executives and a limited number of other employees as part of their total compensation. We also grant restricted stock units during the year to new hires or as retention awards for certain employees. We have not granted restricted stock since 2005.

Stock Options: Options granted under the 2011 Plan may be designated as either incentive stock options or non-qualified stock options. The Compensation Committee determines the terms and conditions of the option, including the time or times at which an option may be exercised, the methods by which such exercise price may be paid, and the form of such payment. Options are generally granted with an exercise price equal to the market value of the Company's common stock on the date of grant. These option awards generally vest 25% per annum and have a contractual term of 10 years. Certain stock options granted under the previous stock plans provide for a market-based triggering event before a vested option can be exercised. The terms and conditions of these stock option awards provide that (i) options will vest at a rate of 25% a year beginning one year from the date of grant and (ii) each vested tranche will only become exercisable if the market price of the Company stock appreciates to a level of 15% above the exercise price of the option and maintains that level for at least ten (10) consecutive trading days after the award has vested. The Company accounts for these awards as market-condition options. The effect of the market condition is reflected in the grant-date fair value of such awards. Compensation cost is recognized over the requisite service period and is not subsequently adjusted if the market condition is not met. For awards without a market-based triggering event, compensation cost is generally recognized on a straight-line basis over the requisite service period which is normally the vesting period.

The estimated fair value of options granted without a market-based triggering event is calculated using the Black-Scholes option pricing valuation model. This model takes into account several factors and assumptions. The risk-free interest rate is based on the yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumption at the time of grant. The expected life (estimated period of time outstanding) is estimated using the contractual term of the option and the effects of employees' expected exercise and post-vesting employment termination behavior. The Company uses a blended volatility rate based on the following: (i) volatility derived from daily closing price observations for the 10-year period ended on the valuation date, (ii) implied volatility derived from traded options for the period one week before the valuation date and (iii) average volatility for the 10-year periods ended on 15 anniversaries prior to the valuation date, using daily closing price observations. The expected dividend yield is based on expected dividends for the expected term of the stock options.

The assumptions used in the Black-Scholes option pricing valuation model for options granted by the Company in 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Risk-free interest rate	**2.28%-2.90%**	3.15%-3.20%	2.16%-2.68%
Expected life (in years)	**6.75**	6.75	6.75
Expected volatility	**25.4%-25.8%**	26.3%-27.6%	33.5%-36.4%
Expected dividend yield	**2.75%-2.86%**	3.26%-3.52%	4.15%-4.20%

The estimated fair value of options granted with a market-based triggering event is calculated using a binomial valuation model. The factors and assumptions used in this model are similar to those utilized in the Black-Scholes option pricing valuation model except that the risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve over the contractual term of the option, and the expected life is calculated by the model. Since 2009, there have been no options granted with a market-based triggering event.

The assumptions used in the binomial option pricing valuation model for options granted during 2009 are as follows:

	2009
Risk-free interest rate	0.42%-2.40%
Expected life (in years)	5.6-7.7
Expected volatility	35.6%
Expected dividend yield	3.62%

A summary of the status of the Company's stock option awards as of December 31, 2011 and changes during the year then ended is presented below:

	Shares	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value ($000)**
Balance at January 1, 2011	**43,386,136**	**$ 29.33**		
Granted	**2,827,655**	**$ 30.60**		
Exercised	**4,255,079**	**$ 26.26**		
Canceled or exchanged	**—**	**—**		
Forfeited	**294,840**	**$ 25.46**		
Expired	**2,768,763**	**$ 37.12**		
Balance at December 31, 2011	**38,895,109**	**$ 29.21**	**4.6 years**	**155,159**
Options vested or expected to vest at December 31, 2011	**38,030,022**	**$ 29.38**	**4.8 years**	**221,216**
Options exercisable at December 31, 2011	**12,913,460**	**$ 31.47**	**3.0 years**	**58,228**

In the above table, forfeited options are unvested options whose requisite service period has not been met. Expired options are vested options that were not exercised. The weighted-average grant-date fair value of the Company's option awards granted during the years ended December 31, 2011, 2010 and 2009 was $6.67, $4.85 and $4.63, respectively. The total intrinsic value of options exercised during the same periods was $23.6 million, $0.5 million and $0 million, respectively.

As of December 31, 2011, there was $21 million of unrecognized compensation cost related to the Company's option awards. The weighted-average period over which that cost is expected to be recognized is 1.6 years. Cash received from the exercise of stock options for the years ended December 31, 2011, 2010 and 2009 was $111.7 million, $1.5 million and $0 million, respectively.

The Company's policy is to issue treasury shares upon option exercises or share unit conversion. The Company intends to issue treasury shares as long as an adequate number of those shares are available.

Restricted Stock Units and Performance Stock Units: Restricted stock units may be awarded under the Company's 2011 Incentive and Stock Award Plan. The Compensation Committee determines the restrictions on such units, when the restrictions lapse, when the units vest and are paid, and under what terms the units are forfeited. The cost of these awards is amortized over the vesting period, which is generally three years. Beginning with awards granted in 2006, awards to senior executives and other employees may include three-year performance-based restricted stock units and three-year service-based restricted stock units. The payout of performance-based restricted stock units (payable in shares of the Company common stock) may range generally from 0-200% of the number of units granted, based on the achievement of objective, pre-determined company or operating company performance measures generally over a three-year performance period. The Company accounts for these awards as performance condition restricted stock units. The performance condition is not considered in the determination of grant date fair value of such awards. Compensation cost is recognized over the performance period based on management's estimate of the number of units expected to vest and is adjusted to reflect the actual number of shares paid out at the end of the three-year performance period. Beginning with awards granted on or after February 23, 2009, dividend equivalents are not paid out unless and until such time that the award vests.

A summary of the status of the Company's restricted stock units and performance stock units as of December 31, 2011 and changes during the period then ended is presented below:

	Restricted Stock Units		**Performance Units**	
	Shares	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**
Non-vested balance at January 1, 2011	**18,749,101**	**$ 22.91**	**—**	**$ —**
Granted	**5,549,028**	**$ 30.46**	**390,771**	**$ 30.60**
Vested	**8,465,116**	**$ 23.16**	**2,809**	**$ 30.60**
Forfeited	**774,585**	**$ 25.12**	**19,616**	**$ 30.60**
Non-vested balance at December 31, 2011	**15,058,428**	**$ 25.43**	**368,346**	**$ 30.60**

The weighted-average grant-date fair value of the Company's restricted stock units and performance stock units granted during the years ended December 31, 2010 and 2009 was $22.81 and $19.33, respectively. The total fair value of the shares distributed during the years ended December 31, 2011, 2010 and 2009 in connection with the Company's restricted stock units and performance stock units was $249 million, $170.7 million and $87.9 million, respectively.

Restricted Stock: Restricted shares of the Company's common stock may be awarded under the Company's 2011 Incentive and Stock Award Plan and are subject to restrictions on transferability and other restrictions, if any, as the Compensation Committee may impose. The Compensation Committee may also determine when and under what circumstances the restrictions may lapse and whether the participant receives the rights of a stockholder, including, without limitation, the right to vote and receive dividends. Unless the Compensation Committee determines otherwise, restricted stock that is still subject to restrictions is forfeited upon termination of employment. Shares granted generally become unrestricted at the earlier of: (1) January 1 of the year following the vesting grant date anniversary or (2) the later of the recipient's normal or actual retirement date. For shares granted prior to 2004, the vesting grant date anniversary is ten years. For shares granted during 2004 and 2005, the vesting grant date anniversary is 7 years and 5 years, respectively. However, certain restricted shares granted in 2005 vested on the third anniversary of the grant date. There have been no restricted shares granted since 2005.

A summary of the status of the Company's restricted stock awards as of December 31, 2011 and changes during the period then ended is presented below:

	Shares		Weighted Average Grant Date Fair Value
Non-vested balance at January 1, 2011	73,900	$	41.41
Granted	—	$	—
Vested	22,200	$	28.74
Forfeited	—	$	—
Non-vested balance at December 31, 2011	51,700	$	46.86

The Company has not granted restricted stock awards during any year after 2005. The total fair value of the Company's restricted stock distributed during the year ended December 31, 2011 was $0.6 million. There were no restricted stock distributions in 2010 and 2009.

As of December 31, 2011, there was $191 million of unrecognized compensation cost related to the Company's restricted stock, restricted stock units and performance stock unit awards.

Marsh & McLennan Companies, Inc. Stock Purchase Plans

In May 1999, the Company's stockholders approved an employee stock purchase plan (the "1999 Plan") to replace the 1994 Employee Stock Purchase Plan (the "1994 Plan"), which terminated on September 30, 1999 following its fifth annual offering. Under the current terms of the Plan, shares are purchased four times during the plan year at a price that is 95% of the average market price on each quarterly purchase date. Under the 1999 Plan, after including the available remaining unused shares in the 1994 Plan and reducing the shares available by 10,000,000 consistent with the Company's Board of Directors' action in March 2007, no more than 35,600,000 shares of the Company's common stock may be sold. Employees purchased 1,000,337 shares during the year ended December 31, 2011 and at December 31, 2011, 5,035,737 shares were available for issuance under the 1999 Plan. Under the 1995 Company Stock Purchase Plan for International Employees (the "International Plan"), after reflecting the additional 5,000,000 shares of common stock for issuance approved by the Company's Board of Directors in July 2002, and the addition of 4,000,000 shares due to a shareholder action in May 2007, no more than 12,000,000 shares of the Company's common stock may be sold. Employees purchased 133,662 shares during the year ended December 31, 2011 and there were 3,197,034 shares available for issuance at December 31, 2010 for issuance under the International Plan. The plans are considered non-compensatory.

10. Fair Value Measurements

Fair Value Hierarchy

The Company has categorized its assets and liabilities that are valued at fair value on a recurring basis into a three-level fair value hierarchy as defined by the FASB in ASC Topic No. 820 ("Fair Value Measurements and Disclosures"). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy, for disclosure purposes, is determined based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities recorded in the consolidated balance sheets at fair value are categorized based on the inputs in the valuation techniques as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, most U.S.

Government and agency securities, money market mutual funds and certain other sovereign government obligations).

Assets and liabilities utilizing Level 1 inputs include exchange traded equity securities and mutual funds.

Level 2. Assets and liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full asset or liability (for example, certain mortgage loans).

Assets and liabilities utilizing Level 2 inputs include corporate and municipal bonds, senior notes and interest rate swaps.

Level 3. Assets and liabilities whose values are based on prices, or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans, and long-dated or complex derivatives including certain foreign exchange options and long-dated options on gas and power).

Liabilities utilizing Level 3 inputs reflect contingent consideration liabilities.

Valuation Techniques

Equity Securities & Mutual Funds

Investments for which market quotations are readily available are valued at the sale price on their principal exchange, or official closing bid price for certain markets. If no sales are reported, the security is valued at its last reported bid price.

Other Sovereign Government Obligations, Municipal Bonds and Corporate Bonds

The investments listed in the caption above are valued on the basis of valuations furnished by an independent pricing service approved by the trustees or dealers. Such services or dealers determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities.

Interest Rate Swap Derivative

The fair value of interest rate swap derivatives is based on the present value of future cash flows at each valuation date resulting from utilization of the swaps, using a constant discount rate of 1.6% compared to discount rates based on projected future yield curves. (See Note 12)

Senior Notes due 2014

The fair value of the first $250 million of Senior Notes maturing in 2014 is estimated to be the carrying value of those notes adjusted by the fair value of the interest rate swap derivative, discussed above. In the first quarter of 2011, the Company entered into two interest rate swaps to convert interest on a portion of its Senior Notes from a fixed rate to a floating rate. The swaps are designated as fair value hedging instruments. The change in the fair value of the swaps is recorded on the balance sheet. The carrying value of the debt related to these swaps is adjusted by an equal amount. (See Note 12).

Contingent Consideration Liability

Purchase consideration for some acquisitions made by the Company includes contingent consideration arrangements. Contingent consideration arrangements are primarily based on meeting EBITDA and revenue targets over two to four years. The fair value of contingent consideration is estimated as the present value of future cash flows that would result from the projected revenue and earnings of the acquired entities.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

(In millions of dollars)	Identical Assets (Level 1)		Observable Inputs (Level 2)		Unobservable Inputs (Level 3)		Total	
	12/31/11	12/31/10	**12/31/11**	12/31/10	**12/31/11**	12/31/10	**12/31/11**	12/31/10
Assets:								
Financial instruments owned:								
Exchange traded equity securities [a]	**$ —**	$ 1	**$ —**	$ —	**$ —**	$ —	**$ —**	$ 1
Mutual funds[a]	**134**	137	**—**	—	**—**	—	**134**	137
Money market funds[b]	**226**	8	**—**	—	**—**	—	**226**	8
Interest rate swap derivatives[c]	**—**	—	**7**	—	**—**	—	**7**	—
Total assets measured at fair value	**$ 360**	$ 146	**$ 7**	$ —	**$ —**	$ —	**$ 367**	$ 146
Fiduciary Assets:								
State and local obligations (including non-U.S. locales)	**$ —**	$ —	**$ 13**	$ 68	**$ —**	$ —	**$ 13**	$ 68
Other sovereign government obligations and supranational agencies	**—**	—	**47**	185	**—**	—	**47**	185
Corporate and other debt	**—**	—	**2**	30	**—**	—	**2**	30
Money market funds	**186**	152	**—**	—	**—**	—	**186**	152
Total fiduciary assets measured at fair value	**$ 186**	$ 152	**$ 62**	$ 283	**$ —**	$ —	**$ 248**	$ 435
Liabilities:								
Contingent consideration liability[d]	**$ —**	$ —	**$ —**	$ —	**$ 110**	$ 106	**$ 110**	$ 106
Senior Notes due 2014[e]	**$ —**	$ —	**$ 257**	$ —	**$ —**	$ —	**$ 257**	$ —
Total liabilities measured at fair value	**$ —**	$ —	**$ 257**	$ —	**$ 110**	$ 106	**$ 367**	$ 106

(a) Included in other assets in the consolidated balance sheets.

(b) Included in cash and cash equivalents in the consolidated balance sheets.

(c) Included in other receivables in the consolidated balance sheets.

(d) Included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheets.

(e) Included in long term debt in the consolidated balance sheets.

During the year ended December 31, 2011, there were no assets that transferred between Level 1 and Level 2.

The table below sets forth a summary of the changes in fair value of the Company's Level 3 liabilities for the year ended December 31, 2011 that represent contingent consideration related to acquisitions:

	Fair Value, Beginning of Period	Additions	Payments	Revaluation Impact	Fair Value, End of Period
Contingent consideration	$ 106	14	(13)	3	$ 110

The fair value of the contingent liability is based on projections of revenue and earnings for the acquired entities that are reassessed on a quarterly basis.

11. Long-term Commitments

The Company leases office facilities, equipment and automobiles under non-cancelable operating leases. These leases expire on varying dates; in some instances contain renewal and expansion options; do not restrict the payment of dividends or the incurrence of debt or additional lease obligations; and contain no significant purchase options. In addition to the base rental costs, occupancy lease agreements generally provide for rent escalations resulting from increased assessments for real estate taxes and other charges. Approximately 97% of the Company's lease obligations are for the use of office space.

The consolidated statements of income include net rental costs of $430 million, $421 million and $397 million for 2011, 2010 and 2009, respectively, after deducting rentals from subleases ($9 million in 2011, $8 million in 2010 and $5 million in 2009). The net rental costs disclosed above exclude rental costs and sublease income for previously accrued restructuring charges related to vacated space.

At December 31, 2011, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

For the Years Ended December 31, *(In millions of dollars)*		Gross Rental Commitments		Rentals from Subleases		Net Rental Commitments
2012	$	412	$	49	$	363
2013	$	368	$	45	$	323
2014	$	316	$	43	$	273
2015	$	275	$	39	$	236
2016	$	236	$	39	$	197
Subsequent years	$	1,133	$	142	$	991

The Company has entered into agreements with various service companies to outsource certain information systems activities and responsibilities and processing activities. Under these agreements, the Company is required to pay minimum annual service charges. Additional fees may be payable depending upon the volume of transactions processed, with all future payments subject to increases for inflation. At December 31, 2011, the aggregate fixed future minimum commitments under these agreements are as follows:

For the Years Ended December 31, *(In millions of dollars)*		Future Minimum Commitments
2012	$	101
2013		59
2014		47
Subsequent years		142
	$	349

12. Debt

The Company's outstanding debt is as follows:

December 31, *(In millions of dollars)*		**2011**		2010
Short-term:				
Current portion of long-term debt	**$**	**260**	$	8
Long-term:				
Senior notes – 6.25% due 2012 (5.1% effective interest rate)	**$**	**250**	$	253
Senior notes – 4.850% due 2013		**251**		250
Senior notes – 5.875% due 2033		**296**		296
Senior notes – 5.375% due 2014		**326**		648
Senior notes – 5.75% due 2015		**479**		747
Senior notes – 9.25% due 2019		**398**		398
Senior notes – 4.80% due 2021		**496**		—
Mortgage – 5.70% due 2035		**431**		439
Other		**1**		3
		2,928		3,034
Less current portion		**260**		8
	$	**2,668**	$	3,026

The senior notes in the table above are publically registered by the Company with no guarantees attached.

On July 15, 2011, the Company purchased a total of $600 million of outstanding notes comprised of $330 million of its 5.375% notes due in 2014 and $270 million of its 5.750% notes due in 2015. The Company acquired the notes at market value plus a tender premium, which exceeded the notes' carrying value.

The Company used proceeds from the issuance of 4.80% ten-year $500 million senior notes in the third quarter of 2011 and cash on hand to fund the amounts associated with the tendered bonds.

During the third quarter of 2010, the Company repaid its 5.15% fixed rate $550 million senior notes that matured.

On October 13, 2011, the Company and certain of its subsidiaries entered into a new $1.0 billion multi-currency five-year unsecured revolving credit facility, which replaced the $1.0 billion facility discussed below. The interest rate on this facility is based on LIBOR plus a fixed margin which varies with the Company's credit ratings. This facility requires the Company to maintain certain coverage and leverage ratios which are tested quarterly. There were no borrowings outstanding under this facility at December 31, 2011.

The Company and certain of its subsidiaries previously maintained a $1.0 billion multi-currency three-year unsecured revolving credit facility. This facility was due to expire in October 2012.

Derivative Financial Instruments

In February 2011, the Company entered into two $125 million 3.5-year interest rate swaps to hedge changes in the fair value of the first $250 million of the outstanding 5.375% senior notes due in 2014.

Under the terms of the swaps, the counter-parties will pay the Company a fixed rate of 5.375% and the Company will pay interest at a floating rate of three-month LIBOR plus a fixed spread of 3.726%. The maturity date of the senior notes and the swaps match exactly. The floating rate resets quarterly, with every second reset occurring on the interest payment date of the senior notes. The swaps net settle every six months on the senior note coupon payment dates. The swaps are designated as fair value hedging instruments and are deemed to be perfectly effective in accordance with applicable accounting guidance.

The fair value of the swaps at inception was zero and subsequent changes in the fair value of the interest rate swaps are reflected in the carrying value of the interest rate swaps and in the consolidated balance sheet. The carrying value of the debt on the balance sheet was adjusted by an equal amount. The gain or loss on the hedged item (fixed rate debt) and the offsetting gain or loss on the interest rate swaps as of December 31, 2011 are as follows:

Income statement classification (In millions of dollars)	Gain on Swaps	Loss on Notes	Net Income Effect
Other Operating Expenses	$ 7	$ (7)	$ —

The amounts earned and owed under the swap agreements are accrued each period and are reported in interest expense. There was no ineffectiveness recognized in the periods presented. The portion of the debt acquired under the tender offer discussed above was not part of the first $250 million outstanding and therefore, did not impact the hedged portion of this debt.

Additional credit facilities, guarantees and letters of credit are maintained with various banks, primarily related to operations located outside the United States, aggregating $248 million at December 31, 2011 and $272 million at December 31, 2010. There were no outstanding borrowings under these facilities at December 31, 2011 or December 31, 2010.

Scheduled repayments of long-term debt in 2012 and in the four succeeding years are $259 million, $260 million, $330 million, $490 million and $11 million, respectively.

13. Financial Instruments

The estimated fair value of the Company's significant financial instruments is provided below. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company's intent or need to dispose of the financial instrument.

	December 31, 2011		December 31, 2010	
(In millions of dollars)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 2,113**	**$ 2,113**	$ 1,894	$ 1,894
Long-term investments	**$ 58**	**$ 58**	$ 68	$ 64
Short-term debt	**$ 260**	**$ 261**	$ 8	$ 8
Long-term debt	**$ 2,668**	**$ 2,958**	$ 3,026	$ 3,234

Cash and Cash Equivalents: The estimated fair value of the Company's cash and cash equivalents approximates their carrying value.

Long-term Investments: Long-term investments include certain investments carried at cost and unrealized gains related to available-for-sale investments held in a fiduciary capacity as discussed below.

The Company has long-term investments of $37 million and $39 million at December 31, 2011 and December 31, 2010, carried on the cost basis for which there are no readily available market prices. These investments are included in other assets in the consolidated balance sheets. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

A portion of the Company's fiduciary funds described in Note 3 are invested in high quality debt securities and are classified as available-for-sale. Gross unrealized gains (pre-tax) on these securities that are included in other assets and accumulated other comprehensive income in the consolidated balance sheets were $1 million and $7 million at December 31, 2011 and 2010, respectively. In the twelve months ended December 31, 2011, 2010 and 2009, the Company recorded gross unrealized losses (pre-tax) of $6 million, $10 million, and $7 million respectively, related to these investments. These amounts have been excluded from earnings and reported, net of deferred income taxes, in accumulated other comprehensive income (loss), which is a component of equity.

Short-term and Long-term Debt: The fair value of the Company's short-term debt, which consists primarily of term debt maturing within the next year, approximates its carrying value. The estimated fair value of a primary portion of the Company's long-term debt is based on discounted future cash flows using current interest rates available for debt with similar terms and remaining maturities. The fair value of long term debt includes the fair value of the interest rate swap derivative on the first $250 million of Senior Notes maturing in 2014 (discussed above).

14. Integration and Restructuring Costs

The Company recorded total restructuring costs of $51 million in 2011, the majority of which related to severance.

Details of the activity from January 1, 2010 through December 31, 2011 regarding restructuring activities, which includes liabilities from actions prior to 2011, are as follows:

(In millions of dollars)	Liability at 1/1/10	Amounts Accrued	Cash Paid	Liability at 12/31/10	Amounts Accrued	Cash Paid	Other [a]	**Liability at 12/31/11**
Severance	$ 77	$ 79	$ (116)	$ 40	$ 29	$ (40)	$ (2)	**$ 27**
Future rent under non-cancelable leases and other costs	182	62	(73)	171	22	(42)	3	**154**
Total	$ 259	$ 141	$ (189)	$ 211	$ 51	$ (82)	$ 1	**$ 181**

(a) Primarily foreign exchange.

At January 1, 2009, the liability balance related to restructuring activity was $222 million. In 2009, the Company accrued $243 million and had cash payments of $206 million related to restructuring activities that resulted in the liability balance at January 1, 2010 reported above.

The expenses associated with the above initiatives are included in compensation and benefits and other operating expenses in the consolidated statements of income. The liabilities associated with these initiatives are classified on the consolidated balance sheets as accounts payable, other liabilities, or accrued compensation and employee benefits, depending on the nature of the items.

15. Common Stock

During 2011, the Company repurchased approximately 12.3 million shares of its common stock for total consideration of approximately $361 million, at an average price per share of $29.44. The repurchased shares were reflected as an increase in treasury shares (a decrease in shares outstanding). During the third quarter of 2011, the Company received authorization to increase the share repurchase program to $1 billion from $500 million. The Company remains authorized to repurchase additional shares of its common stock up to a value of $553 million. There is no time limit on this authorization. The Company did not repurchase any shares in the fourth quarter of 2011.

16. Claims, Lawsuits and Other Contingencies

Errors and Omissions Claims

The Company and its subsidiaries, particularly Marsh and Mercer, are subject to a significant number of claims, lawsuits and proceedings in the ordinary course of business. Such claims and lawsuits consist principally of alleged errors and omissions in connection with the performance of professional services, including the placement of insurance and the provision of actuarial services for corporate and public clients. Certain of these claims seek damages, including punitive and treble damages, in amounts that could, if awarded, be significant. In establishing liabilities for errors and omissions claims in accordance with FASB ASC Subtopic No. 450-20 (Contingencies—Loss Contingencies), the Company utilizes case level reviews by inside and outside counsel, an internal actuarial analysis and other analysis to estimate potential losses. A liability is established when a loss is both probable and reasonably estimable. The liability is reviewed quarterly and adjusted as developments warrant. In many cases, the Company has not recorded a liability, other than for legal fees to defend the claim, because we are unable, at the present time, to make a determination that a loss is both probable and reasonably estimable.

To the extent that expected losses exceed our deductible in any policy year, the Company also records an asset for the amount that we expect to recover under any available third-party insurance programs. The Company has varying levels of third-party insurance coverage, with policy limits and coverage terms varying significantly by policy year.

Governmental Inquiries and Related Claims

In January 2005, the Company and its subsidiary Marsh Inc. entered into a settlement agreement with the New York State Attorney General ("NYAG") and the New York State Insurance Department to settle a civil complaint and related citation regarding Marsh's use of market service agreements with various insurance companies. The parties subsequently entered into an amended and restated settlement agreement in February 2010 that helps restore a level playing field for Marsh. Most lawsuits against the Company that were based on similar allegations to those made in the NYAG complaint have been resolved. Eight actions instituted by individual policyholders against the Company, Marsh and certain Marsh subsidiaries remain pending in federal and state courts.

Other Contingencies—Guarantees

In connection with its acquisition of U.K.-based Sedgwick Group in 1998, the Company acquired several insurance underwriting businesses that were already in run-off, including River Thames Insurance Company Limited ("River Thames"), which we sold in 2001. Sedgwick guaranteed payment of claims on certain policies underwritten through the Institute of London Underwriters (the "ILU") by River Thames. The policies covered by this guarantee are reinsured up to £40 million by a related party of River Thames. Payment of claims under the reinsurance agreement is collateralized by segregated assets held in a trust. As of December 31, 2011, the reinsurance coverage exceeded the best estimate of the projected liability of the policies covered by the guarantee. To the extent River Thames or the reinsurer is unable to meet its obligations under those policies, a claimant may seek to recover from us under the guarantee.

From 1980 to 1983, the Company owned indirectly the English & American Insurance Company ("E&A"), which was a member of the ILU. The ILU required the Company to guarantee a portion of E&A's obligations. After E&A became insolvent in 1993, the ILU agreed to discharge the guarantee in exchange for the Company's agreement to post an evergreen letter of credit that is available to pay claims by policyholders on certain E&A policies issued through the ILU and incepting between July 3, 1980 and October 6, 1983. Certain claims have been paid under the letter of credit and we anticipate that additional claimants may seek to recover against the letter of credit.

Kroll-related Matters

Under the terms of a stock purchase agreement with Altegrity, Inc. ("Altegrity") related to Altegrity's purchase of Kroll from the Company in August 2010, a copy of which is attached as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2010, we agreed to provide a limited indemnity to Altegrity with respect to certain Kroll-related litigation and regulatory matters.

The pending proceedings and other matters described in this Note 16 on Claims, Lawsuits and Other

Contingencies may expose the Company or its subsidiaries to liability for significant monetary damages and other forms of relief. Where a loss is both probable and reasonably estimable, we establish liabilities in accordance with FASB ASC Subtopic No. 450-20 (Contingencies—Loss Contingencies). Except as described above, we are not able at this time to provide a reasonable estimate of the range of possible loss attributable to these matters or the impact they may have on the Company's consolidated results of operations, financial position or cash flows. This is primarily because these matters are still developing and involve complex issues subject to inherent uncertainty. Adverse determinations in one or more of these matters could have a material impact on the Company's consolidated results of operations, financial condition or cash flows in a future period.

17. Segment Information

The Company is organized based on the types of services provided. Under this organizational structure, the Company's segments are:

- **Risk and Insurance Services**, comprising insurance services (Marsh) and reinsurance services (Guy Carpenter); and
- **Consulting**, comprising Mercer and Oliver Wyman Group

With the sale of Kroll in August 2010, along with previous divestiture transactions between 2008 and 2010, the Company has divested its entire Risk Consulting and Technology segment.

The accounting policies of the segments are the same as those used for the consolidated financial statements described in Note 1 to the Company's 2011 10-K. Segment performance is evaluated based on segment operating income, which includes directly related expenses, and charges or credits related to integration and restructuring but not the Company's corporate-level expenses. Revenues are attributed to geographic areas on the basis of where the services are performed.

Selected information about the Company's segments and geographic areas of operation are as follows:

For the Year Ended December 31, (In millions of dollars)	Revenue	Operating Income (Loss)	Total Assets	Depreciation and Amortization	Capital Expenditures
2011 –					
Risk and Insurance Services	**$ 6,301 (a)**	**$ 1,229**	**$ 9,202**	**$ 191**	**$ 146**
Consulting	**5,265 (b)**	**588**	**4,720**	**110**	**91**
Total Operating Segments	**11,566**	**1,817**	**13,922**	**301**	**237**
Corporate / Eliminations	**(40) (c)**	**(179) (c)**	**1,532 (d)**	**31**	**43**
Total Consolidated	**$ 11,526**	**$ 1,638**	**$ 15,454**	**$ 332**	**$ 280**
2010 –					
Risk and Insurance Services	$ 5,764 (a)	$ 972	$ 9,418	$ 177	$ 144
Consulting	4,835 (b)	129	4,437	113	80
Total Operating Segments	10,599	1,101	13,855	290	224
Corporate / Eliminations	(49) (c)	(162) (c)	1,455 (d)	29	34
Total Consolidated	$ 10,550	$ 939	$ 15,310	$ 319	$ 258
2009 –					
Risk and Insurance Services	$ 5,284 (a)	$ 796	$ 8,320	$ 153	$ 147
Consulting	4,609 (b)	405	4,244	114	78
Total Operating Segments	9,893	$ 1,201	12,564	267	225
Corporate / Eliminations	(62) (c)	(423) (c)	2,773 (d)	28	36
Total Consolidated	$ 9,831	$ 778	$ 15,337	$ 295	$ 261

(a) Includes inter-segment revenue of $4 million, $7 million and $18 million in 2011, 2010 and 2009 respectively, interest income on fiduciary funds of $47 million, $45 million and $54 million in 2011, 2010, and 2009, respectively, and equity method income of $14 million, $12 million and $13 million in 2011, 2010, and 2009, respectively.

(b) Includes inter-segment revenue of $36 million, $43 million and $45 million in 2011, 2010 and 2009, respectively, and interest income on fiduciary funds of $4 million in 2011, 2010, and 2009.

(c) Includes results of corporate advisory and restructuring business.

(d) Corporate assets primarily include insurance recoverables, pension related assets, the owned portion of the Company headquarters building and intercompany eliminations. Also includes assets of discontinued operations and the corporate advisory and restructuring business of $1.6 billion in 2009.

Details of operating segment revenue are as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Risk and Insurance Services			
Marsh	**$ 5,253**	$ 4,781	$ 4,363
Guy Carpenter	**1,048**	983	921
Total Risk and Insurance Services	**6,301**	5,764	5,284
Consulting			
Mercer	**3,782**	3,478	3,327
Oliver Wyman Group	**1,483**	1,357	1,282
Total Consulting	**5,265**	4,835	4,609
Total Operating Segments	**11,566**	10,599	9,893
Corporate/ Eliminations	**(40)**	(49)	(62)
Total	**$ 11,526**	$ 10,550	$ 9,831

Information by geographic area is as follows:

For the Years Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Revenue			
United States	**$ 5,131**	$ 4,708	$ 4,436
United Kingdom	**1,922**	1,720	1,708
Continental Europe	**1,906**	1,809	1,798
Asia Pacific	**1,287**	1,067	862
Other	**1,320**	1,295	1,089
	11,566	10,599	9,893
Corporate/Eliminations	**(40)**	(49)	(62)
	$ 11,526	$ 10,550	$ 9,831

For the Years Ended December 31, *(In millions of dollars)*	**2011**	2010	2009
Fixed Assets, Net			
United States	**$ 505**	$ 511	$ 515
United Kingdom	**133**	132	147
Continental Europe	**65**	69	74
Asia Pacific	**37**	43	41
Other	**64**	67	73
	$ 804	$ 822	$ 850

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marsh & McLennan Companies, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

New York, New York
February 28, 2012

Marsh & McLennan Companies, Inc. and Subsidiaries
SELECTED QUARTERLY FINANCIAL DATA AND SUPPLEMENTAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions of dollars, except per share figures)			
2011:				
Revenue	**$ 2,884**	**$ 2,928**	**$ 2,806**	**$ 2,908**
Operating income	**$ 472**	**$ 465**	**$ 310**	**$ 391**
Income from continuing operations	**$ 319**	**$ 286**	**$ 133**	**$ 244**
Income from discontinued operations	**$ 12**	**$ 3**	**$ 2**	**$ 16**
Net income attributable to the Company	**$ 325**	**$ 282**	**$ 130**	**$ 256**
Basic Per Share Data:				
Income from continuing operations	**$ 0.57**	**$ 0.51**	**$ 0.24**	**$ 0.44**
Income from discontinued operations	**$ 0.02**	**$ —**	**$ —**	**$ 0.03**
Net income attributable to the Company	**$ 0.59**	**$ 0.51**	**$ 0.24**	**$ 0.47**
Diluted Per Share Data:				
Income from continuing operations	**$ 0.56**	**$ 0.50**	**$ 0.23**	**$ 0.44**
Income from discontinued operations	**$ 0.02**	**$ —**	**$ 0.01**	**$ 0.02**
Net income attributable to the Company	**$ 0.58**	**$ 0.50**	**$ 0.24**	**$ 0.46**
Dividends Paid Per Share	**$ 0.21**	**$ 0.21**	**$ 0.22**	**$ 0.22**
2010:				
Revenue	$ 2,635	$ 2,606	$ 2,524	$ 2,785
Operating income (loss) (a)	$ 425	$ (50)	$ 239	$ 325
Income (loss) from continuing operations	$ 274	$ (29)	$ 128	$ 192
(Loss) income from discontinued operations	$ (22)	$ 271	$ 43	$ 14
Net income attributable to the Company	$ 248	$ 236	$ 168	$ 203
Basic Per Share Data:				
Income (loss) from continuing operations	$ 0.50	$ (0.06)	$ 0.23	$ 0.35
(Loss) income from discontinued operations	$ (0.04)	$ 0.49	$ 0.07	$ 0.02
Net income attributable to the Company	$ 0.46	$ 0.43	$ 0.30	$ 0.37
Diluted Per Share Data:				
Income (loss) from continuing operations	$ 0.49	$ (0.06)	$ 0.22	$ 0.34
(Loss) income from discontinued operations	$ (0.04)	$ 0.49	$ 0.08	$ 0.03
Net income attributable to the Company	$ 0.45	$ 0.43	$ 0.30	$ 0.37
Dividends Paid Per Share	$ 0.20	$ 0.20	$ 0.20	$ 0.21

As of February 22, 2012 there were 7,254 stockholders of record.

(a) The second quarter of 2010 reflects a net $400 million charge related to the Alaska settlement.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures. Based on their evaluation, as of the end of the period covered by this annual report on Form 10-K, the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Internal Control over Financial Reporting.

(a) *Management's Annual Report on Internal Control Over Financial Reporting*

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Marsh & McLennan Companies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures relating to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; the recording of all necessary transactions to permit the preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles; the proper authorization of receipts and expenditures in accordance with authorizations of the Company's management and directors; and the prevention or timely detection of the unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 under the supervision and with the participation of the Company's principal executive and principal financial officers. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2011.

Deloitte & Touche LLP, the Independent Registered Public Accounting Firm that audited and reported on the Company's consolidated financial statements included in this annual report on Form 10-K, also issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

(b) *Attestation Report of the Registered Public Accounting Firm.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsh & McLennan Companies, Inc.
New York, New York

We have audited the internal control over financial reporting of Marsh & McLennan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP
New York, New York
February 28, 2012

(c) *Changes in Internal Control Over Financial Reporting*

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information as to the directors and nominees for the board of directors of the Company is incorporated herein by reference to the material set forth under the heading "Item 1—Election of Directors" in the 2012 Proxy Statement.

The executive officers of the Company are Benjamin F. Allen, Orlando D. Ashford, Peter J. Beshar, John Drzik, Brian Duperreault, E. Scott Gilbert, Daniel S. Glaser, Alexander S. Moczarski, David Nadler, Julio A. Portalatin, Vanessa A. Wittman and Peter Zaffino. Information with respect to these individuals is provided in Part I, Item 1 above under the heading "Executive Officers of the Company".

The information set forth in the 2012 Proxy Statement in the sections "Transactions with Management and Others; Other Information—Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance—Codes of Conduct" and "Board of Directors and Committees—Committees—Audit Committee" is incorporated herein by reference.

Item 11. Executive Compensation.

The information set forth in the sections "Board of Directors and Committees—Director Compensation" and "Compensation of Executive Officers" in the 2012 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information set forth in the sections "Stock Ownership of Management and Certain Beneficial Owners" and "Equity Compensation Plan Information" in the 2012 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information set forth in the sections "Corporate Governance—Director Independence", "Corporate Governance—Review of Related-Person Transactions" and "Transactions with Management and Others; Other Information" in the 2012 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information set forth under the heading "Ratification of Selection of Independent Registered Public Accounting Firm—Fees of Independent Registered Public Accounting Firm" in the 2012 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules. †

The following documents are filed as a part of this report:

(1) Consolidated Financial Statements:

Consolidated Statements of Income for each of the three years in the period ended December 31, 2010

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2010

Consolidated Statements of Stockholders' Equity and Comprehensive Income for each of the three years in the period ended December 31, 2010

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Other:

Selected Quarterly Financial Data and Supplemental Information (Unaudited) for fiscal years 2010 and 2009

Five-Year Statistical Summary of Operations

(2) All required Financial Statement Schedules are included in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

(3) The following exhibits are filed as a part of this report:

(2.1) Stock Purchase Agreement, dated as of June 6, 2010, by and between Marsh & McLennan Companies, Inc. and Altegrity, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)

(3.1) Restated Certificate of Incorporation of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated July 17, 2008)

(3.2) Amended and Restated By-Laws of Marsh & McLennan Companies, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated September 17, 2009)

(4.1) Indenture dated as of June 14, 1999 between Marsh & McLennan Companies and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-3, Registration No. 333-108566)

(4.2) First Supplemental Indenture dated as of June 14, 1999 between Marsh & McLennan Companies and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999)

(4.3) Second Supplemental Indenture dated as of February 19, 2003 between Marsh & McLennan Companies and U.S. Bank National Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

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† As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the company has not filed with this Form 10-K certain instruments defining the rights of holders of long-term debt of the company and its subsidiaries because the total amount authorized under any of such instruments does not exceed 10% of the total assets of the company and its subsidiaries on a consolidated basis. The company agrees to furnish a copy of any such agreement to the Commission upon request.

(4.4) Third Supplemental Indenture dated as of July 30, 2003 between Marsh & McLennan Companies and U.S. National Bank Association (as successor to State Street Bank and Trust Company), as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003)

(4.5) Indenture dated as of March 19, 2002 between Marsh & McLennan Companies and State Street Bank and Trust Company, as trustee (incorporated by reference to the Company's Registration Statement on Form S-4, Registration No. 333-87510)

(4.6) Indenture, dated as of July 14, 2004, between Marsh & McLennan Companies and The Bank of New York, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

(4.7) First Supplemental Indenture, dated as of July 14, 2004, between Marsh & McLennan Companies and The Bank of New York, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

(4.8) Second Supplemental Indenture, dated as of September 16, 2005, between Marsh & McLennan Companies and The Bank of New York, as trustee (incorporated by reference to the Company's Current Report on Form 8-K dated September 13, 2005)

(4.9) Indenture, dated as of March 23, 2009, between Marsh & McLennan Companies and The Bank of New York (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(4.10) First Supplemental Indenture, dated as of March 23, 2009, between Marsh & McLennan Companies and The Bank of New York (incorporated by reference to the Company's Current Report on Form 8-K dated March 18, 2009)

(4.11) Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(4.12) First Supplemental Indenture, dated as of July 15, 2011, between Marsh & McLennan Companies, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(10.1) Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates dated January 30, 2005 (incorporated by reference to the Company's Current Report on Form 8-K dated January 31, 2005)

(10.2) Amendment No. 1, effective as of January 30, 2005, to Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates dated January 30, 2005 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.3) Amendment No. 2, dated September 27, 2005, to Agreement between the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York, and Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, dated January 30, 2005 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.4) Amendment No. 3, dated August 17, 2006, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated August 17, 2006)

(10.5) Amendment No. 4, signed August 6, 2007, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated August 6, 2007)

(10.6) Amendment No. 5, dated May 16, 2008, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated June 3, 2008)

(10.7) Amended and Restated Agreement, effective February 11, 2010, to the Agreement, dated January 30, 2005, as amended, among Marsh & McLennan Companies, Inc., Marsh Inc. and their subsidiaries and affiliates, the Attorney General of the State of New York and the Superintendent of Insurance of the State of New York (incorporated by reference to the Company's Current Report on Form 8-K dated February 11, 2010)

(10.8) *Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999)

(10.9) *Amendments to Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005)

(10.10) *Form of Awards under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

(10.11) *Additional Forms of Awards under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.12) *Form of Restricted Stock Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Current Report on Form 8-K dated May 18, 2005)

(10.13) *Form of Restricted Stock Unit Award, dated as of February 21, 2011, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)

(10.14) *Stock Option and Restricted Stock Unit Award to Brian Duperreault under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.15) *Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001)

(10.16) *Form of Awards under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

(10.17) *Additional Forms of Awards under the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005)

(10.18) *Form of Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)

(10.19) *Form of 2007 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)

(10.20) *Form of 2008 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)

(10.21) *Form of 2009 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.22) *Form of 2010 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)

(10.23) *Form of 2011 Long-term Incentive Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(10.24) *Form of 2011 Long-term Incentive Award dated as of June 1, 2011 under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.25) *Form of Deferred Stock Unit Award under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)

(10.26) *Form of Deferred Stock Unit Award, dated as of January 1, 2009, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.27) *Form of Deferred Stock Unit Award, dated as of February 23, 2009, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.28) *Form of Deferred Stock Unit Award, dated as of May 3, 2010, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)

(10.29) *Form of Deferred Stock Unit Award, dated as of April 20, 2011, under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

(10.30) *Form of Deferred Stock Unit Award, dated as of February 1, 2012, under the Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan

(10.31) *Marsh & McLennan Companies, Inc. 2011 Incentive and Stock Award Plan (incorporated by reference to the Company's Registration Statement on Form S-8 dated August 5, 2011)

(10.32) *Amendments to Certain Marsh & McLennan Companies Equity-Based Awards Due to U.S. Tax Law Changes Affecting Equity-Based Awards granted under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan and the Marsh & McLennan Companies, Inc. 2000 Employee Incentive and Stock Award Plan, effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.33) *Amendments to Performance Based Restricted Stock Unit Awards Due to U.S. Tax Law Changes Affecting Awards granted under the Marsh & McLennan Companies, Inc. 2000 Senior Executive Incentive and Stock Award Plan, dated June 5, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(10.34) *Section 409A Amendment Document, effective as of January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.35) *Marsh & McLennan Companies Supplemental Savings & Investment Plan (formerly the Marsh & McLennan Companies Stock Investment Supplemental Plan), Amendment and Restatement effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.36) *First Amendment to the Marsh & McLennan Companies Supplemental Savings & Investment Plan, effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)

(10.37) *Second Amendment to the Marsh & McLennan Companies Supplemental Savings & Investment Plan, effective December 31, 2010 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)

(10.38) *Marsh & McLennan Companies, Inc. Special Severance Pay Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996)

(10.39) *Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan, as Amended and Restated effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.40) *First Amendment to the Marsh & McLennan Companies Benefit Equalization Plan and Marsh & McLennan Companies Supplemental Retirement Plan, effective January 1, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)

(10.41) *Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2008)

(10.42) *Amendment to the Marsh & McLennan Companies, Inc. Senior Executive Severance Pay Plan, effective December 31, 2009 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2009)

(10.43) *Marsh & McLennan Companies Senior Management Incentive Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

(10.44) *Marsh & McLennan Companies, Inc. Directors Stock Compensation Plan-May 1, 2009 Restatement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(10.45) *Description of compensation arrangements for non-executive directors of Marsh & McLennan Companies, Inc. effective June 1, 2009 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(10.46) *Description of compensation arrangements for non-executive directors of Marsh & McLennan Companies, Inc. effective June 1, 2012

(10.47) *Employment Agreement, dated as of November 21, 2007, by and between Marsh & McLennan Companies, Inc. and Peter J. Beshar (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009)

(10.48) *Letter Agreement, effective as of March 31, 2010, between Marsh & McLennan Companies, Inc. and Peter J. Beshar (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)

(10.49) *Employment Agreement, dated as of December 19, 2005, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to the Company's Current Report on Form 8-K dated December 16, 2005)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(10.50) *Amendment No. 1, dated as of September 25, 2006, to Employment Agreement, dated December 19, 2005, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)

(10.51) *Amendment No. 2, dated as of December 12, 2008, to Employment Agreement, dated December 19, 2005, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

(10.52) *Letter Agreement, effective as of March 31, 2010, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)

(10.53) *Employment Letter, effective as of October 3, 2011, between Marsh & McLennan Companies, Inc. and M. Michele Burns (incorporated by reference to the Company's Current Report on Form 8-K dated October 3, 2007)

(10.54) *Employment Agreement, dated as of December 10, 2007, by and between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009)

(10.55) *Letter Agreement, effective as of December 10, 2010, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)

(10.56) *Letter Agreement, effective as of April 20, 2011, between Marsh & McLennan Companies, Inc. and Daniel S. Glaser

(10.57) *Employment Agreement, dated as of January 29, 2008, between Marsh & McLennan Companies, Inc. and Brian Duperreault (incorporated by reference to the Company's Current Report on Form 8-K dated January 29, 2008)

(10.58) *Employment Letter, effective as of September 17, 2009 and January 30, 2011, between Marsh & McLennan Companies, Inc. and Brian Duperreault (incorporated by reference to the Company's Current Report on Form 8-K dated September 16, 2009)

(10.59) *Letter Agreement, dated August 18, 2008, between Marsh & McLennan Companies, Inc. and Vanessa A. Wittman (incorporated by reference to the Company's Current Report on Form 8-K dated August 18, 2008)

(10.60) *Employment Agreement, effective as of March 1, 2007, by and between Marsh & McLennan Companies, Inc. and David A. Nadler (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)

(10.61) *Amendment, effective as of December 31, 2008, to Employment Agreement, dated March 1, 2007, between Marsh & McLennan Companies, Inc. and David A. Nadler (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)

(10.62) *Letter Agreement, effective as of February 28, 2010, between Marsh & McLennan Companies, Inc. and David A. Nadler (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)

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* Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

(12)	Statement Re: Computation of Ratio of Earnings to Fixed Charges
(14)	Code of Ethics for Chief Executive and Senior Financial Officers (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
(21)	List of Subsidiaries of Marsh & McLennan Companies (as of 2/17/2011)
(23)	Consent of Independent Registered Public Accounting Firm
(24)	Power of Attorney (included on signature page)
(31.1)	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
(31.2)	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
(32)	Section 1350 Certifications
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSH & McLENNAN COMPANIES, INC.

Dated: February 28, 2012

By /s/ BRIAN DUPERREAULT
Brian Duperreault
President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Luciana Fato and Katherine J. Brennan, and each of them singly, such person's lawful attorneys-in-fact and agents, with full power to them and each of them to sign for such person, in the capacity indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated this 28th day of February, 2011.

Name	Title	Date
/s/ BRIAN DUPERREAULT Brian Duperreault	Director, President & Chief Executive Officer	February 28, 2012
/s/ VANESSA A. WITTMAN Vanessa A. Wittman	Executive Vice President & Chief Financial Officer	February 28, 2012
/s/ ROBERT J. RAPPORT Robert J. Rapport	Senior Vice President & Controller (Chief Accounting Officer)	February 28, 2012
/s/ ZACHARY W. CARTER Zachary W. Carter	Director	February 28, 2012
/s/ OSCAR FANJUL Oscar Fanjul	Director	February 28, 2012
/s/ H. EDWARD HANWAY H. Edward Hanway	Director	February 28, 2012
/s/ LORD LANG OF MONKTON Lord Lang of Monkton	Director	February 28, 2012
/s/ ELAINE LA ROCHE Elaine La Roche*	Director	February 28, 2012
/s/ STEVEN A. MILLS Steven A. Mills	Director	February 28, 2012

* Ms. La Roche became a director on January 18, 2012.

Name	Title	Date
/s/ Bruce P. Nolop Bruce P. Nolop	Director	February 28, 2012
/s/ Marc D. Oken Marc D. Oken	Director	February 28, 2012
/s/ Morton O. Schapiro Morton O. Schapiro	Director	February 28, 2012
/s/ Adele Simmons Adele Simmons	Director	February 28, 2012
/s/ Lloyd Yates Lloyd Yates	Director	February 28, 2012
/s/ R. David Yost R. David Yost*	Director	February 28, 2012

* Mr. Yost became a director on January 18, 2012.

Exhibit 31.1

CERTIFICATIONS

I, Brian Duperreault, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2012

/s/ Brian Duperreault

Brian Duperreault
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Vanessa A. Wittman, certify that:

1. I have reviewed this Annual Report on Form 10-K of Marsh & McLennan Companies, Inc. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2012

/s/ Vanessa A. Wittman

Vanessa A. Wittman
Executive Vice President & Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the fiscal quarter ended December 31, 2011 of Marsh & McLennan Companies, Inc. (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Brian Duperreault, the President and Chief Executive Officer, and Vanessa A. Wittman, the Executive Vice President & Chief Financial Officer, of Marsh & McLennan Companies, Inc. each certifies that, to the best of his or her knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Marsh & McLennan Companies, Inc.

Date: February 28, 2012

/s/ Brian Duperreault

Brian Duperreault
President and Chief Executive Officer

Date: February 28, 2012

/s/ Vanessa A. Wittman

Vanessa A. Wittman
Executive Vice President & Chief Financial Officer

STOCK PERFORMANCE GRAPH

The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2011 on: Marsh & McLennan Companies common stock; a management-constructed composite industry index; and the Standard & Poor's 500 Stock Index. The graph assumes an investment of $100 on December 31, 2006 in Marsh & McLennan Companies common stock and each of the two indices, with dividends reinvested. Returns on the composite industry index reflect allocation of the total amount invested among the constituent stocks on a pro rata basis according to each issuer's start-of-the-year market capitalization. The composite industry index consists of Aon Corporation, Arthur J. Gallagher & Co., Towers Watson & Co., and Willis Group Holdings plc.

COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN
($100 invested 12/31/06 with dividends reinvested)


200
150
100
50
2006
2007
2008
2009
2010
2011

	2006	2007	2008	2009	2010	2011
Marsh & McLennan Companies	100	89	84	79	102	121
Composite Industry Index	100	116	107	99	123	135
S&P 500	100	106	67	84	97	99

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

ZACHARY W. CARTER
Partner, Dorsey & Whitney LLP

BRIAN DUPERREAULT
President and Chief Executive Officer,
Marsh & McLennan Companies

OSCAR FANJUL
Vice Chairman, Omega Capital
Former Chairman and
Chief Executive Officer, Repsol

H. EDWARD HANWAY
Former Chairman and Chief Executive Officer,
CIGNA Corporation

LORD LANG OF MONKTON
Independent Chairman,
Marsh & McLennan Companies
Former Member of British Parliament
Former British Secretary of State for
Trade and Industry

ELAINE LA ROCHE
Senior Advisor,
China International Capital Corporation US
Former Chief Executive Officer,
China International Capital
Corporation, Beijing

STEVEN A. MILLS
Senior Vice President and Group Executive,
Software & Systems,
International Business Machines
Corporation (IBM)

BRUCE P. NOLOP
Former Chief Financial Officer,
E*Trade Financial Corporation

MARC D. OKEN
Managing Partner,
Falfurrias Capital Partners
Former Chief Financial Officer,
Bank of America Corporation

MORTON O. SCHAPIRO
President, Northwestern University

ADELE SIMMONS
Vice Chair, Metropolis Strategies
President, Global Philanthropy Partnership

LLOYD M. YATES
President and Chief Executive Officer,
Progress Energy Carolinas

R. DAVID YOST
Former President and Chief Executive Officer,
AmerisourceBergen Corporation

COMMITTEES OF THE BOARD

AUDIT
Marc D. Oken, *Chair*
Zachary W. Carter
Elaine La Roche
Bruce P. Nolop
Lloyd M. Yates

COMPENSATION
H. Edward Hanway, *Chair*
Oscar Fanjul
Lord Lang of Monkton
Steven A. Mills
Morton O. Schapiro
R. David Yost

COMPLIANCE AND RISK
Zachary W. Carter, *Chair*
Elaine La Roche
Bruce P. Nolop
Lloyd M. Yates

CORPORATE RESPONSIBILITY
Adele Simmons, *Chair*
Bruce P. Nolop
Lloyd M. Yates
R. David Yost

DIRECTORS AND GOVERNANCE
Morton O. Schapiro, *Chair*
Lord Lang of Monkton
Steven A. Mills
Adele Simmons

EXECUTIVE
Lord Lang of Monkton, *Chair*
Zachary W. Carter
Brian Duperreault
Oscar Fanjul
H. Edward Hanway
Marc D. Oken
Morton O. Schapiro

FINANCE
Oscar Fanjul, *Chair*
Brian Duperreault
H. Edward Hanway
Lord Lang of Monkton
Bruce P. Nolop
Marc D. Oken

EXECUTIVE OFFICERS

BENJAMIN F. ALLEN
Senior Vice President, Chief Innovation Officer
and Chief Information Officer,
Marsh & McLennan Companies

ORLANDO D. ASHFORD
Senior Vice President, Chief Human Resources
and Communications Officer,
Marsh & McLennan Companies

PETER J. BESHAR
Executive Vice President and General Counsel,
Marsh & McLennan Companies

JOHN P. DRZIK
President and Chief Executive Officer,
Oliver Wyman Group

BRIAN DUPERREAULT
Director, President and Chief Executive Officer,
Marsh & McLennan Companies

E. SCOTT GILBERT
Senior Vice President and Chief Risk and
Compliance Officer,
Marsh & McLennan Companies

DANIEL S. GLASER
Group President and Chief Operating Officer,
Marsh & McLennan Companies

ALEXANDER S. MOCZARSKI
President and Chief Executive Officer,
Guy Carpenter

DAVID A. NADLER
Vice Chairman, Office of the CEO,
Marsh & McLennan Companies

JULIO A. PORTALATIN
President and Chief Executive Officer, Mercer

VANESSA A. WITTMAN*
Executive Vice President and
Chief Financial Officer,
Marsh & McLennan Companies

PETER ZAFFINO
President and Chief Executive Officer, Marsh

**Ms. Wittman submitted her resignation to Marsh & McLennan Companies on February 29, 2012.*

SHAREHOLDER INFORMATION

ANNUAL MEETING
The 2012 Annual Meeting of Shareholders will be held at 10:00 a.m., Thursday, May 17, 2012 in the 2nd floor auditorium of the McGraw-Hill Building, 1221 Avenue of the Americas, New York, NY 10020.

INVESTOR INFORMATION
Shareholders of record inquiring about reinvestment and payment of dividends, consolidation of accounts, stock certificate holdings, stock certificate transfers, and address changes should contact:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Telephone: 800 457 8968 or
651 450 4064 (Outside the U.S. and Canada)
Mailing Address:
161 North Concord Exchange, South St. Paul, MN 55075
Wells Fargo's website: www.shareowneronline.com

Shareholders who hold shares of Marsh & McLennan Companies beneficially through a broker, bank, or other intermediary organization should contact that organization for these services.

DIRECT PURCHASE PLAN
Shareholders of record and other interested investors can purchase Marsh & McLennan Companies common stock directly through the Company's transfer agent and the Administrator for the Plan, Wells Fargo. A brochure on the Plan is available on the Wells Fargo website or by contacting Wells Fargo directly:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0874
Telephone: 800 457 8968 or
651 450 4064 (Outside the U.S. and Canada)
Wells Fargo's website: www.shareowneronline.com

FINANCIAL INFORMATION
Copies of Marsh & McLennan Companies annual reports and Forms 10-K and 10-Q are available on the Company's website. These documents also may be requested by contacting:

INVESTOR RELATIONS
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
Telephone: 212 345 5462
Website: www.mmc.com

STOCK LISTINGS
Marsh & McLennan Companies common stock (ticker symbol: MMC) is listed on the New York, Chicago, and London Stock Exchanges.

PROCEDURES FOR REPORTING COMPLAINTS AND CONCERNS REGARDING ACCOUNTING MATTERS
Marsh & McLennan Companies is committed to complying with all applicable accounting standards, internal accounting controls, audit practices, and securities laws and regulations (collectively, "Accounting Matters"). To report a complaint or concern regarding Accounting Matters, you may contact the Company by mail or telephone. You may review the Company's procedures for handling complaints and concerns regarding Accounting Matters at www.mmc.com.

BY MAIL:
Marsh & McLennan Companies, Inc.
Audit Committee
c/o Corporate Secretary
1166 Avenue of the Americas
New York, NY 10036

BY TELEPHONE:
Marsh & McLennan Companies Ethics & Compliance Line
In Canada and the United States: 800 381 2105
Outside Canada and the United States: Use your country's AT&T Direct® Service number to reach the Marsh & McLennan Companies Ethics & Compliance Line toll-free.


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Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
www.mmc.com

MARSH & McLENNAN
COMPANIES